UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 26, 2021

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Third Quarter 2021 Report of UBS Group AG, which appears immediately following this page.

Our financial results

Third quarter 2021 report

Corporate calendar UBS Group AG

Publication of the fourth quarter 2021 report:                     Tuesday, 1 February 2022

Publication of the Annual Report 2021:                              Monday, 7 March 2022

Publication of the Sustainability Report 2021:                      Friday, 11 March 2022

Annual General Meeting 2022:                                         Wednesday, 6 April 2022

Publication of the first quarter 2022 report:                         Tuesday, 26 April 2022

Corporate calendar UBS AG

Publication of the third quarter 2021 report:                       Friday, 29 October 2021

Publication dates of future quarterly and annual reports and results are made available as part of the corporate calendar of UBS AG at ubs.com/investors.

Contacts

Switchboards

For all general inquiries
ubs.com/contact

Zurich +41-44-234 1111
London +44-207-567 8000
New York +1-212-821 3000
Hong Kong +852-2971 8888

Singapore +65-6495 8000

Investor Relations

UBS’s Investor Relations team manages relationships with institutional investors, research analysts and credit rating agencies.

ubs.com/investors

Zurich +41-44-234 4100
New York +1-212-882 5734

Media Relations

UBS’s Media Relations team manages relationships with global media and journalists.

ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5858
mediarelations@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Group Company Secretary

The Group Company Secretary handles
inquiries directed to the Chairman or to other members of the Board of Directors.

UBS Group AG, Office of the Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Zurich +41-44-235 6652

Shareholder Services

UBS’s Shareholder Services team, a unit
of the Group Company Secretary’s office,
manages relationships with shareholders and the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Zurich +41-44-235 6652

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 505000
Louisville, KY 40233-5000, USA

Shareholder online inquiries:
www-us.computershare.com/
investor/contact

Shareholder website:
computershare.com/investor

Calls from the US
+1-866-305-9566
Calls from outside the US
+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610

Imprint

Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English

© UBS 2021. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Third quarter 2021 report

Our key figures

	As of or for the quarter ended				As of or year-to-date
USD million, except where indicated	30.9.21	30.6.21	31.12.20	30.9.20	30.9.21	30.9.20
Group results
Operating income	9,128	8,976	8,117	8,935	26,810	24,273
Operating expenses	6,264	6,384	6,132	6,357	19,054	18,103
Operating profit / (loss) before tax	2,865	2,593	1,985	2,578	7,755	6,169
Net profit / (loss) attributable to shareholders	2,279	2,006	1,636	2,093	6,109	4,921
Diluted earnings per share (USD)[1]	0.63	0.55	0.44	0.56	1.68	1.33
Profitability and growth[2]
Return on equity (%)	15.3	13.7	11.0	14.4	13.8	11.5
Return on tangible equity (%)	17.2	15.4	12.4	16.2	15.5	12.9
Return on common equity tier 1 capital (%)	20.8	19.3	16.8	21.9	19.5	17.6
Return on risk-weighted assets, gross (%)	12.2	12.2	11.4	12.7	12.2	11.8
Return on leverage ratio denominator, gross (%)[3]	3.5	3.4	3.2	3.7	3.4	3.5
Cost / income ratio (%)	68.7	71.8	74.9	70.4	71.4	72.7
Effective tax rate (%)	20.1	22.4	17.2	18.8	21.0	20.1
Net profit growth (%)	8.9	62.8	126.7	99.5	24.2	37.4
Resources[2]
Total assets	1,088,773	1,086,519	1,125,765	1,065,153	1,088,773	1,065,153
Equity attributable to shareholders	60,219	58,765	59,445	59,451	60,219	59,451
Common equity tier 1 capital[4]	45,022	42,583	39,890	38,197	45,022	38,197
Risk-weighted assets[4]	302,426	293,277	289,101	283,133	302,426	283,133
Common equity tier 1 capital ratio (%)[4]	14.9	14.5	13.8	13.5	14.9	13.5
Going concern capital ratio (%)[4]	20.0	20.2	19.4	19.2	20.0	19.2
Total loss-absorbing capacity ratio (%)[4]	34.0	35.6	35.2	34.5	34.0	34.5
Leverage ratio denominator[3,4]	1,044,916	1,039,939	1,037,150	994,366	1,044,916	994,366
Common equity tier 1 leverage ratio (%)[3,4]	4.31	4.09	3.85	3.84	4.31	3.84
Going concern leverage ratio (%)[3,4]	5.8	5.7	5.4	5.5	5.8	5.5
Total loss-absorbing capacity leverage ratio (%)[4]	9.8	10.0	9.8	9.8	9.8	9.8
Liquidity coverage ratio (%)[5]	157	156	152	154	157	154
Net stable funding ratio (%)[5]	118	115	119	117	118	117
Other
Invested assets (USD billion)[6]	4,432	4,485	4,187	3,807	4,432	3,807
Personnel (full-time equivalents)	71,427	71,304	71,551	71,230	71,427	71,230
Market capitalization[1]	55,423	53,218	50,013	40,113	55,423	40,113
Total book value per share (USD)[1]	17.48	16.90	16.74	16.57	17.48	16.57
Total book value per share (CHF)[1]	16.30	15.64	14.82	15.27	16.30	15.27
Tangible book value per share (USD)[1]	15.62	15.05	14.91	14.78	15.62	14.78
Tangible book value per share (CHF)[1]	14.57	13.92	13.21	13.61	14.57	13.61

1 Refer to the “Share information and earnings per share” section of this report for more information.    2 Refer to the “Performance targets and capital guidance” section of our Annual Report 2020 for more information about our performance targets.    3 Leverage ratio denominators and leverage ratios for the respective periods in 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of our Annual Report 2020 for more information.    4 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    5 Prior-period “Net stable funding ratio” is based on estimated pro forma reporting. Refer to the “Liquidity and funding management” section of this report for more information.    6 Consists of invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking. Refer to “Note 32 Invested assets and net new money” in the “Consolidated financial statements” section of our Annual Report 2020 for more information.

Alternative performance measures

An alternative performance measure (an APM) is a financial measure of historical or future financial performance, financial position or cash flows other than a financial measure defined or specified in the applicable recognized accounting standards or in other applicable regulations. We report a number of APMs in the discussion of the financial and operating performance of the Group, our business divisions and our Group Functions. We use APMs to provide a more complete picture of our operating performance and to reflect management’s view of the fundamental drivers of our business results. A definition of each APM, the method used to calculate it and the information content are presented under “Alternative performance measures” in the appendix to this report. Our APMs may qualify as non-GAAP measures as defined by US Securities and Exchange Commission (SEC) regulations.

UBS Group

Management report

Terms used in this report, unless the context requires otherwise

“UBS,” “UBS Group,” “UBS Group AG consolidated,” “Group,” “the Group,” “we,” “us” and “our”	UBS Group AG and its consolidated subsidiaries
“UBS AG consolidated”	UBS AG and its consolidated subsidiaries
“UBS Group AG” and “UBS Group AG standalone”	UBS Group AG on a standalone basis
“UBS AG” and “UBS AG standalone”	UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS Switzerland AG standalone”	UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”	UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and “UBS Americas Holding LLC consolidated”	UBS Americas Holding LLC and its consolidated subsidiaries

Recent developments

Recent developments

Regulatory and legal developments

Revision of the Swiss Liquidity Ordinance

In September 2021, the Swiss Federal Department of Finance launched a consultation on proposed revisions to the Swiss Liquidity Ordinance, with the aim of strengthening the resilience of systemically important banks in Switzerland. As proposed, the revisions would increase the regulatory minimum liquidity requirements for systemically important banks, including UBS. The consultation period is scheduled to end on 13 January 2022. UBS is assessing the implications of the proposed revisions.

Climate-related disclosure requirements

In August 2021, the Swiss Federal Council decided to introduce mandatory reporting requirements for large Swiss companies based on the recommendations of the Financial Stability Board (the FSB) Task Force on Climate-related Financial Disclosures (the TCFD). A consultation on the draft proposal is planned in mid-2022, with mandatory requirements expected to apply to the 2023 annual reporting. Our disclosures are already largely aligned with the 2017 TCFD recommendations and we expect to fully implement those by the end of 2022. Recently, the TCFD published a 2021 annex to its original 2017 recommendations, and we are currently analyzing the impact of these updates, including the implementation timelines.

Starting with our 2021 annual reporting, we will also comply with the revised Swiss Financial Market Supervisory Authority (FINMA) Circular 2016/1 “Disclosure – banks,” which includes climate risk-related disclosure requirements. We will further provide information required by Art. 8 of the EU Taxonomy Regulation, starting with the disclosure of taxonomy-eligible assets of UBS AG and UBS Europe SE on a standalone basis for the year-end 2021.

Registration under the US security-based swaps regulations

Under US Securities and Exchange Commission (SEC) regulations, UBS AG is required to register as a security-based swap dealer by 1 November 2021. On 8 October 2021, FINMA and the SEC finalized a memorandum of understanding relating to cooperation in oversight of Swiss entities registered under the SEC’s security-based swaps regulations. The SEC also published a substituted compliance order modifying the application of certain of its regulations for Swiss security-based swap dealers.

Stress capital buffer in the US

Following the completion of the annual Dodd–Frank Act Stress Testing (DFAST) and the Comprehensive Capital Analysis and Review (CCAR), UBS Americas Holding LLC was assigned a stress capital buffer (SCB) of 7.1% (previously 6.7%) under the SCB rule as of 1 October 2021, resulting in a total common equity tier 1 (CET1) capital requirement of 11.6%. As of 30 September 2021, the CET1 ratio of UBS Americas Holding LLC was 20.7%.

Removal of ECB restrictions on capital distributions by banks

In July 2021, the European Central Bank (the ECB) announced its decision to remove the COVID-19-related restrictions on capital distributions and share buybacks by banks with effect from 1 October 2021.

Other developments

Sale of domestic wealth management business in Austria

As announced in December 2020, we completed the sale of our domestic wealth management business in Austria to LGT in the third quarter of 2021. This sale is consistent with our ongoing effort in Europe to focus on our core markets and resulted in a pre-tax gain of USD 100 million in Global Wealth Management. The post-tax increase of UBS’s CET1 capital amounted to USD 78 million.

Strategic partnership with Sumitomo Mitsui Trust Holdings

In 2019, UBS entered into a strategic wealth management partnership in Japan with Sumitomo Mitsui Trust Holdings, Inc. (SuMi Trust Holdings). In January 2020, the first phase was launched, with operations commencing in the joint venture that was established to promote our respective services. At the time, UBS and SuMi Trust Holdings also started offering each other’s products and services to their respective clients.

In the third quarter of 2021, the second phase of the partnership was completed, with the launch of a new operational partnership entity, UBS SuMi TRUST Wealth Management Co., Ltd., which is 51% owned and controlled by UBS, requiring us to consolidate this entity. The new entity offers global securities and wealth management capabilities, together with the custody, real estate, inheritance and wealth transfer expertise of a Japanese trust banking group.

Upon completion of this transaction in the third quarter of 2021, UBS’s CET1 capital increased by USD 189 million, with no effect on profit or loss.

Sale of our domestic wealth management business in Spain

In October 2021, consistent with our ongoing efforts to focus on our core European markets, we signed an agreement to sell our domestic wealth management business in Spain to Singular Bank. The agreement includes the transition of employees, client relationships, products and services of the wealth management business of UBS in Spain. The transaction is subject to customary closing conditions and is planned to close in the third quarter of 2022. We expect to record a pre-tax gain of approximately USD 0.2 billion upon closing of the transaction.

Group performance

Income statement
	For the quarter ended			% change from		Year-to-date
USD million	30.9.21	30.6.21	30.9.20	2Q21	3Q20	30.9.21	30.9.20
Net interest income	1,693	1,628	1,517	4	12	4,934	4,240
Other net income from financial instruments measured at fair value through profit or loss	1,697	1,479	1,769	15	(4)	4,485	5,507
Credit loss (expense) / release	14	80	(89)	(83)		121	(628)
Fee and commission income	6,119	6,041	5,211	1	17	18,330	15,418
Fee and commission expense	(510)	(484)	(440)	5	16	(1,472)	(1,316)
Net fee and commission income	5,610	5,557	4,771	1	18	16,858	14,103
Other income	115	233	967	(51)	(88)	412	1,052
Total operating income	9,128	8,976	8,935	2	2	26,810	24,273
Personnel expenses	4,598	4,772	4,631	(4)	(1)	14,170	13,235
General and administrative expenses	1,148	1,103	1,173	4	(2)	3,340	3,369
Depreciation and impairment of property, equipment and software	511	500	538	2	(5)	1,520	1,452
Amortization and impairment of goodwill and intangible assets	7	9	15	(22)	(54)	24	47
Total operating expenses	6,264	6,384	6,357	(2)	(1)	19,054	18,103
Operating profit / (loss) before tax	2,865	2,593	2,578	10	11	7,755	6,169
Tax expense / (benefit)	576	581	485	(1)	19	1,629	1,242
Net profit / (loss)	2,289	2,012	2,094	14	9	6,127	4,927
Net profit / (loss) attributable to non-controlling interests	9	6	0	67		18	6
Net profit / (loss) attributable to shareholders	2,279	2,006	2,093	14	9	6,109	4,921

Comprehensive income
Total comprehensive income	1,678	2,602	2,180	(35)	(23)	3,941	6,584
Total comprehensive income attributable to non-controlling interests	(5)	20	7			6	9
Total comprehensive income attributable to shareholders	1,683	2,582	2,173	(35)	(23)	3,935	6,575

Group performance

Results: 3Q21 vs 3Q20

Profit before tax increased by USD 287 million, or 11%, to USD 2,865 million, reflecting higher operating income and lower operating expenses. Operating income increased by USD 193 million, or 2%, to USD 9,128 million, mainly reflecting USD 839 million higher net fee and commission income and a USD 105 million increase in net interest income and other net income from financial instruments measured at fair value through profit or loss. In addition, net credit loss releases were USD 14 million, compared with net credit loss expenses of USD 89 million in the prior-year quarter. These effects were partly offset by an USD 852 million decrease in other income, largely driven by significant non-recurring gains in the prior-year quarter, including gains from the sale of a majority stake in Fondcenter AG (now Clearstream Fund Centre AG) and from the sale of intellectual property rights associated with the Bloomberg Commodity Index family. Operating expenses decreased by USD 93 million, or 1%, to USD 6,264 million, mainly reflecting a USD 33 million decrease in personnel expenses, USD 27 million lower expenses related to depreciation and impairment of property, equipment and software, and a USD 25 million decrease in general and administrative expenses.

Operating income: 3Q21 vs 3Q20

Total operating income increased by USD 193 million, or 2%, to USD 9,128 million.

Net interest income and other net income from financial instruments measured at fair value through profit or loss

Total combined net interest income and other net income from financial instruments measured at fair value through profit or loss increased by USD 105 million to USD 3,391 million, mainly driven by Global Wealth Management and the Investment Bank, and partly offset by Group Functions.

Global Wealth Management increased by USD 171 million to USD 1,362 million, mainly driven by higher net interest income, reflecting an increase in loan and deposit volumes and higher loan margins, partly offset by lower deposit margins.

The Investment Bank increased by USD 63 million to USD 1,433 million, mainly reflecting USD 71 million higher net income in Financing, driven by capital market financing and prime brokerage products, and USD 27 million higher net income in Derivatives & Solutions as a result of higher revenues in the Equity Derivatives business, partly offset by lower revenues in Foreign Exchange, Rates and Credit. These effects were partly offset by USD 49 million lower revenues in Global Banking, due to net mark-to-market losses across loan and hedging portfolios and lower net interest income compared with the prior-year quarter.

Group Functions changed by USD 142 million, from positive income of USD 93 million to negative income of USD 49 million. This was largely due to the Group Treasury result of negative USD 30 million, compared with positive USD 75 million in the prior-year quarter, mainly due to the net effects related to accounting asymmetries, including hedge accounting ineffectiveness.

›     Refer to “Note 3 Net interest income” in the “Consolidated financial statements” section of this report for more information about net interest income

Net interest income and other net income from financial instruments measured at fair value through profit or loss
	For the quarter ended			% change from		Year-to-date
USD million	30.9.21	30.6.21	30.9.20	2Q21	3Q20	30.9.21	30.9.20
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	1,356	1,270	1,199	7	13	3,890	3,309
Net interest income from financial instruments measured at fair value through profit or loss	338	357	318	(5)	6	1,044	930
Other net income from financial instruments measured at fair value through profit or loss	1,697	1,479	1,769	15	(4)	4,485	5,507
Total	3,391	3,106	3,286	9	3	9,419	9,747
Global Wealth Management	1,362	1,321	1,191	3	14	3,984	3,813
of which: net interest income	1,107	1,026	962	8	15	3,130	3,016
of which: transaction-based income from foreign exchange and other intermediary activity[1]	255	295	228	(14)	12	854	797
Personal & Corporate Banking	653	643	642	2	2	1,900	1,859
of which: net interest income	538	526	517	2	4	1,577	1,546
of which: transaction-based income from foreign exchange and other intermediary activity[1]	115	117	125	(1)	(8)	323	313
Asset Management	(9)	4	(9)		4	(13)	(15)
Investment Bank[2]	1,433	1,297	1,370	11	5	3,814	4,476
Global Banking	142	157	191	(9)	(26)	442	462
Global Markets	1,291	1,140	1,178	13	10	3,372	4,014
Group Functions	(49)	(158)	93	(69)		(268)	(386)

1 Mainly includes spread-related income in connection with client-driven transactions, foreign currency translation effects and income and expenses from precious metals, which are included in the income statement line Other net income from financial instruments measured at fair value through profit or loss. The amounts reported on this line are one component of Transaction-based income in the management discussion and analysis in the “Global Wealth Management” and “Personal & Corporate Banking” sections of this report.    2 Investment Bank information is provided at the business-line level, rather than by financial statement reporting line, in order to reflect the underlying business activities, which is consistent with the structure of the management discussion and analysis in the “Investment Bank” section of this report.

Net fee and commission income

Net fee and commission income increased by USD 839 million to USD 5,610 million.

Fees for portfolio management and related services increased by USD 524 million to USD 2,517 million, largely driven by Global Wealth Management, reflecting higher average fee-generating assets, due to positive market performance and net new fee-generating assets.

M&A and corporate finance fees increased by USD 130 million to USD 315 million, primarily reflecting higher revenues from merger and acquisition transactions in our Global Banking business in the Investment Bank, due to the higher number of transactions that closed.

Investment fund fees increased by USD 105 million to USD 1,428 million, driven by Global Wealth Management, mainly reflecting higher average fee-generating assets, and Asset Management, due to an increase in management fees, resulting from a higher average invested asset base, partly offset by lower performance-based fees.

Underwriting fees increased by USD 52 million to USD 348 million, driven by higher equity underwriting revenues from public offerings in the Investment Bank.

›     Refer to “Note 4 Net fee and commission income” in the “Consolidated financial statements” section of this report for more information

Other income

Other income was USD 115 million, mainly reflecting a gain of USD 100 million from the sale of our domestic wealth management business in Austria to LGT. In comparison, other income in the third quarter of 2020 was USD 967 million and included a gain of USD 631 million from the sale of a majority stake in Fondcenter AG (now Clearstream Fund Centre AG) and a USD 215 million gain from the sale of intellectual property rights associated with the Bloomberg Commodity Index family.

›     Refer to the “Recent developments” section of this report for more information about the sale of our domestic wealth management business in Austria

Credit loss expense / release

Total net credit loss releases were USD 14 million, compared with net credit loss expenses of USD 89 million in the prior-year quarter, reflecting net releases of USD 11 million related to stage 1 and 2 positions and net releases of USD 3 million related to credit-impaired (stage 3) positions.

›     Refer to “Note 7 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information

Credit loss (expense) / release
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
For the quarter ended 30.9.21
Stages 1 and 2	9	(1)	0	2	0	11
Stage 3	2	8	0	(7)	0	3
Total credit loss (expense) / release	11	7	0	(5)	0	14

For the quarter ended 30.6.21
Stages 1 and 2	13	51	0	24	(1)	88
Stage 3	0	(5)	0	(3)	0	(8)
Total credit loss (expense) / release	14	46	0	21	(1)	80

For the quarter ended 30.9.20
Stages 1 and 2	0	(21)	0	12	0	(8)
Stage 3	21	(71)	(2)	(27)	(2)	(81)
Total credit loss (expense) / release	22	(92)	(2)	(15)	(2)	(89)

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
Year-to-date 30.9.21
Stages 1 and 2	27	66	0	32	0	124
Stage 3	0	10	0	(13)	0	(3)
Total credit loss (expense) / release	27	76	0	19	0	121

Year-to-date 30.9.20
Stages 1 and 2	(57)	(137)	0	(106)	0	(299)
Stage 3	(39)	(143)	(2)	(109)	(37)	(329)
Total credit loss (expense) / release	(96)	(279)	(2)	(215)	(37)	(628)

Group performance

Operating expenses: 3Q21 vs 3Q20

Operating expenses decreased by USD 93 million, or 1%, to USD 6,264 million.

Personnel expenses

Personnel expenses decreased by USD 33 million to USD 4,598 million. The decrease mainly reflected lower expenses for variable compensation, as the third quarter of 2020 included a USD 359 million expense related to the modification of conditions for continued vesting of certain outstanding deferred compensation awards for qualifying employees. This decrease was largely offset by an increase in financial advisor compensation resulting from higher compensable revenues. In addition, restructuring expenses were USD 53 million, compared with zero in the prior-year quarter.

›     Refer to “Note 5 Personnel expenses” in the “Consolidated financial statements” section of this report for more information

General and administrative expenses

General and administrative expenses decreased by USD 25 million, or 2%, to USD 1,148 million, driven by lower net expenses for litigation, regulatory and similar matters, and lower consulting fees, partly offset by higher IT expenses.

We believe that the industry continues to operate in an environment in which expenses associated with litigation, regulatory and similar matters will remain elevated for the foreseeable future and we continue to be exposed to a number of significant claims and regulatory matters. The outcome of many of these matters, the timing of a resolution, and the potential effects of resolutions on our future business, financial results or financial condition are extremely difficult to predict.

›     Refer to “Note 6 General and administrative expenses” in the “Consolidated financial statements” section of this report for more information

›     Refer to “Note 14 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report and to the “Regulatory and legal developments” and “Risk factors” sections of our Annual Report 2020 for more information about litigation, regulatory and similar matters

Depreciation, amortization and impairment

Depreciation and impairment of property, equipment and software decreased by USD 27 million, or 5%, to USD 511 million, resulting from lower accelerated depreciation expenses related to terminated real estate leases, partly offset by higher expenses for internally generated capitalized software.

Operating expenses
	For the quarter ended			% change from		Year-to-date
USD million	30.9.21	30.6.21	30.9.20	2Q21	3Q20	30.9.21	30.9.20
Personnel expenses	4,598	4,772	4,631	(4)	(1)	14,170	13,235
of which: salaries and variable compensation	2,659	2,945	2,948	(10)	(10)	8,475	8,206
of which: financial advisor compensation[1]	1,239	1,183	980	5	26	3,592	3,015
of which: other personnel expenses[2]	700	644	704	9	(1)	2,103	2,015
General and administrative expenses	1,148	1,103	1,173	4	(2)	3,340	3,369
of which: net expenses for litigation, regulatory and similar matters	12	63	41	(81)	(71)	84	49
of which: other general and administrative expenses	1,136	1,039	1,132	9	0	3,256	3,321
Depreciation and impairment of property, equipment and software	511	500	538	2	(5)	1,520	1,452
Amortization and impairment of goodwill and intangible assets	7	9	15	(22)	(54)	24	47
Total operating expenses	6,264	6,384	6,357	(2)	(1)	19,054	18,103

1 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    2 Consists of expenses related to contractors, social security, and post-employment benefit plans, as well as other personnel expenses.

Tax: 3Q21 vs 3Q20

We recognized income tax expenses of USD 576 million for the third quarter of 2021, representing an effective tax rate of 20.1%, compared with USD 485 million for the third quarter of 2020 and an effective tax rate of 18.8%. Current tax expenses were USD 432 million, compared with USD 349 million, and related to taxable profits of UBS Switzerland AG and other entities. Net deferred tax expenses were USD 144 million, compared with USD 136 million. These included net expenses of USD 229 million that primarily related to the amortization of deferred tax assets (DTAs) previously recognized in relation to tax losses carried forward and deductible temporary differences of UBS Americas Inc. Deferred tax expenses were decreased by a benefit of USD 85 million in respect of additional DTA recognition that primarily related to the contribution of real estate assets by UBS AG to UBS Americas Inc. and UBS Financial Services Inc. in the third quarter of 2021. This benefit represents three-quarters of the expected full-year benefit and, therefore, a further amount of USD 28 million will be recognized in the fourth quarter of 2021 in accordance with the requirements of IAS 34, Interim Financial Reporting.

Excluding any potential effects from the reassessment of DTAs in connection with our business planning process and any potential US corporate tax rate changes or other jurisdictional statutory tax rate changes that could be enacted during the year, we expect a tax rate of slightly less than 25% for the fourth quarter of 2021, reflecting the benefit of the aforementioned increase in DTAs from the contribution of real estate assets. Any increase in the US federal tax rate could significantly impact the Group effective tax rate in the period in which it is enacted. Such a rate increase would increase the expected value of future tax savings from tax loss carry-forwards and deductible temporary differences in the US and would, therefore, result in a write-up of the associated DTAs. Based upon our current approach for DTA measurement, and assuming no other changes which impact the value of the US DTAs, we expect that the value of the US DTAs would increase by around USD 0.3 billion for each percentage point increase in the US federal corporate income tax rate.

Total comprehensive income attributable to shareholders

In the third quarter of 2021, total comprehensive income attributable to shareholders was positive USD 1,683 million, reflecting net profit of USD 2,279 million and other comprehensive income (OCI), net of tax, of negative USD 596 million.

OCI related to cash flow hedges was negative USD 316 million, mainly reflecting net gains on hedging instruments that were reclassified from OCI to the income statement as the hedged forecast cash flows affected profit or loss in the third quarter of 2021.

Foreign currency translation OCI was negative USD 156 million, mainly resulting from the weakening of the euro (2%) and the Swiss franc (1%) against the US dollar.

OCI related to own credit on financial liabilities designated at fair value was negative USD 98 million, primarily due to a tightening of our own credit spreads.

OCI associated with financial assets measured at fair value through OCI was negative USD 33 million, mainly reflecting net unrealized losses of USD 44 million following increases in the relevant US dollar long-term interest rates in the third quarter of 2021.

›     Refer to “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more information

›     Refer to “Note 8 Fair value measurement” in the “Consolidated financial statements” section of this report for more information about own credit on financial liabilities designated at fair value

Sensitivity to interest rate movements

As of 30 September 2021, we estimate that a parallel shift in yield curves by +100 basis points could lead to a combined increase in annual net interest income of approximately USD 1.6 billion in Global Wealth Management and Personal & Corporate Banking. A parallel shift in yield curves by –100 basis points could lead to a combined reduction in annual net interest income of approximately USD 0.3 billion.

These estimates are based on a hypothetical scenario of an immediate change in interest rates, equal across all currencies and relative to implied forward rates as of 30 September 2021 applied to our banking book. These estimates further assume no change to balance sheet size and structure, constant foreign exchange rates and no specific management action.

›     Refer to the “Risk management and control” section of this report for information about interest rate risk in the banking book

Key figures and personnel

Below we provide an overview of selected key figures of the Group. For further information about key figures related to capital management, refer to the “Capital management” section of this report.

Cost / income ratio: 3Q21 vs 3Q20

The cost / income ratio was 68.7%, compared with 70.4%, reflecting a decrease in expenses and an increase in income. The cost / income ratio is measured based on income before credit loss expenses or releases.

Common equity tier 1 capital: 3Q21 vs 2Q21

During the third quarter of 2021, our common equity tier 1 (CET1) capital increased by USD 2.4 billion to USD 45.0 billion, mainly reflecting operating profit before tax of USD 2.9 billion, an increase of USD 0.2 billion related to the launch of our new operational partnership entity with Sumitomo Mitsui Trust Holdings, Inc. and USD 0.2 billion higher eligible deferred tax assets on temporary differences. These effects were partly offset by current tax expenses of USD 0.4 billion, accruals for capital returns to shareholders of USD 0.3 billion and negative foreign currency translation effects of USD 0.2 billion.

Our share repurchases in the third quarter of 2021 did not materially affect our CET1 capital position, as there was a nearly equivalent reduction in the remaining capital reserve for potential share repurchases. The remaining capital reserve for potential share repurchases was fully utilized during the third quarter of 2021.

Return on CET1 capital: 3Q21 vs 3Q20

The annualized return on CET1 capital (RoCET1) was 20.8%, compared with 21.9%, driven by higher average CET1 capital, partly offset by an increase in net profit attributable to shareholders.

Risk-weighted assets: 3Q21 vs 2Q21

Risk-weighted assets (RWA) increased by USD 9.1 billion to USD 302.4 billion, driven by increases from regulatory add-ons of USD 7.0 billion, asset size and other movements of USD 3.2 billion, and model updates of USD 0.6 billion, partly offset by a decrease from currency effects of USD 1.6 billion, as well as methodology and policy changes of USD 0.1 billion.

Group performance

Common equity tier 1 capital ratio: 3Q21 vs 2Q21

Our CET1 capital ratio increased 0.4 percentage points to 14.9%, reflecting an increase in CET1 capital of USD 2.4 billion, partly offset by a USD 9.1 billion increase in RWA.

Leverage ratio denominator: 3Q21 vs 2Q21

The leverage ratio denominator (LRD) increased by USD 5 billion to USD 1,045 billion, reflecting an increase in asset size and other movements of USD 12 billion, partly offset by a decrease due to currency effects of USD 7 billion.

Common equity tier 1 leverage ratio: 3Q21 vs 2Q21

Our CET1 leverage ratio increased from 4.09% to 4.31%, due to the aforementioned USD 2.4 billion increase in CET1 capital, partly offset by a USD 5 billion increase in LRD.

Going concern leverage ratio: 3Q21 vs 2Q21

Our going concern leverage ratio increased from 5.7% to 5.8% in the third quarter of 2021, reflecting an increase in going concern capital of USD 1.2 billion, partly offset by a USD 5 billion increase in LRD.

Personnel: 3Q21 vs 2Q21

The number of personnel employed as of 30 September 2021 was broadly stable at 71,427 (full-time equivalents), a net increase of 123 compared with 30 June 2021.

Return on equity and CET1 capital
	As of or for the quarter ended			Year-to-date
USD million, except where indicated	30.9.21	30.6.21	30.9.20	30.9.21	30.9.20

Net profit
Net profit / (loss) attributable to shareholders	2,279	2,006	2,093	6,109	4,921

Equity
Equity attributable to shareholders	60,219	58,765	59,451	60,219	59,451
Less: goodwill and intangible assets	6,401	6,452	6,428	6,401	6,428
Tangible equity attributable to shareholders	53,819	52,313	53,023	53,819	53,023
Less: other CET1 deductions	8,797	9,730	14,826	8,797	14,826
CET1 capital	45,022	42,583	38,197	45,022	38,197

Returns
Return on equity (%)	15.3	13.7	14.4	13.8	11.5
Return on tangible equity (%)	17.2	15.4	16.2	15.5	12.9
Return on CET1 capital (%)	20.8	19.3	21.9	19.5	17.6

Results: 9M21 vs 9M20

Profit before tax increased by USD 1,586 million, or 26%, to USD 7,755 million. Operating income increased by USD 2,537 million, or 10%, to USD 26,810 million.

Net fee and commission income increased by USD 2,755 million to USD 16,858 million, mainly reflecting higher fees for portfolio management and related services and investment fund fees, largely driven by the effect of higher average fee-generating assets in Global Wealth Management. Underwriting fees and M&A and corporate finance fees increased, driven by the Investment Bank, reflecting elevated levels of IPO activity and the higher number of merger and acquisition transactions that closed in the period, respectively. In addition, net brokerage fees increased, reflecting higher levels of client activity in the Cash Equities business of the Investment Bank, as well as in Global Wealth Management.

Net credit loss releases were USD 121 million, compared with net credit loss expenses of USD 628 million.

Total combined net interest income and other net income from financial instruments measured at fair value through profit or loss decreased by USD 328 million to USD 9,419 million. Income was USD 662 million lower in the Investment Bank, reflecting a loss of USD 861 million on the default by a client of our prime brokerage business. Excluding this loss, the Investment Bank increased, mainly driven by USD 191 million higher income in Derivatives & Solutions, mainly due to an increase in revenues from equity derivatives, partly offset by lower income from foreign exchange, rates and credit products. Global Wealth Management increased by USD 171 million, mainly driven by higher net interest income, and Group Functions recognized valuation gains of USD 46 million on auction rate securities in Non-core and Legacy Portfolio, compared with valuation losses of USD 143 million in the prior-year period.

Other income was USD 412 million, reflecting gains from the sale of our domestic wealth management business in Austria and on properties held for sale, as well as income related to a legacy bankruptcy claim, a valuation gain in relation to our equity ownership of SIX Group and a gain from the sale of our remaining minority investment in Clearstream Fund Centre AG (previously Fondcenter AG). In the prior-year period, other income was a USD 1,052 million, mainly reflecting the USD 631 million gain from the partial sale of Fondcenter AG (now Clearstream Fund Centre AG) and a USD 215 million gain from the sale of intellectual property rights associated with the Bloomberg Commodity Index family.

Operating expenses increased by USD 951 million, or 5%, to USD 19,054 million, and included net restructuring expenses of USD 156 million compared with USD 107 million. Personnel expenses increased by USD 935 million, mainly driven by USD 577 million higher financial advisor compensation as a result of higher compensable revenues. Expenses for salaries and variable compensation increased by USD 269 million, mainly driven by higher salary costs, reflecting foreign currency translation effects, higher restructuring expenses and the insourcing of certain activities from third-party vendors, partly offset by lower expenses for variable compensation, as the prior-year period included expenses related to the modification of conditions for continued vesting of certain outstanding deferred compensation awards.

Outlook

Investor sentiment remained positive in the third quarter of 2021, helped by the continued rebound in economic activity and greater optimism regarding further recovery, which was supported by mass COVID-19 vaccination campaigns around the globe and the ongoing lifting of lockdowns and similar measures imposed to control the pandemic. Fiscal stimulus, along with continued accommodative monetary policy and strong economic data, contributed to generally more positive views on the timing and extent of a sustainable economic recovery.

However, economic, social, and geopolitical tensions remain, raising questions around the sustainability and shape of the recovery. Continued localized outbreaks of COVID-19 infections and the spread of new variants, along with uneven vaccination rates, add to these existing concerns. The severity and duration of the effects of the pandemic on certain economic sectors, supply chains and labor markets also remain uncertain. Indications of rising inflation that could lead to more restrictive monetary policy have become an additional concern for the market.

Our clients value strength and expert guidance, particularly in these uncertain times, and we remain focused on supporting them with advice and solutions. We expect our revenues in the fourth quarter of 2021 to be influenced by seasonal factors, such as lower client activity levels compared with the third quarter of 2021, which saw unusually high levels for a third quarter. Asset prices remain high, supporting recurring fee income in our asset-gathering businesses. However, the continued uncertainty about the environment, including recent policy changes in China, and economic recovery could affect both asset prices and client activity levels.

UBS business
divisions
and Group Functions

 Management report

Global Wealth Management

Global Wealth Management

Global Wealth Management[1]
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.9.21	30.6.21	30.9.20	2Q21	3Q20	30.9.21	30.9.20

Results
Net interest income	1,107	1,026	962	8	15	3,130	3,016
Recurring net fee income[2]	2,872	2,774	2,341	4	23	8,274	6,904
Transaction-based income[3]	894	953	863	(6)	4	3,029	2,800
Other income	119	8	92		30	163	145
Income	4,992	4,760	4,258	5	17	14,598	12,865
Credit loss (expense) / release	11	14	22	(21)	(51)	27	(96)
Total operating income	5,002	4,774	4,280	5	17	14,625	12,769
Total operating expenses	3,486	3,479	3,223	0	8	10,405	9,614
Business division operating profit / (loss) before tax	1,516	1,294	1,057	17	43	4,220	3,155

Performance measures and other information
Financial advisor variable compensation[4,5]	1,119	1,065	858	5	30	3,231	2,635
Compensation commitments with recruited financial advisors[4,6]	120	118	122	2	(2)	361	380
Pre-tax profit growth (%)	43.5	47.1	18.2			33.8	19.9
Cost / income ratio (%)	69.8	73.1	75.7			71.3	74.7
Average attributed equity (USD billion)[7]	19.0	18.5	17.4	3	9	18.6	16.8
Return on attributed equity (%)[7]	31.9	27.9	24.3			30.2	25.0
Risk-weighted assets (USD billion)[7]	95.7	92.0	85.0	4	13	95.7	85.0
Leverage ratio denominator (USD billion)[7,8]	391.3	379.2	346.1	3	13	391.3	346.1
Goodwill and intangible assets (USD billion)	5.0	5.1	5.1	0	(1)	5.0	5.1
Net new fee-generating assets (USD billion)	18.8	25.0	5.1			80.0	22.8
Fee-generating assets (USD billion)	1,412	1,416	1,163	0	21	1,412	1,163
Fee-generating asset margin (bps)[9]	81.9	82.3	85.4			83.4	87.5
Invested assets (USD billion)	3,198	3,230	2,754	(1)	16	3,198	2,754
Client assets (USD billion)[10]	3,602	3,658	3,062	(2)	18	3,602	3,062
Loans, gross (USD billion)[11]	230.7	228.1	201.5	1	15	230.7	201.5
Customer deposits (USD billion)[11]	351.8	344.2	320.8	2	10	351.8	320.8
Recruitment loans to financial advisors[4]	1,876	1,821	1,863	3	1	1,876	1,863
Other loans to financial advisors[4]	623	594	718	5	(13)	623	718
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[12,13]	0.2	0.3	0.4			0.2	0.4
Advisors (full-time equivalents)	9,399	9,480	9,688	(1)	(3)	9,399	9,688

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees and custody fees, which are generated on client assets, as well as administrative fees for accounts.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, and credit card fees, as well as fees for payment and foreign exchange transactions, together with other net income from financial instruments measured at fair value through profit or loss.    4 Relates to licensed professionals with the ability to provide investment advice to clients in the Americas.    5 Financial advisor variable compensation consists of formulaic compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, new assets and other variables.    6 Compensation commitments with recruited financial advisors represent expenses related to compensation commitments granted to financial advisors at the time of recruitment that are subject to vesting requirements.    7 Refer to the “Capital management” section of this report for more information.    8 The leverage ratio denominator calculated as of the respective date in 2020 does not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of our Annual Report 2020 for more information.    9 Calculated as revenues from fee-generating assets (a portion of which is included in recurring fee income and a portion of which is included in transaction-based income, annualized as applicable) divided by average fee-generating assets for the relevant mandate fee billing period. For the US, fees have been billed on daily balances since the fourth quarter of 2020 and average fee-generating assets are calculated as the average of the monthly average balances. Prior to the fourth quarter of 2020, billing was based on prior quarter-end balances, and the average fee-generating assets were thus the prior quarter-end balance. For balances outside of the US, billing is based on prior month-end balances and average fee-generating assets were thus the average of the prior month-end balances.    10 Client assets are composed of invested assets and other assets held purely for transactional purposes or custody only.    11 Loans and Customer deposits in this table include customer brokerage receivables and payables, respectively, which are presented in a separate reporting line on the balance sheet.    12 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.    13 Excludes loans to financial advisors.

Results: 3Q21 vs 3Q20

Profit before tax increased by USD 459 million, or 43%, to USD 1,516 million, reflecting higher operating income, partly offset by higher operating expenses.

Operating income

Total operating income increased by USD 722 million, or 17%, to USD 5,002 million, with increases across all income lines.

Net interest income increased by USD 145 million to USD 1,107 million, mainly driven by higher loan revenues, reflecting an increase in loan volumes and margins, as well as higher deposit revenues, resulting from an increase in deposit volumes and despite lower margins.

Recurring net fee income increased by USD 531 million, or 23%, to USD 2,872 million, primarily driven by higher average fee-generating assets, reflecting positive market performance and net new fee-generating assets.

Transaction-based income increased by USD 31 million, or 4%, to USD 894 million, mainly driven by high levels of client activity in the Americas, EMEA and Switzerland.

Other income increased by USD 27 million to USD 119 million, including a USD 100 million gain from the sale of our domestic wealth management business in Austria to LGT. The third quarter of 2020 included a gain of USD 60 million from the sale of a majority stake in Fondcenter AG (now Clearstream Fund Centre AG) and a valuation gain of USD 6 million on our equity ownership of SIX Group.

Net credit loss releases were USD 11 million, primarily related to stage 1 and 2 positions, compared with net releases of USD 22 million.

Operating expenses

Total operating expenses increased by USD 263 million, or 8%, to USD 3,486 million. The increase was driven by higher financial advisor variable compensation, reflecting an increase in compensable revenues, and higher restructuring expenses.

Fee-generating assets: 3Q21 vs 2Q21

Fee-generating assets decreased by USD 4.7 billion, to USD 1,412 billion, mainly driven by net negative market performance and foreign currency effects of USD 23.5 billion. These were largely offset by net new fee-generating asset inflows of USD 18.8 billion.

Loans: 3Q21 vs 2Q21

Loans increased by USD 2.6 billion, or 1%, to USD 230.7 billion, mainly driven by net new loans of USD 3.3 billion, partly offset by USD 0.9 billion from negative foreign exchange effects. Net new loans were largely driven by an increase in mortgages and Lombard loans. Loan penetration increased from 7.1% to 7.2% in the third quarter of 2021.

Results: 9M21 vs 9M20

Profit before tax increased by USD 1,065 million, or 34%, to USD 4,220 million, reflecting higher operating income, partly offset by higher operating expenses.

Total operating income increased by USD 1,856 million, or 15%, to USD 14,625 million, with increases across all income lines.

Net interest income increased by USD 114 million to USD 3,130 million, as higher loan revenues from higher loan volumes and margins more than offset lower deposit revenues, mainly as a result of lower US dollar interest rates.

Recurring net fee income increased by USD 1,370 million, or 20%, to USD 8,274 million, primarily driven by higher average fee-generating assets, reflecting positive market performance and net new fee-generating assets.

Transaction-based income increased by USD 229 million to USD 3,029 million, reflecting higher levels of client activity across all regions.

Other income increased by USD 18 million to USD 163 million, mainly related to the aforementioned sale of our domestic wealth management business in Austria to LGT in the third quarter of 2021. The first nine months of 2020 included the aforementioned gain of USD 60 million from the sale of a majority stake in Fondcenter AG (now Clearstream Fund Centre AG).

Net credit loss releases were USD 27 million, primarily related to stage 1 and 2 positions, compared with net expenses of USD 96 million.

Total operating expenses increased by USD 791 million, or 8%, to USD 10,405 million, mostly driven by higher financial advisor variable compensation and higher technology expenses, partly offset by lower expenses for provisions for litigation, regulatory and similar matters, as well as lower expenses for professional fees and travel.

Global Wealth Management

Regional breakdown of performance measures
As of or for the quarter ended 30.9.21 USD billion, except where indicated	Americas[1]	Switzerland	EMEA[2]	Asia Pacific	Global Wealth Management[3]
Total operating income (USD million)	2,741	489	1,067	703	5,002
Total operating expenses (USD million)	2,182	267	620	410	3,486
Operating profit / (loss) before tax (USD million)	559	222	447	293	1,516
Cost / income ratio (%)	79.8	54.6	58.1	58.5	69.8
Loans, gross	87.5[4]	42.3	49.1	50.7	230.7
Net new loans	4.4	0.4	0.7	(2.2)	3.3
Loan penetration (%)[5]	5.0	14.9	7.8	9.3	7.2
Fee-generating assets	848	123	326	113	1,412
Net new fee-generating assets	11.8	2.9	6.0	(1.8)	18.8
Invested assets	1,736	284	629	546	3,198
Advisors (full-time equivalents)	6,266	682	1,503	865	9,399

1 Including the following business units: United States and Canada; and Latin America.    2 Including the following business units: Europe; Central & Eastern Europe, Greece and Israel; and Middle East and Africa.    3 Including minor functions, which are not included in the four regions individually presented in this table, with USD 3 million of total operating income, USD 8 million of total operating expenses, USD 6 million of operating loss before tax, USD 1.1 billion of loans, USD 0.0 billion of net new loan inflows, USD 1 billion of fee-generating assets, USD 0.1 billion of net new fee-generating asset outflows, USD 3 billion of invested assets and 84 advisors in the third quarter of 2021.    4 Loans include customer brokerage receivables, which are presented in a separate reporting line on the balance sheet.    5 Loans, gross as a percentage of invested assets.

Regional comments 3Q21 vs 3Q20, except where indicated

Americas

Profit before tax increased by USD 188 million to USD 559 million. Operating income increased by USD 506 million, or 23%, to USD 2,741 million, mainly driven by higher recurring net fee and net interest income. The cost / income ratio decreased from 84.1% to 79.8%. Loans increased 5% compared with the second quarter of 2021, to USD 88 billion, reflecting USD 4.4 billion of net new loans, which were mostly Lombard loans and mortgages. Fee-generating assets increased sequentially to USD 848 billion, mainly driven by net new fee-generating assets of USD 11.8 billion, partly offset by negative market performance.

Switzerland

Profit before tax increased by USD 55 million to USD 222 million. Operating income increased by USD 51 million, or 12%, to USD 489 million, mainly driven by higher recurring net fee and net interest income. The cost / income ratio decreased from 62.0% to 54.6%. Loans increased 1% sequentially to USD 42 billion, largely reflecting USD 0.4 billion of net new loans. Fee-generating assets were unchanged compared with the second quarter of 2021 at USD 123 billion, as net new fee-generating assets of USD 2.9 billion were offset by net negative market performance and foreign currency effects.

EMEA

Profit before tax increased by USD 190 million to USD 447 million. Operating income increased by USD 174 million, or 20%, to USD 1,067 million, mainly driven by recurring net fee income and other income, reflecting the aforementioned gain from the sale of our domestic wealth management business in Austria. The cost / income ratio decreased from 71.3% to 58.1%. Loans were broadly unchanged compared with the second quarter of 2021 at USD 49 billion, as net new loans of USD 0.7 billion were entirely offset by negative foreign currency effects. Fee-generating assets decreased 1% sequentially to USD 326 billion, mainly driven by net negative market performance and foreign currency effects of USD 9.2 billion. This was partly offset by net new fee-generating assets of USD 6.0 billion.

Asia Pacific

Profit before tax increased by USD 32 million to USD 293 million. Operating income was stable at USD 703 million, as higher recurring net fee and net interest income was offset by lower transaction-based income. The cost / income ratio decreased from 63.1% to 58.5%. Loans decreased 4% sequentially to USD 51 billion, driven by net new loan outflows of USD 2.2 billion, mostly in Lombard loans. Fee-generating assets decreased 5% sequentially to USD 113 billion, mainly driven by net negative market performance and foreign currency effects of USD 3.9 billion, and net new fee-generating asset outflows of USD 1.8 billion.

Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs[1]
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.21	30.6.21	30.9.20	2Q21	3Q20	30.9.21	30.9.20

Results
Net interest income	494	480	472	3	5	1,444	1,461
Recurring net fee income[2]	201	187	170	8	18	569	499
Transaction-based income[3]	281	288	264	(2)	7	808	755
Other income	19	40	29	(52)	(33)	98	59
Income	995	995	935	0	6	2,919	2,774
Credit loss (expense) / release	6	42	(84)	(85)		70	(263)
Total operating income	1,002	1,037	850	(3)	18	2,989	2,511
Total operating expenses	563	581	545	(3)	3	1,736	1,655
Business division operating profit / (loss) before tax	439	456	305	(4)	44	1,253	856

Performance measures and other information
Average attributed equity (CHF billion)[4]	8.4	8.4	8.2	1	2	8.3	8.3
Return on attributed equity (%)[4]	20.9	21.8	14.9			20.0	13.7
Pre-tax profit growth (%)	43.7	99.5	(13.4)			46.3	(24.0)
Cost / income ratio (%)	56.6	58.4	58.3			59.5	59.6
Net interest margin (bps)	142	139	139			139	145
Risk-weighted assets (CHF billion)[4]	66.5	66.3	64.8	0	3	66.5	64.8
Leverage ratio denominator (CHF billion)[4,5]	219.7	220.8	216.6	0	1	219.7	216.6
Business volume for Personal Banking (CHF billion)	184	183	175	0	5	184	175
Net new business volume for Personal Banking (CHF billion)	1.2	0.6	2.4			5.1	9.5
Net new business volume growth for Personal Banking (%)[6]	2.5	1.2	5.6			3.8	7.5
Active Digital Banking clients in Personal Banking (%)[7]	70.2	69.8	66.3			69.8	65.5
Active Digital Banking clients in Corporate & Institutional Clients (%)[8]	78.9	79.1	77.8			79.1	77.6
Mobile Banking log-in share in Personal Banking (%)[9]	75.1	72.6	69.8			72.6	67.1
Client assets (CHF billion)[10]	738	742	678	0	9	738	678
Loans, gross (CHF billion)	138.9	138.6	136.6	0	2	138.9	136.6
Customer deposits (CHF billion)	159.8	159.7	157.0	0	2	159.8	157.0
Secured loan portfolio as a percentage of total loan portfolio, gross (%)	93.0	92.6	92.2			93.0	92.2
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[11]	1.0	1.0	1.1			1.0	1.1

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees and custody fees, which are generated on client assets, as well as administrative fees for accounts.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, and credit card fees, as well as fees for payment and foreign exchange transactions, together with other net income from financial instruments measured at fair value through profit or loss.    4 Refer to the “Capital management” section of this report for more information.    5 The leverage ratio denominator calculated as of the respective date in 2020 does not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of our Annual Report 2020 for more information.    6 Calculated as net new business volume for the period (annualized as applicable) divided by business volume at the beginning of the period.    7 “Clients” refers to the number of unique business relationships operated by Personal Banking. At the end of each month, any client that has logged on at least once in that month is determined to be “active” (a log-in time stamp is allocated to all business relationship numbers in a digital banking contract). Excluded are persons under the age of 15, clients who do not have a private account, clients domiciled outside Switzerland, and clients who have defaulted on loans or credit facilities. In the third quarter of 2021, 87.1% of clients of Personal Banking were “activated users” of Digital Banking (i.e., clients who had logged into Digital Banking at least once in the course of their relationship with UBS).    8 “Clients” refers to the number of unique business relationships or legal entities operated by Corporate & Institutional Clients. Excluded are clients that do not have an account, mono-product clients and clients that have defaulted on loans or credit facilities. Refer to footnote 7 for the definition of “active” clients (a log-in time stamp is allocated to all business relationship numbers or per legal entity in a digital banking contract).    9 Mobile Banking app log-ins as a percentage of total log-ins via E-Banking and Mobile Banking app in Personal Banking (if a digital banking contract is linked to multiple business relationships, the log-in is attributed to the business relationship with the most banking products in use).    10 Client assets are composed of invested assets and other assets held purely for transactional purposes or custody only. Net new money is not measured for Personal & Corporate Banking.    11 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

Personal & Corporate Banking

Results: 3Q21 vs 3Q20

Profit before tax increased by CHF 134 million, or 44%, to CHF 439 million, reflecting higher operating income, partly offset by higher operating expenses.

Operating income

Total operating income increased by CHF 152 million, or 18%, to CHF 1,002 million, reflecting increases in recurring net fee, net interest and transaction-based income, as well as net credit loss releases compared with net credit loss expenses in the third quarter of 2020.

Net interest income increased by CHF 22 million to CHF 494 million, mainly driven by proactive deposit management that led to a decrease in liquidity and funding costs.

Recurring net fee income increased by CHF 31 million to CHF 201 million, primarily driven by higher custody, mandate and investment fund fees, mainly due to an increase in average custody assets, reflecting positive market performance and net new investment product inflows.

Transaction-based income increased by CHF 17 million to CHF 281 million, mainly driven by higher revenues from credit card and foreign exchange transactions, reflecting a continued increase in spending on travel and leisure by clients following the easing of COVID-19-related restrictions in certain countries. The third quarter of 2020 included a CHF 17 million gain in relation to the sale of an equity investment.

Other income decreased by CHF 10 million to CHF 19 million, mostly driven by a lower valuation gain on our equity ownership of SIX Group.

Net credit loss releases were CHF 6 million, compared with net expenses of CHF 84 million for the third quarter of 2020.

Operating expenses

Total operating expenses increased by CHF 18 million, or 3%, to CHF 563 million.

Results: 9M21 vs 9M20

Profit before tax increased by CHF 397 million, or 46%, to CHF 1,253 million, reflecting higher operating income, partly offset by higher operating expenses.

Total operating income increased by CHF 478 million, or 19%, to CHF 2,989 million.

Net interest income decreased by CHF 17 million to CHF 1,444 million, mainly driven by lower deposit revenues, reflecting a decrease in margins. This decrease was partly offset by income resulting from the aforementioned proactive deposit management.

Recurring net fee income increased by CHF 70 million to CHF 569 million, primarily reflecting higher custody, mandate and investment fund fees.

Transaction-based income increased by CHF 53 million to CHF 808 million, mainly driven by higher revenues from credit card and foreign exchange transactions.

Other income increased by CHF 39 million to CHF 98 million, mostly driven by a gain of CHF 26 million from the sale of several small properties in the second quarter of 2021, as well as by higher valuation gains on our equity ownership of SIX Group.

Net credit loss releases were CHF 70 million, primarily related to stage 1 and 2 positions, compared with net expenses of CHF 263 million.

Total operating expenses increased by CHF 81 million, or 5%, to CHF 1,736 million, mainly reflecting increased investments in technology and real estate expenses due to accelerated depreciation as a result of branch closures in the first quarter of 2021, as well as higher other general and administrative expenses and restructuring expenses.

Personal & Corporate Banking – in US dollars[1]
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.9.21	30.6.21	30.9.20	2Q21	3Q20	30.9.21	30.9.20

Results
Net interest income	538	526	517	2	4	1,577	1,546
Recurring net fee income[2]	219	205	186	7	18	622	529
Transaction-based income[3]	306	315	288	(3)	6	882	800
Other income	21	44	32	(52)	(34)	106	64
Income	1,084	1,089	1,023	0	6	3,187	2,938
Credit loss (expense) / release	7	46	(92)	(85)		76	(279)
Total operating income	1,091	1,135	931	(4)	17	3,263	2,658
Total operating expenses	613	636	596	(4)	3	1,897	1,752
Business division operating profit / (loss) before tax	478	498	335	(4)	43	1,366	907

Performance measures and other information
Average attributed equity (USD billion)[4]	9.2	9.1	9.0	1	2	9.1	8.8
Return on attributed equity (%)[4]	20.8	21.8	14.9			19.9	13.7
Pre-tax profit growth (%)	42.8	109.8	(5.6)			50.7	(19.9)
Cost / income ratio (%)	56.6	58.4	58.3			59.5	59.6
Net interest margin (bps)	144	142	142			141	146
Risk-weighted assets (USD billion)[4]	71.4	71.7	70.3	0	2	71.4	70.3
Leverage ratio denominator (USD billion)[4,5]	235.6	238.7	235.1	(1)	0	235.6	235.1
Business volume for Personal Banking (USD billion)	197	198	190	(1)	3	197	190
Net new business volume for Personal Banking (USD billion)	1.2	0.6	2.7			5.6	10.0
Net new business volume growth for Personal Banking (%)[6]	2.5	1.3	5.8			3.7	7.7
Active Digital Banking clients in Personal Banking (%)[7]	70.2	69.8	66.3			69.8	65.5
Active Digital Banking clients in Corporate & Institutional Clients (%)[8]	78.9	79.1	77.8			79.1	77.6
Mobile Banking log-in share in Personal Banking (%)[9]	75.1	72.6	69.8			72.6	67.1
Client assets (USD billion)[10]	792	802	736	(1)	8	792	736
Loans, gross (USD billion)	148.9	149.8	148.3	(1)	0	148.9	148.3
Customer deposits (USD billion)	171.4	172.6	170.5	(1)	1	171.4	170.5
Secured loan portfolio as a percentage of total loan portfolio, gross (%)	93.0	92.6	92.2			93.0	92.2
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[11]	1.0	1.0	1.1			1.0	1.1

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees and custody fees, which are generated on client assets, as well as administrative fees for accounts.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, and credit card fees, as well as fees for payment and foreign exchange transactions, together with other net income from financial instruments measured at fair value through profit or loss.    4 Refer to the “Capital management” section of this report for more information.    5 The leverage ratio denominator calculated as of the respective date in 2020 does not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of our Annual Report 2020 for more information.    6 Calculated as net new business volume for the period (annualized as applicable) divided by business volume at the beginning of the period.    7 “Clients” refers to the number of unique business relationships operated by Personal Banking. At the end of each month, any client that has logged on at least once in that month is determined to be “active” (a log-in time stamp is allocated to all business relationship numbers in a digital banking contract). Excluded are persons under the age of 15, clients who do not have a private account, clients domiciled outside Switzerland, and clients who have defaulted on loans or credit facilities. In the third quarter of 2021, 87.1% of clients of Personal Banking were “activated users” of Digital Banking (i.e., clients who had logged into Digital Banking at least once in the course of their relationship with UBS).    8 “Clients” refers to the number of unique business relationships or legal entities operated by Corporate & Institutional Clients. Excluded are clients that do not have an account, mono-product clients and clients that have defaulted on loans or credit facilities. Refer to footnote 7 for the definition of “active” clients (a log-in time stamp is allocated to all business relationship numbers or per legal entity in a digital banking contract).    9 Mobile Banking app log-ins as a percentage of total log-ins via E-Banking and Mobile Banking app in Personal Banking (if a digital banking contract is linked to multiple business relationships, the log-in is attributed to the business relationship with the most banking products in use).    10 Client assets are composed of invested assets and other assets held purely for transactional purposes or custody only. Net new money is not measured for Personal & Corporate Banking.    11 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

Asset Management

Asset Management

Asset Management[1]
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.9.21	30.6.21	30.9.20	2Q21	3Q20	30.9.21	30.9.20

Results
Net management fees[2]	560	588	505	(5)	11	1,692	1,431
Performance fees	33	40	88	(17)	(62)	166	200
Net gain from disposal of an associate / a subsidiary		37	571			37	571
Credit loss (expense) / release	0	0	(2)			0	(2)
Total operating income	593	666	1,162	(11)	(49)	1,895	2,200
Total operating expenses	379	410	423	(8)	(10)	1,199	1,146
Business division operating profit / (loss) before tax	214	255	739	(16)	(71)	696	1,054

Performance measures and other information
Average attributed equity (USD billion)[3]	1.9	2.1	2.0	(11)	(8)	2.1	1.9
Return on attributed equity (%)[3]	46.3	49.0	147.5			45.2	74.0
Pre-tax profit growth (%)	(71.0)	62.0	494.9			(33.9)	199.4
Cost / income ratio (%)	63.9	61.7	36.3			63.3	52.1
Risk-weighted assets (USD billion)[3]	7.6	7.9	5.9	(4)	27	7.6	5.9
Leverage ratio denominator (USD billion)[3,4]	2.8	6.0	6.5	(52)	(56)	2.8	6.5
Goodwill and intangible assets (USD billion)	1.2	1.2	1.2	(1)	1	1.2	1.2
Net margin on invested assets (bps)[5]	7	9	31	(17)	(76)	8	16
Gross margin on invested assets (bps)	20	23	49	(12)	(58)	22	33

Information by business line / asset class
Net new money (USD billion)
Equities	0.5	(2.4)	19.9			4.4	40.0
Fixed Income	3.0	(1.3)	(13.4)			15.2	19.2
of which: money market	0.4	(6.7)	(11.9)			(2.0)	8.4
Multi-asset & Solutions	(1.8)	3.7	(1.5)			5.7	(1.1)
Hedge Fund Businesses	0.8	1.5	1.0			4.3	(1.9)
Real Estate & Private Markets	(1.0)	0.6	(0.1)			0.2	1.7
Total net new money	1.5	2.1	6.0			29.9	57.9
of which: net new money excluding money market	1.1	8.8	17.9			31.8	49.5

Invested assets (USD billion)
Equities	543	559	420	(3)	29	543	420
Fixed Income	279	280	279	0	0	279	279
of which: money market	94	94	112	0	(16)	94	112
Multi-asset & Solutions	183	187	148	(2)	23	183	148
Hedge Fund Businesses	53	53	43	1	25	53	43
Real Estate & Private Markets	95	95	90	0	6	95	90
Total invested assets	1,154	1,174	980	(2)	18	1,154	980
of which: passive strategies	497	501	390	(1)	27	497	390

Information by region
Invested assets (USD billion)
Americas	273	277	241	(1)	13	273	241
Asia Pacific	181	189	166	(4)	9	181	166
Europe, Middle East and Africa (excluding Switzerland)	316	320	244	(1)	30	316	244
Switzerland	383	388	329	(1)	16	383	329
Total invested assets	1,154	1,174	980	(2)	18	1,154	980

Information by channel
Invested assets (USD billion)
Third-party institutional	671	686	586	(2)	15	671	586
Third-party wholesale	139	141	111	(2)	25	139	111
UBS’s wealth management businesses	344	346	282	(1)	22	344	282
Total invested assets	1,154	1,174	980	(2)	18	1,154	980

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), distribution fees, incremental fund-related expenses, gains or losses from seed money and co-investments, funding costs, the negative pass-through impact of third-party performance fees, and other items that are not Asset Management’s performance fees.    3 Refer to the “Capital management” section of this report for more information.    4 The leverage ratio denominator calculated as of the respective date in 2020 does not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of our Annual Report 2020 for more information.    5 Calculated as operating profit before tax (annualized as applicable) divided by average invested assets.

Results: 3Q21 vs 3Q20

Profit before tax decreased by USD 525 million, or 71%, to USD 214 million, driven by a gain of USD 571 million from the sale of a majority stake in Fondcenter AG (now Clearstream Fund Centre AG) in the third quarter of 2020. Excluding this gain, profit before tax increased by USD 45 million, or 27%, reflecting continued growth in invested assets and positive operating leverage.

›     Refer to the “Recent developments” section of our third quarter 2020 report for more information about the sale of a majority stake in Fondcenter AG

Operating income

Total operating income decreased by USD 569 million, or 49%, to USD 593 million. Excluding the aforementioned gain of USD 571 million in the third quarter of 2020, operating income was broadly stable. Total operating income included a loss of USD 28 million related to an associate in the third quarter of 2021, reflected in net management fees.

Net management fees increased by USD 55 million, or 11%, to USD 560 million, on a higher average invested asset base, reflecting a combination of strong net new money generation over the last twelve months and a constructive market backdrop.

Performance fees decreased by USD 55 million to USD 33 million, mainly in our Hedge Fund Businesses, compared with the particularly high levels of performance fees in the third quarter of 2020.

Operating expenses

Total operating expenses decreased by USD 44 million, or 10%, to USD 379 million, primarily driven by personnel expenses, reflecting lower compensable revenues.

Invested assets: 3Q21  vs 2Q21

Invested assets decreased by USD 20 billion to USD 1,154 billion, reflecting negative foreign currency effects of USD 11 billion and market performance of USD 10 billion, partly offset by net new money inflows of USD 2 billion.

Excluding money market flows, net new money inflows were USD 1 billion.

Results: 9M21 vs 9M20

Profit before tax decreased by USD 358 million, or 34%, to USD 696 million, driven by the aforementioned gain of USD 571 million from the partial sale of Fondcenter AG (now Clearstream Fund Centre AG), which was followed by the sale of our remaining investment in the second quarter of 2021, resulting in a gain of USD 37 million. Excluding these gains, profit before tax increased by USD 176 million, or 36%, reflecting higher invested assets and positive operating leverage.

›     Refer to the “Recent developments” section of our third quarter 2020 report and the “Recent developments” section of our second quarter 2021 report for more information about the sales of the original majority stake and our remaining investment, respectively

Total operating income decreased by USD 305 million, or 14%, to USD 1,895 million. Excluding the aforementioned gains from sales, operating income increased by USD 229 million.

Net management fees increased by USD 261 million, or 18%, to USD 1,692 million, on a higher average invested asset base, reflecting a combination of a constructive market backdrop and strong net new money generation.

Performance fees decreased by USD 34 million to USD 166 million, mainly in our Hedge Fund Businesses and in our Equities business, compared with the particularly high levels of performance fees in the first nine months of 2020.

Total operating expenses increased by USD 53 million, or 5%, to USD 1,199 million, primarily driven by foreign currency effects and personnel expenses, reflecting higher compensable revenues.

Investment Bank

Investment Bank

Investment Bank[1]
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.9.21	30.6.21	30.9.20	2Q21	3Q20	30.9.21	30.9.20

Results
Advisory	270	300	152	(10)	78	793	444
Capital Markets	522	581	500	(10)	4	1,669	1,266
Global Banking	792	881	651	(10)	22	2,462	1,710
Execution Services[2]	444	443	418	0	6	1,442	1,430
Derivatives & Solutions	780	773	1,017	1	(23)	2,800	2,949
Financing	498	352	413	42	21	531	1,329
Global Markets	1,723	1,567	1,849	10	(7)	4,773	5,708
of which: Equities	1,360	1,194	1,315	14	3	3,474	3,438
of which: Foreign Exchange, Rates and Credit	363	373	533	(3)	(32)	1,299	2,270
Income	2,514	2,449	2,500	3	1	7,235	7,417
Credit loss (expense) / release	(5)	21	(15)		(70)	19	(215)
Total operating income	2,510	2,470	2,485	2	1	7,253	7,202
Total operating expenses	1,673	1,802	1,853	(7)	(10)	5,337	5,249
Business division operating profit / (loss) before tax	837	668	632	25	32	1,917	1,953

Performance measures and other information
Pre-tax profit growth (%)	32.4	9.1	267.5			(1.9)	142.2
Average attributed equity (USD billion)[3]	12.7	13.0	12.7	(2)	0	12.9	12.6
Return on attributed equity (%)[3]	26.4	20.6	19.9			19.9	20.7
Cost / income ratio (%)	66.5	73.6	74.1			73.8	70.8
Risk-weighted assets (USD billion)[3]	98.5	92.3	92.3	7	7	98.5	92.3
Return on risk-weighted assets, gross (%)	10.5	10.5	10.5			10.2	10.3
Leverage ratio denominator (USD billion)[3,4]	324.6	324.9	312.6	0	4	324.6	312.6
Return on leverage ratio denominator, gross (%)[4]	3.1	3.0	3.2			3.0	3.3
Goodwill and intangible assets (USD billion)	0.1	0.2	0.2	(10)	(4)	0.1	0.2
Average VaR (1-day, 95% confidence, 5 years of historical data)	11	11	12	(3)	(9)	11	13

1 Comparative figures in this table may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Execution & Platform, which was disclosed in previous periods, has been renamed Execution Services.    3 Refer to the “Capital management” section of this report for more information.    4 The leverage ratio denominators calculated as of the respective dates in 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of our Annual Report 2020 for more information.

Results: 3Q21 vs 3Q20

Profit before tax increased by USD 205 million, or 32%, to USD 837 million, driven by lower operating expenses and higher operating income.

Operating income

Total operating income increased by USD 25 million, or 1%, to USD 2,510 million, reflecting higher revenues in Global Banking and lower net credit loss expenses, offset by lower revenues in Global Markets.

Global Banking

Global Banking revenues increased by USD 141 million, or 22%, to USD 792 million, driven by Advisory and Capital Markets revenues, outperforming the overall global fee pool.

Advisory revenues increased by USD 118 million, or 78%, to USD 270 million, primarily reflecting higher revenues from merger and acquisition transactions, due to the higher number of transactions that closed during the quarter.

Capital Markets revenues increased by USD 22 million, or 4%, to USD 522 million, primarily reflecting a USD 57 million, or 32%, increase in Equity Capital Markets revenues, compared with a decline in the global fee pool of 10%. This was partly offset by net mark-to-market losses across loan and hedging portfolios and lower net interest income compared with the prior-year quarter.

Global Markets

Global Markets revenues decreased by USD 126 million, or 7%, to USD 1,723 million, mainly as the third quarter of 2020 included a USD 215 million gain from the sale of intellectual property rights associated with the Bloomberg Commodity Index family. Excluding that gain, revenues increased by USD 89 million, or 5%, primarily driven by higher revenues in equity derivatives, cash equities, prime brokerage and capital market financing.

Execution Services revenues increased by USD 26 million, or 6%, to USD 444 million, driven by higher cash equities revenues.

Derivatives & Solutions revenues decreased by USD 237 million, or 23%, to USD 780 million, primarily due to the third quarter of 2020 including the aforementioned USD 215 million gain from sale. Excluding that gain, revenues decreased by USD 22 million, or 3%, mainly driven by lower revenues in Foreign Exchange, Rates and Credit, partly offset by higher revenues in Equity Derivatives.

Financing revenues increased by USD 85 million, or 21%, to USD 498 million, driven by capital market financing and prime brokerage products.

Equities

Global Markets Equities revenues increased by USD 45 million, or 3%, to USD 1,360 million. Excluding the aforementioned USD 215 million gain from sale, Equities revenues increased by USD 260 million, or 24%, mainly driven by Equity Derivatives and Financing revenues.

Foreign Exchange, Rates and Credit

Global Markets Foreign Exchange, Rates and Credit revenues decreased by USD 170 million, or 32%, to USD 363 million, compared with strong revenues in the third quarter of 2020. Spread compression and lower client flows impacted revenues in the third quarter of 2021.

Credit loss expense / release

Net credit loss expenses were USD 5 million, compared with net credit loss expenses of USD 15 million. Stage 1 and 2 net releases of USD 2 million were more than offset by stage 3 net expenses of USD 7 million across various positions.

Operating expenses

Total operating expenses decreased by USD 180 million, or 10%, to USD 1,673 million, mainly as the third quarter of 2020 included USD 229 million of expenses relating to the modification of certain outstanding deferred compensation awards; excluding this, operating expenses increased by USD 49 million, or 3%, mainly due to foreign exchange effects.

Risk-weighted assets and leverage ratio denominator: 3Q21 vs 2Q21

Risk-weighted assets

Total risk-weighted assets (RWA) increased by USD 6.2 billion, or 7%, to USD 98.5 billion. Market risk RWA increased by USD 5.2 billion, primarily due to the introduction of a regulatory add-on that reflects the outcome of discussions with FINMA regarding our regulatory value-at-risk (VaR) model, which started in late 2019. The third quarter of 2021 also included a USD 1.0 billion increase in credit risk RWA, primarily related to regulatory add-ons for counterparty credit risk of USD 1.2 billion for prime brokerage clients.

›     Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The leverage ratio denominator was USD 325 billion, broadly unchanged from the second quarter of 2021.

›     Refer to the “Capital management” section of this report for more information

Investment Bank

Results: 9M21 vs 9M20

Profit before tax decreased by USD 36 million, or 2%, to USD 1,917 million, primarily driven by a loss related to the default of a client, reported within Financing in Global Markets, and higher operating expenses. This was partly offset by increased operating income in Global Banking.

›     Refer to the “Group performance” section of our first quarter 2021 report for more information about the aforementioned loss

Total operating income increased by USD 51 million, or 1%, to USD 7,253 million.

Global Banking revenues increased by USD 752 million, or 44%, to USD 2,462 million, reflecting higher revenues in Capital Markets and Advisory, which outperformed the global fee pool, most notably in Mergers & Acquisitions and Equity Capital Markets.

Advisory revenues increased by USD 349 million, or 79%, to USD 793 million, largely due to higher revenues from merger and acquisition transactions, compared with a 68% increase in the global fee pool.

Capital Markets revenues increased by USD 403 million, or 32%, to USD 1,669 million, mainly reflecting a USD 372 million, or 85%, increase in Equity Capital Markets revenues, compared with an increase in the global fee pool of 45%.

Global Markets revenues decreased by USD 935 million, or 16%, to USD 4,773 million, driven by lower revenues in our Financing and Derivatives & Solutions businesses, partly offset by higher revenues in cash equities products.

Execution Services revenues increased by USD 12 million, or 1%, to USD 1,442 million.

Derivatives & Solutions revenues decreased by USD 149 million, or 5%, to USD 2,800 million, mainly due to the aforementioned USD 215 million gain from the sale of intellectual property rights associated with the Bloomberg Commodity Index family in the third quarter of 2020. Excluding that gain, revenues increased by USD 66 million, or 2%.

Financing revenues decreased by USD 798 million, or 60%, to USD 531 million, predominantly due to an USD 861 million loss on the default of a client of our prime brokerage business. Excluding that loss, revenues increased by USD 63 million, or 5%.

›     Refer to the “Group performance” section of our first quarter 2021 report for more information about the loss in the prime brokerage business

Global Markets Equities revenues increased by USD 36 million, or 1%, to USD 3,474 million. Equity derivatives and cash equities products revenues increased, while Financing revenues included the aforementioned loss in our prime brokerage business.

Global Markets Foreign Exchange, Rates and Credit revenues decreased by USD 971 million, or 43%, to USD 1,299 million, compared with strong revenues in the first nine months of 2020.

Net credit loss releases were USD 19 million, primarily related to stage 1 and 2 positions, compared with net expenses of USD 215 million.

Total operating expenses increased by USD 88 million, or 2%, to USD 5,337 million, largely driven by foreign currency effects and restructuring expenses.

Group Functions

Group Functions[1]
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.9.21	30.6.21	30.9.20	2Q21	3Q20	30.9.21	30.9.20

Results
Total operating income	(68)	(68)	78	0		(226)	(557)
Total operating expenses	112	56	262	102	(57)	217	342
Operating profit / (loss) before tax	(180)	(124)	(184)	46	(2)	(443)	(899)
of which: Group Treasury	(74)	(125)	23	(41)		(303)	(300)
of which: Non-core and Legacy Portfolio	(24)	(24)	(50)	2	(51)	(43)	(339)
of which: Group Services	(82)	25	(157)		(48)	(96)	(261)

Additional information
Risk-weighted assets (USD billion)[2]	29.3	29.4	29.6	0	(1)	29.3	29.6
Leverage ratio denominator (USD billion)[2,3]	90.5	91.2	94.0	(1)	(4)	90.5	94.0

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to the “Capital management” section of this report for more information.    3 The leverage ratio denominator calculated as of the respective date in 2020 does not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of our Annual Report 2020 for more information.

Results: 3Q21 vs 3Q20

Group Functions recorded a loss before tax of USD 180 million, compared with a loss of USD 184 million.

Group Treasury

The Group Treasury result was negative USD 74 million, compared with positive USD 23 million.

Income from accounting asymmetries, including hedge accounting ineffectiveness, was net negative USD 56 million, compared with net positive income of USD 83 million. Accounting asymmetries are generally expected to mean revert to zero over time.

Income related to centralized Group Treasury risk management was negative USD 6 million, compared with negative USD 31 million.

Operating expenses decreased by USD 15 million to USD 12 million.

Non-core and Legacy Portfolio

The Non-core and Legacy Portfolio result was negative USD 24 million, compared with negative USD 50 million.

Group Services

The Group Services result was negative USD 82 million, compared with negative USD 157 million. The third quarter of 2020 included real estate costs of USD 72 million in relation to early lease terminations and associated provisions, and expenses of USD 54 million related to the modification of certain outstanding deferred compensation awards, partly offset by a net gain in that quarter of USD 64 million from properties held for sale.

Results: 9M21 vs 9M20

Group Functions recorded a loss before tax of USD 443 million, compared with a loss of USD 899 million.

The Group Treasury result was negative USD 303 million, compared with negative USD 300 million. This included income related to centralized Group Treasury risk management of negative USD 32 million, compared with negative USD 227 million. Income from accounting asymmetries, including hedge accounting ineffectiveness, was net negative USD 239 million, compared with net negative income of USD 33 million. Operating expenses decreased by USD 18 million to USD 32 million.

The Non-core and Legacy Portfolio result was negative USD 43 million, compared with negative USD 339 million. This result was mainly due to valuation gains of USD 46 million on our USD 1.6 billion portfolio of auction rate securities (ARS), compared with valuation losses of USD 143 million in the same period last year. Our remaining exposures to ARS were all rated investment grade as of 30 September 2021.

The Group Services result was negative USD 96 million, compared with negative USD 261 million. The first nine months of 2020 included real estate costs of USD 72 million in relation to early lease terminations and associated provisions, and expenses of USD 54 million related to the modification of certain outstanding deferred compensation awards.

Selected financial information of our business divisions and Group Functions

Selected financial information of our business divisions and Group Functions

Selected financial information of our business divisions and Group Functions[1]
	For the quarter ended 30.9.21
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total
Operating income	5,002	1,091	593	2,510	(68)	9,128
of which: gain from the sale of domestic wealth management business in Austria	100					100

Operating expenses	3,486	613	379	1,673	112	6,264
of which: net restructuring expenses[2]	21	7	6	14	17	66

Operating profit / (loss) before tax	1,516	478	214	837	(180)	2,865

	For the quarter ended 30.6.21
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total
Operating income	4,774	1,135	666	2,470	(68)	8,976

Operating expenses	3,479	636	410	1,802	56	6,384
of which: net restructuring expenses[2]	43	5	6	33	2	90

Operating profit / (loss) before tax	1,294	498	255	668	(124)	2,593

	For the quarter ended 30.9.20
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total
Operating income	4,280	931	1,162	2,485	78	8,935
of which: net gain from the sale of a majority stake in Fondcenter AG	60		571			631
of which: gain from the sale of intellectual property rights				215		215
of which: net gains from properties sold or held for sale					64	64
of which: gain related to investment in associates	6	19				26
of which: gain from the sale of equity investment measured at fair value through profit or loss	4	18				22

Operating expenses	3,223	596	423	1,853	262	6,357
of which: acceleration of expenses in relation to outstanding deferred compensation awards	46	3	22	229	58	359
of which: expenses associated with terminated real estate leases					72	72

Operating profit / (loss) before tax	1,057	335	739	632	(184)	2,578

1 The “of which” components of operating income and operating expenses disclosed in this table are items that are not recurring or necessarily representative of the underlying business performance for the reporting period specified.    2 Includes curtailment gains of USD 8 million (second quarter of 2021: USD 59 million), which represent a reduction in the defined benefit obligation related to the Swiss pension plan resulting from a decrease in headcount following restructuring activities.

Risk, capital, liquidity and funding, and balance sheet

Management report

Table of contents

29	Risk management and control
29	Credit risk
32	Market risk
33	Country risk
33	Operational risk

35	Capital management
36	Swiss SRB requirements and information
38	Total loss-absorbing capacity
42	Risk-weighted assets
44	Leverage ratio denominator
46	Equity attribution and return on attributed equity

47	Liquidity and funding management
47	Strategy, objectives and governance
47	Liquidity coverage ratio
47	Net stable funding ratio

48	Balance sheet and off-balance sheet
48	Strategy, objectives and governance
48	Balance sheet assets
48	Balance sheet liabilities
49	Equity
50	Off-balance sheet

51	Share information and earnings per share

Risk management and control

This section provides information about key developments during the reporting period and should be read in conjunction with the “Risk management and control” section of our Annual Report 2020.

Credit risk

Credit loss (expense) / release
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
For the quarter ended 30.9.21
Stages 1 and 2	9	(1)	0	2	0	11
Stage 3	2	8	0	(7)	0	3
Total credit loss (expense) / release	11	7	0	(5)	0	14

For the quarter ended 30.6.21
Stages 1 and 2	13	51	0	24	(1)	88
Stage 3	0	(5)	0	(3)	0	(8)
Total credit loss (expense) / release	14	46	0	21	(1)	80

Credit loss expense / release

Total net credit loss releases were USD 14 million, reflecting net releases of USD 11 million related to stage 1 and 2 positions and net releases of USD 3 million related to credit-impaired (stage 3) positions.

›     Refer to “Note 7 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information about credit loss expense / release

›     Refer to “Note 1 Summary of significant accounting policies,” “Note 9 Financial assets at amortized cost and other positions in scope of expected credit loss measurement” and “Note 20 Expected credit loss measurement” in the “Consolidated financial statements” section of our Annual Report 2020 for information about scenario updates

Overall banking products exposures

Overall banking products exposure increased by USD 16 billion, to USD 666 billion as of 30 September 2021. The increase was driven by a USD 14 billion increase in balances at central banks and a USD 2 billion increase in loan commitments and guarantees.

Credit-impaired gross exposure decreased by USD 190 million to USD 3,128 million, with decreases across Global Wealth Management and Personal & Corporate Banking.

There were no significant changes in total loans and advances to customers across our business divisions.

In aggregate, exposure related to traded products decreased by USD 1.6 billion to USD 52.4 billion during the third quarter of 2021, mainly driven by exposure to clearing houses.

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Committed credit facilities

We did not observe an increase in drawing of committed credit facilities by clients in the third quarter of 2021. We manage our credit risk on the aggregate of drawn and committed undrawn credit facilities, and model full drawing of committed facilities in our stress testing framework.

Loan underwriting

In the Investment Bank, new loan underwriting activity and distributions continued to be robust during the third quarter of 2021. As of 30 September 2021, mandated loan underwriting commitments totaled USD 4.4 billion on a notional basis (compared with USD 3.6 billion as of 30 June 2021). As of 30 September 2021, USD 0.4 billion of commitments had not yet been distributed as originally planned.

Loan underwriting exposures are classified as held for trading, with fair values reflecting the market conditions at the end of the quarter. Credit hedges are in place to help protect against fair value movements in the portfolio.

Swiss mortgage portfolio

Of our USD 163 billion total Swiss real estate portfolio as of 30 September 2021, USD 148 billion related to residential real estate, USD 6 billion to commercial retail and office real estate, and USD 9 billion to industrial and other real estate.

The residential portfolio consists of USD 123 billion for single-family houses and apartments (average loan-to-value (LTV) ratio of 53%) and USD 25 billion in residential income-producing real estate (average LTV of 52%). We are also carefully monitoring the level of risk in our Swiss commercial retail and office real estate portfolio (average LTV of 46%) and its resilience to the economic impact of COVID-19.

›     Refer to the “Risk management and control” section of our Annual Report 2020 for more information about our Swiss mortgage portfolio

Exposure to the Swiss economy and Swiss corporates

Within Personal & Corporate Banking, certain industry sectors continue to exhibit higher risk due to COVID-19 and the associated containment measures. Industry sectors with a negative outlook include tourism and media, as well as, to a lesser degree, culture, sports and education. Our exposure to the tourism sector (including hotels, restaurants and transport) totaled USD 1.9 billion as of 30 September 2021, with hotels accounting for USD 1.0 billion of this exposure. Our other exposures included USD 1.0 billion to the culture, sports and education sector, and USD 0.2 billion to the media sector. Apart from a few large counterparties, our exposures within these sectors are highly diversified across Switzerland.

Banking and traded products exposure in our business divisions and Group Functions
	30.9.21
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
Banking products[1]
Gross exposure	328,250	220,545	1,535	61,824	53,682	665,836
of which: loans and advances to customers (on-balance sheet)	225,393	148,937	1	12,917	4,036	391,284
of which: guarantees and loan commitments (off-balance sheet)	10,404	28,414	0	14,750	3,623	57,191
Traded products[2,3]
Gross exposure	11,279	836	0	40,300		52,415
of which: over-the-counter derivatives	8,218	818	0	11,760		20,796
of which: securities financing transactions	0	0	0	21,379		21,379
of which: exchange-traded derivatives	3,062	18	0	7,161		10,241
Other credit lines, gross[4]	12,259	23,336	0	3,462	29	39,086

Total credit-impaired exposure, gross (stage 3)	907	1,771	0	450	0	3,128
Total allowances and provisions for expected credit losses (stages 1 to 3)	276	712	0	257	4	1,248
of which: stage 1	85	118	0	64	4	270
of which: stage 2	46	144	0	36	0	225
of which: stage 3 (allowances and provisions for credit-impaired exposures)	145	450	0	157	0	752

	30.6.21
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
Banking products[1]
Gross exposure	315,902	219,372	3,329	60,923	50,531	650,057
of which: loans and advances to customers (on-balance sheet)	223,082	149,806	1	13,809	4,378	391,076
of which: guarantees and loan commitments (off-balance sheet)	10,382	26,984	0	15,053	2,789	55,208
Traded products[2,3]
Gross exposure	11,516	732	0	41,762		54,009
of which: over-the-counter derivatives	8,435	706	0	12,506		21,647
of which: securities financing transactions	0	0	0	22,198		22,198
of which: exchange-traded derivatives	3,081	25	0	7,058		10,164
Other credit lines, gross[4]	11,269	24,350	0	3,147	30	38,796

Total credit-impaired exposure, gross (stage 3)	1,002	1,875	0	441	0	3,318
Total allowances and provisions for expected credit losses (stages 1 to 3)	288	734	1	266	4	1,294
of which: stage 1	92	117	0	64	4	277
of which: stage 2	46	149	0	38	0	233
of which: stage 3 (allowances and provisions for credit-impaired exposures)	150	469	1	164	0	784

1 IFRS 9 gross exposure including other financial assets at amortized cost, but excluding cash, receivables from securities financing transactions, cash collateral receivables on derivative instruments, financial assets at FVOCI, irrevocable committed prolongation of existing loans and unconditionally revocable committed credit lines, and forward starting reverse repurchase and securities borrowing agreements.    2 Internal management view of credit risk, which differs in certain respects from IFRS.    3 As counterparty risk for traded products is managed at counterparty level, no further split between exposures in the Investment Bank and Group Functions is provided.    4 Unconditionally revocable committed credit lines.

Global Wealth Management and Personal & Corporate Banking loans and advances to customers, gross
	Global Wealth Management		Personal & Corporate Banking
USD million	30.9.21	30.6.21	30.9.21	30.6.21
Secured by residential property	62,817	61,895	108,112	108,167
Secured by commercial / industrial property[1]	3,690	3,483	18,967	19,042
Secured by cash	22,563	22,358	2,449	2,625
Secured by securities	118,520	117,802	1,868	1,899
Secured by guarantees and other collateral	15,495	15,266	7,062	7,017
Unsecured loans and advances to customers	2,307	2,277	10,479	11,056
Total loans and advances to customers, gross	225,393	223,082	148,937	149,806
Allowances	(168)	(173)	(578)	(601)
Total loans and advances to customers, net of allowances	225,225	222,908	148,359	149,205
1 Includes exposures with mixed collateral as security, where the primary purpose of the loan is not to finance a specific property.

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Market risk

We continued to maintain generally low levels of management value-at-risk (VaR). Average management VaR (1‑day, 95% confidence level) decreased marginally to USD 11 million from USD 12 million at the end of the second quarter of 2021.

There were no new Group VaR negative backtesting exceptions in the third quarter of 2021, and the total number of negative backtesting exceptions within the most recent 250-business-day window remained at 3. The Swiss Financial Market Supervisory Authority (FINMA) VaR multiplier derived from backtesting exceptions for market risk risk-weighted assets was unchanged compared with the prior quarter, at 3.0.

Management value-at-risk (1-day, 95% confidence, 5 years of historical data) of our business divisions and Group Functions by general market risk type[1]
					Average by risk type
USD million	Min.	Max.	Period end	Average	Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
Global Wealth Management	1	3	2	2	0	1	2	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	7	15	11	11	8	9	6	3	2
Group Functions	5	7	5	5	0	4	3	1	0
Diversification effect[2,3]			(6)	(6)	0	(5)	(5)	0	0
Total as of 30.9.21	8	16	11	11	8	9	6	3	2
Total as of 30.6.21	4	32	10	12	9	9	7	3	3

1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and, likewise, the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2 The difference between the sum of the standalone VaR for the business divisions and Group Functions and the VaR for the Group as a whole.    3 As the minima and maxima for different business divisions and Group Functions occur on different days, it is not meaningful to calculate a portfolio diversification effect.

As of 30 September 2021, the interest rate sensitivity of our banking book to a +1-basis-point parallel shift in yield curves was negative USD 31.4 million, compared with negative USD 31.3 million as of 30 June 2021. The reported interest rate sensitivity excludes additional tier 1 (AT1) capital instruments, as per FINMA Pillar 3 disclosure requirements, with a sensitivity of USD 4.9 million per basis point, and our equity, goodwill and real estate, with a modeled sensitivity of USD 22.3 million per basis point, of which USD 5.4 million and USD 16.1 million are attributable to the Swiss franc and the US dollar portfolios, respectively.

The most adverse of the six FINMA interest rate scenarios was the “Parallel up” scenario, which resulted in a change in the economic value of equity of negative USD 6.3 billion, representing a pro forma reduction of 10.5% of tier 1 capital, which is well below the regulatory outlier test of 15% of tier 1 capital. The immediate effect of the “Parallel up” scenario on tier 1 capital as of 30 September 2021 would have been a reduction of 2.0%, or USD 1.2 billion, arising from the part of our banking book that is measured at fair value through profit or loss and from the financial assets measured at fair value through other comprehensive income. This scenario would, however, have a positive effect on net interest income.

›     Refer to “Interest rate risk in the banking book” in the “Market risk” section of our Annual Report 2020 for more information about the management of interest rate risk in the banking book

›     Refer to “Sensitivity to interest rate movements” in the “Group performance” section of this report for more information about the effects of increases in interest rates on the equity, capital and net interest income of Global Wealth Management and Personal & Corporate Banking

Interest rate risk – banking book
USD million	+1 bp	Parallel up1	Parallel down[1]	Steepener[2]	Flattener[3]	Short-term up4	Short-term down[5]
CHF	(5.0)	(717.4)	800.0	(282.1)	144.4	(133.7)	137.8
EUR	(1.0)	(191.5)	219.9	(43.6)	12.0	(46.2)	49.3
GBP	0.2	33.6	(33.1)	(23.9)	29.7	41.1	(35.5)
USD	(25.2)	(5,375.9)	4,420.2	(971.0)	(308.1)	(2,247.9)	2,378.6
Other	(0.3)	(80.6)	(38.2)	(9.9)	(29.3)	(53.5)	(35.6)
Total effect on economic value of equity as per Pillar 3 requirement as of 30.9.21	(31.4)	(6,331.8)	5,368.8	(1,330.5)	(151.2)	(2,440.2)	2,494.5
Additional tier 1 (AT1) capital instruments	4.9	931.3	(1,015.0)	2.0	202.2	568.2	(592.1)
Total including AT1 capital instruments as of 30.9.21	(26.5)	(5,400.5)	4,353.8	(1,328.4)	51.1	(1,872.0)	1,902.4
Total effect on economic value of equity as per Pillar 3 requirement as of 30.6.21	(31.3)	(6,307.9)	5,527.2	(1,498.3)	29.9	(2,248.3)	2,423.5
Total including AT1 capital instruments as of 30.6.21	(26.0)	(5,296.8)	4,423.0	(1,478.3)	231.4	(1,648.0)	1,797.4

1 Rates across all tenors move by ±150 bps for Swiss franc, ±200 bps for euro and US dollar, and ±250 bps for pound sterling.    2 Short-term rates decrease and long-term rates increase.    3 Short-term rates increase and long-term rates decrease.    4 Short-term rates increase more than long-term rates.    5 Short-term rates decrease more than long-term rates.

Country risk

The COVID-19 pandemic, and its impact on growth, employment, debt dynamics and supply chains, remains an important driver of country risk, and we expect this to be the case for at least the near future.

Although the availability and effective distribution of vaccines continue to improve and a gradual lifting of lockdowns in many economies is ongoing, the spread of new COVID-19 variants and localized outbreaks are still causing uncertainty around a sustainable recovery.

Concerns have grown about a resurgence in global inflation, but key central banks expect recent price spikes (such as in the US and the Eurozone) to be transitory. There are related concerns about increasing energy prices in a number of countries, and mounting global supply chain stresses are creating negative pressure on growth and employment. China is facing several challenges, including a slowing economy following the post-pandemic boom. We expect measures taken by governments and central banks that are intended to support their economies to give rise to increased sovereign risk.

We remain watchful of developments in Europe and political changes in a number of countries. Our direct exposure to peripheral European countries is limited, although we have significant country risk exposure to the major European economies, including Germany, the UK and France.

We continue to monitor potential trade policy disputes, as well as economic and political developments.

A number of emerging markets are facing economic, political and market pressures, particularly in light of challenges related to the COVID-19 pandemic. Our exposure to emerging market countries is diversified.

›     Refer to the “Risk management and control” section of our Annual Report 2020 for more information

Exposures to Eurozone countries rated lower than AAA / Aaa by at least one major rating agency
USD million	30.9.21							30.6.21
	Banking products, gross[1]		Traded products		Trading inventory	Total		Total
	Before hedges	Net of hedges	Before hedges	Net of hedges	Net long per issuer		Net of hedges		Net of hedges
France	1,726	1,723	1,601	1,478	3,325	6,652	6,526	7,724	7,595
Monaco[2]	1,009	1,009	29	29	8	1,046	1,046	1,073	1,073
Italy	676	643	313	312	62	1,050	1,018	1,178	1,142
Austria	260	259	146	146	552	958	957	1,242	1,241
Ireland	674	645	62	62	166	902	874	714	685
Spain	433	342	83	83	231	747	656	731	638
Belgium	220	220	162	162	25	408	408	333	333
Finland	26	26	49	49	220	295	295	224	224
Portugal	44	32	10	10	5	59	47	62	62
Cyprus	27	12	0	0	21	48	33	48	33
Other[3]	12	10	19	19	16	47	44	58	53
Total	5,109	4,922	2,473	2,349	4,630	12,212	11,901	13,388	13,079

1 Before deduction of IFRS 9 ECL allowances and provisions.    2 Internally rated below AAA / Aaa equivalent. Monaco is not rated by any major rating agency.    3 Represents aggregate exposures to Andorra, Estonia, Greece, Latvia, Lithuania, Malta, Montenegro, San Marino, Slovakia and Slovenia.

Operational risk

Operational resilience, conduct and financial crime remain the key non-financial risk themes for UBS and the financial services industry. Operational resilience also continues to be a focus area for regulators globally, with a particular emphasis on measures taken to respond to the ongoing COVID-19 pandemic.

Our global program to continuously enhance our operational resilience capabilities remains in effect and includes addressing developing regulatory requirements in this regard.

The existing resilience built into our operations and the effectiveness of our business continuity management and operational risk procedures (including those which apply to third-party service providers) have been critical in handling the ongoing COVID-19 pandemic and have enabled us to continue to serve our clients without material impact. We have maintained stable operations while complying with governmental measures to contain COVID-19 that have been imposed in many of our principal locations, and we remain focused on the safety and well-being of our staff, with a particular focus on countries severely impacted by COVID-19 outbreaks.

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Increases in the sophistication of cyberattacks and related frauds are being seen worldwide. Cybersecurity incidents that occurred during the third quarter of 2021 did not have a significant effect on our operations. We continue to seek to enhance our security controls and monitoring of cyber threats.

We maintain our focus on innovation and digitalization to create value for our clients. As part of the resulting transformation, we focus on timely changes to frameworks, including consideration of new or revised controls, working practices and oversight, with the aim of mitigating any new risks introduced.

Achieving fair outcomes for our clients, upholding market integrity and cultivating the highest standards of employee conduct are of critical importance to the firm. As such, effective management of conduct risk is an integral part of our risk culture. We continue to focus on leveraging the conduct risk framework across our activities, enhancing management information, and maintaining momentum on fostering a strong culture.

Hybrid working arrangements can lead to increased conduct risk, inherent risk of fraudulent activities, potential increases in the number of suspicious transactions, and increased information security risks (in particular, regarding client data and unpublished price-sensitive information). Our increased monitoring and supervision remain in place for remote working, including programs to educate clients and employees on fraud risk, where our protocols for interaction to mitigate this risk have been updated.

In addition to the effects of COVID-19, financial crime (e.g., money laundering, terrorist financing, sanctions violations, fraud, bribery and corruption) continues to present a major risk, as technological innovation and geopolitical developments increase the complexity of doing business and heightened regulatory attention continues.

An effective financial crime prevention program remains essential for UBS. Money laundering and financial fraud techniques are becoming increasingly sophisticated, while geopolitical volatility makes the sanctions landscape more complex, and new risks emerge, such as virtual currencies and related activities or investments.

The Office of the Comptroller of the Currency issued a Cease and Desist Order against the firm in May 2018 related to our US branch know-your-customer (KYC) and anti-money-laundering (AML) programs. In response, we initiated an extensive program for the purpose of ensuring sustainable remediation of US-relevant Bank Secrecy Act / AML issues across all US legal entities. We introduced significant improvements to the framework in 2019 and 2020, and are continuing to implement these improvements, which we believe will yield the planned enhancements to our AML controls.

We continue to focus on strategic enhancements for AML / KYC and sanctions programs on a global scale to cope with evolving risk profiles and regulatory expectations, including the exploration of new technologies and more sophisticated rules-based monitoring, using self-learning systems to identify potentially suspicious transactions and behavior.

Capital management

The disclosures in this section are provided for UBS Group AG on a consolidated basis and focus on key developments during the reporting period and information in accordance with the Basel III framework, as applicable to Swiss systemically relevant banks (SRBs). They should be read in conjunction with “Capital management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2020, which provides more information about our capital management objectives, planning and activities, as well as the Swiss SRB total loss-absorbing capacity framework.

Additional regulatory disclosures for UBS Group AG on a consolidated basis are provided in our 30 September 2021 Pillar 3 report. The Pillar 3 report also includes information relating to our significant regulated subsidiaries and sub-groups (UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated) as of 30 September 2021 and is available under “Pillar 3 disclosures” at ubs.com/investors.

Capital and other regulatory information for UBS AG consolidated in accordance with the Basel III framework, as applicable to Swiss SRBs, will be provided in the UBS AG third quarter 2021 report, which will be available as of 29 October 2021 under “Quarterly reporting” at ubs.com/investors.

UBS Group AG is a holding company and conducts substantially all of its operations through UBS AG and subsidiaries thereof. UBS Group AG and UBS AG have contributed a significant portion of their respective capital to, and provide substantial liquidity to, such subsidiaries. Many of these subsidiaries are subject to regulations requiring compliance with minimum capital, liquidity and similar requirements.

Risk, capital, liquidity and funding, and balance sheet | Capital management

Swiss SRB requirements and information

We are subject to the going and gone concern requirements of the Swiss Capital Adequacy Ordinance (the CAO) that include the too-big-to-fail provisions applicable to Swiss SRBs. Information about the Swiss SRB capital framework, and about Swiss SRB going and gone concern requirements, is provided under “Capital management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2020.

The applicable market share add-on requirements as of 30 September 2021 were 0.72% for risk-weighted asset (RWA) and 0.25% for leverage ratio denominator (LRD) purposes. These add-ons were increased by 0.36% for RWA and 0.125% for LRD in the third quarter of 2021, reflecting an increase in UBS’s market share in the Swiss credit business to more than 17%. The applicable LRD add-on requirements remained unchanged at 0.72% for RWA and 0.25% for LRD purposes, as our Group LRD remained within the same add-on bucket.

Additionally, based on the actions we completed up to December 2020 to improve resolvability, FINMA granted an increase of the rebate on the gone concern requirement from 47.5% to 55.0% of the maximum rebate, effective from 1 July 2021. The capital benefit from this higher rebate is offset by the aforementioned increase in market share add-on requirements and a lower usage of low-trigger tier 2 capital instruments to fulfill gone concern requirements, as one of the instruments ceased to be eligible in the third quarter of 2021 as it had less than one year to maturity.

The aforementioned requirements are also applicable to UBS AG consolidated. UBS Switzerland AG and UBS AG are subject to going and gone concern requirements on a standalone basis, as detailed in our 30 September 2021 Pillar 3 report, which is available under “Pillar 3 disclosures” at ubs.com/investors.

The table on the next page provides the RWA- and LRD-based requirements and information as of 30 September 2021.

Swiss SRB going and gone concern requirements and information
As of 30.9.21	RWA		LRD
USD million, except where indicated	in %		in %
Required going concern capital
Total going concern capital	14.32[1]	43,309	5.00[1]	52,246
Common equity tier 1 capital	10.02	30,305	3.50[2]	36,572
of which: minimum capital	4.50	13,609	1.50	15,674
of which: buffer capital	5.50	16,633	2.00	20,898
of which: countercyclical buffer	0.02	62
Maximum additional tier 1 capital	4.30	13,004	1.50	15,674
of which: additional tier 1 capital	3.50	10,585	1.50	15,674
of which: additional tier 1 buffer capital	0.80	2,419

Eligible going concern capital
Total going concern capital	19.96	60,369	5.78	60,369
Common equity tier 1 capital	14.89	45,022	4.31	45,022
Total loss-absorbing additional tier 1 capital[3]	5.07	15,347	1.47	15,347
of which: high-trigger loss-absorbing additional tier 1 capital	4.26	12,874	1.23	12,874
of which: low-trigger loss-absorbing additional tier 1 capital	0.82	2,473	0.24	2,473

Required gone concern capital
Total gone concern loss-absorbing capacity[4]	10.73	32,447	3.77	39,433
of which: base requirement[5]	12.86	38,892	4.50	47,021
of which: additional requirement for market share and LRD[6]	1.44	4,355	0.50	5,225
of which: applicable reduction on requirements	(3.57)	(10,800)	(1.23)	(12,813)
of which: rebate granted (equivalent to 55% of maximum rebate)	(3.14)	(9,481)	(1.10)	(11,494)
of which: reduction for usage of low-trigger tier 2 capital instruments	(0.44)	(1,319)	(0.13)	(1,319)

Eligible gone concern capital
Total gone concern loss-absorbing capacity	14.03	42,428	4.06	42,428
Total tier 2 capital	1.05	3,185	0.30	3,185
of which: low-trigger loss-absorbing tier 2 capital	0.87	2,638	0.25	2,638
of which: non-Basel III-compliant tier 2 capital	0.18	548	0.05	548
TLAC-eligible senior unsecured debt	12.98	39,242	3.76	39,242

Total loss-absorbing capacity
Required total loss-absorbing capacity	25.05	75,756	8.77	91,679
Eligible total loss-absorbing capacity	33.99	102,796	9.84	102,796

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		302,426
Leverage ratio denominator				1,044,916

1 Includes applicable add-ons of 1.44% for RWA and 0.50% for LRD.    2 Our minimum CET1 leverage ratio requirement of 3.5% consists of a 1.5% base requirement, a 1.5% base buffer capital requirement, a 0.25% LRD add-on requirement and a 0.25% market share add-on requirement based on our Swiss credit business.    3 Includes outstanding low-trigger loss-absorbing additional tier 1 (AT1) capital instruments, which are available under the Swiss SRB framework to meet the going concern requirements until their first call date. As of their first call date, these instruments are eligible to meet the gone concern requirements.    4 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.    5 The gone concern requirement after the application of the rebate for resolvability measures and the reduction for the use of higher quality capital instruments is floored at 8.6% and 3% for the RWA- and LRD-based requirements, respectively. This means that the combined reduction may not exceed 5.7 percentage points for the RWA-based requirement of 14.3% and 2.0 percentage points for the LRD-based requirement of 5.0%.    6 A higher add-on requirement for market share was applied in the third quarter of 2021, of which 0.72% was applied for RWA and 0.25% for LRD.

Risk, capital, liquidity and funding, and balance sheet | Capital management

Total loss-absorbing capacity

The table below provides Swiss SRB going and gone concern information based on the Swiss SRB framework and requirements that are discussed under “Capital management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2020.

Swiss SRB going and gone concern information

USD million, except where indicated	30.9.21	30.6.21	31.12.20

Eligible going concern capital
Total going concern capital	60,369	59,188	56,178
Total tier 1 capital	60,369	59,188	56,178
Common equity tier 1 capital	45,022	42,583	39,890
Total loss-absorbing additional tier 1 capital	15,347	16,605	16,288
of which: high-trigger loss-absorbing additional tier 1 capital	12,874	14,096	13,711
of which: low-trigger loss-absorbing additional tier 1 capital	2,473	2,509	2,577

Eligible gone concern capital
Total gone concern loss-absorbing capacity	42,428	45,110	45,545
Total tier 2 capital	3,185	5,232	7,744
of which: low-trigger loss-absorbing tier 2 capital	2,638	4,686	7,201
of which: non-Basel III-compliant tier 2 capital	548	547	543
TLAC-eligible senior unsecured debt	39,242	39,878	37,801

Total loss-absorbing capacity
Total loss-absorbing capacity	102,796	104,298	101,722

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	302,426	293,277	289,101
Leverage ratio denominator	1,044,916	1,039,939	1,037,150[1]

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	20.0	20.2	19.4
of which: common equity tier 1 capital ratio	14.9	14.5	13.8
Gone concern loss-absorbing capacity ratio	14.0	15.4	15.8
Total loss-absorbing capacity ratio	34.0	35.6	35.2

Leverage ratios (%)[1]
Going concern leverage ratio	5.8	5.7	5.4
of which: common equity tier 1 leverage ratio	4.31	4.09	3.85
Gone concern leverage ratio	4.1	4.3	4.4
Total loss-absorbing capacity leverage ratio	9.8	10.0	9.8

1 The leverage ratio denominator (LRD) and leverage ratios for 31 December 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” and “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in the “Capital, liquidity and funding, and balance sheet” sections of our Annual Report 2020 for more information.

Total loss-absorbing capacity and movement

Our total loss-absorbing capacity (TLAC) decreased by USD 1.5 billion to USD 102.8 billion in the third quarter of 2021.

Going concern capital and movement

During the third quarter of 2021, our going concern capital increased by USD 1.2 billion to USD 60.4 billion. Our common equity tier 1 (CET1) capital increased by USD 2.4 billion to USD 45.0 billion, mainly reflecting operating profit before tax of USD 2.9 billion, an increase of USD 0.2 billion related to the launch of our new operational partnership entity with Sumitomo Mitsui Trust Holdings, Inc. and USD 0.2 billion higher eligible deferred tax assets on temporary differences. These effects were partly offset by current tax expenses of USD 0.4 billion, accruals for capital returns to shareholders of USD 0.3 billion and negative foreign currency translation effects of USD 0.2 billion. Our share repurchases in the third quarter of 2021 did not materially affect our CET1 capital position, as there was a nearly equivalent reduction in the remaining capital reserve for potential share repurchases. The remaining capital reserve for potential share repurchases was fully utilized during the third quarter of 2021.

Our additional tier 1 (AT1) capital decreased by USD 1.3 billion to USD 15.3 billion, mainly reflecting the call of an AT1 capital instrument with a nominal amount of USD 1.1 billion.

Gone concern loss-absorbing capacity and movement

Our total gone concern loss-absorbing capacity decreased by USD 2.7 billion to USD 42.4 billion, due to a USD 2 billion low-trigger loss-absorbing tier 2 capital instrument that ceased to be eligible as it had less than one year to maturity, the call of a EUR 1.75 billion TLAC-eligible senior unsecured debt, and effects from interest rate risk hedges and foreign currency translation, partly offset by a USD 2 billion issuance of TLAC-eligible senior unsecured debt.

›     Refer to “Bondholder information” at ubs.com/investors  for more information about the eligibility of capital and senior unsecured debt instruments and about key features and terms and conditions of capital instruments

Loss-absorbing capacity and leverage ratios

Our CET1 capital ratio increased 0.4 percentage points to 14.9%, reflecting an increase in CET1 capital of USD 2.4 billion, partly offset by a USD 9.1 billion increase in RWA.

Our CET1 leverage ratio increased from 4.09% to 4.31%, due to the aforementioned increase in CET1 capital, partly offset by a USD 5 billion increase in LRD.

Our gone concern loss-absorbing capacity ratio decreased from 15.4% to 14.0%, due to the decrease in gone concern loss-absorbing capacity of USD 2.7 billion and the aforementioned increase in RWA.

Our gone concern leverage ratio decreased from 4.3% to 4.1%, reflecting the aforementioned decrease in gone concern loss-absorbing capacity and the increase in LRD.

Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital
USD million	30.9.21	30.6.21	31.12.20
Total IFRS equity	60,552	59,050	59,765
Equity attributable to non-controlling interests	(333)	(284)	(319)
Defined benefit plans, net of tax	(146)	(144)	(41)
Deferred tax assets recognized for tax loss carry-forwards	(4,813)	(5,183)	(5,617)
Deferred tax assets on temporary differences, excess over threshold			(5)
Goodwill, net of tax[1]	(5,854)	(5,883)	(6,319)
Intangible assets, net of tax	(185)	(200)	(296)
Compensation-related components (not recognized in net profit)	(1,777)	(1,680)	(1,349)
Expected losses on advanced internal ratings-based portfolio less provisions	(479)	(463)	(330)
Unrealized (gains) / losses from cash flow hedges, net of tax	(1,044)	(1,365)	(2,321)
Own credit related to gains / losses on financial liabilities measured at fair value that existed at the balance sheet date	371	279	382
Own credit related to gains / losses on derivative financial instruments that existed at the balance sheet date	(47)	(50)	(45)
Unrealized gains related to debt instruments at fair value through OCI, net of tax	(88)	(89)	(152)
Prudential valuation adjustments	(147)	(146)	(150)
Accruals for dividends to shareholders for 2020			(1,314)
Capital reserve for potential share repurchases		(587)	(2,000)
Other[2]	(990)	(670)	0
Total common equity tier 1 capital	45,022	42,583	39,890

1 Includes goodwill related to significant investments in financial institutions of USD 21 million as of 30 September 2021 (30 June 2021: USD 21 million; 31 December 2020: USD 413 million) presented on the balance sheet line Investments in associates.    2 Includes accruals for dividends to shareholders for the current year and other items.

Risk, capital, liquidity and funding, and balance sheet | Capital management

Swiss SRB total loss-absorbing capacity movement
USD million

Going concern capital	Swiss SRB
Common equity tier 1 capital as of 30.6.21	42,583
Operating profit before tax	2,865
Current tax (expense) / benefit	(432)
Foreign currency translation effects	(209)
Share repurchase program	(600)
Capital reserve for potential share repurchases	587
Deferred tax assets on temporary differences	175
Other[1]	54
Common equity tier 1 capital as of 30.9.21	45,022
Loss-absorbing additional tier 1 capital as of 30.6.21	16,605
Call of high-trigger loss-absorbing additional tier 1 capital	(1,100)
Interest rate risk hedge, foreign currency translation and other effects	(158)
Loss-absorbing additional tier 1 capital as of 30.9.21	15,347
Total going concern capital as of 30.6.21	59,188
Total going concern capital as of 30.9.21	60,369

Gone concern loss-absorbing capacity
Tier 2 capital as of 30.6.21	5,232
Debt no longer eligible as gone concern loss-absorbing capacity due to residual tenor falling to below one year	(2,030)
Interest rate risk hedge, foreign currency translation and other effects	(17)
Tier 2 capital as of 30.9.21	3,185
TLAC-eligible senior unsecured debt as of 30.6.21	39,878
Issuance of TLAC-eligible senior unsecured debt	2,000
Call of TLAC-eligible senior unsecured debt	(2,027)
Interest rate risk hedge, foreign currency translation and other effects	(608)
TLAC-eligible senior unsecured debt as of 30.9.21	39,242
Total gone concern loss-absorbing capacity as of 30.6.21	45,110
Total gone concern loss-absorbing capacity as of 30.9.21	42,428

Total loss-absorbing capacity
Total loss-absorbing capacity as of 30.6.21	104,298
Total loss-absorbing capacity as of 30.9.21	102,796
1 Includes movements related to accruals for dividends for the current year and other items.

Additional information

Sensitivity to currency movements

Risk-weighted assets

We estimate that a 10% depreciation of the US dollar against other currencies would have increased our RWA by USD 13 billion and our CET1 capital by USD 1.4  billion as of 30 September 2021 (30 June 2021: USD 13 billion and USD 1.3 billion, respectively) and decreased our CET1 capital ratio 16 basis points (30 June 2021: 16 basis points). Conversely, we estimate that a 10% appreciation of the US dollar against other currencies would have decreased our RWA by USD 12 billion and our CET1 capital by USD 1.3  billion (30 June 2021: USD 11 billion and USD 1.2 billion, respectively) and increased our CET1 capital ratio 16 basis points (30 June 2021: 16 basis points).

Leverage ratio denominator

We estimate that a 10% depreciation of the US dollar against other currencies would have increased our LRD by USD 62 billion as of 30 September 2021 (30 June 2021: USD 63 billion) and decreased our Swiss SRB going concern leverage ratio 16 basis points (30 June 2021: 17 basis points). Conversely, we estimate that a 10% appreciation of the US dollar against other currencies would have decreased our LRD by USD 56 billion (30 June 2021: USD 57 billion) and increased our Swiss SRB going concern leverage ratio 16 basis points (30 June 2021: 17 basis points).

The aforementioned sensitivities do not consider foreign currency translation effects related to defined benefit plans other than those related to the currency translation of the net equity of foreign operations.

›     Refer to “Active management of sensitivity to currency movements” under “Capital management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2020 for more information

Estimated effect on capital from litigation, regulatory and similar matters subject to provisions and contingent liabilities

We have estimated the loss in capital that we could incur as a result of the risks associated with the matters described in “Note 14 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report. We have used for this purpose the advanced measurement approach (AMA) methodology that we apply when determining the capital requirements associated with operational risks, based on a 99.9% confidence level over a 12-month horizon. The methodology takes into consideration UBS and industry experience for the AMA operational risk categories to which those matters correspond, as well as the external environment affecting risks of these types, in isolation from other areas. On this standalone basis, we estimate the maximum loss in capital that we could incur over a 12-month period as a result of our risks associated with these operational risk categories at USD 4.0 billion as of 30 September 2021. This estimate is not related to and does not take into account any provisions recognized for any of these matters and does not constitute a subjective assessment of our actual exposure in any of these matters.

›     Refer to “Operational risk” in the “Risk management and control” section of our Annual Report 2020 for more information

›     Refer to “Note 14  Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information

Risk, capital, liquidity and funding, and balance sheet | Capital management

Risk-weighted assets

During the third quarter of 2021, RWA increased by USD 9.1 billion to USD 302.4 billion, driven by increases from regulatory add-ons of USD 7.0 billion, asset size and other movements of USD 3.2 billion, and model updates of USD 0.6 billion, partly offset by a decrease from currency effects of USD 1.6 billion, as well as methodology and policy changes of USD 0.1 billion.

Movement in risk-weighted assets by key driver
USD billion	RWA as of 30.6.21	Currency effects	Methodology and policy changes	Model updates / changes	Regulatory add-ons	Asset size and other[1]	RWA as of 30.9.21
Credit and counterparty credit risk[2]	186.4	(1.5)	(0.1)	0.9	1.5	1.8	189.0
Non-counterparty-related risk[3]	23.3	(0.1)				0.4	23.6
Market risk	7.8			(0.2)	5.5	1.0	14.0
Operational risk	75.8						75.8
Total	293.3	(1.6)	(0.1)	0.6	7.0	3.2	302.4

1 Includes the Pillar 3 categories “Asset size,” “Credit quality of counterparties,” “Acquisitions and disposals” and “Other.” For more information, refer to our 31 December 2020 Pillar 3 report, which is available under “Pillar 3 disclosures” at ubs.com/investors.    2 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book, investments in funds and securitization exposures in the banking book.    3 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences, property, equipment, software and other items.

Credit and counterparty credit risk

Credit and counterparty credit risk RWA increased by USD 2.6 billion to USD 189.0 billion as of 30 September 2021. The increase of USD 2.6 billion included a decrease of USD 1.5 billion related to currency effects.

Asset size and other movements resulted in a USD 1.8 billion increase in RWA.

–      Global Wealth Management RWA increased by USD 1.6 billion, mainly driven by increases in Lombard and other loans.

–      Investment Bank RWA increased by USD 0.6 billion, mainly driven by higher RWA from derivatives.

–      Asset Management RWA decreased by USD 0.3 billion.

–      Personal & Corporate Banking RWA decreased by USD 0.1 billion.

Asset size and other movements referenced above included changes to credit ratings and loss given default (LGD), excluding model updates, which resulted in a net decrease of around USD 1 billion in RWA during the third quarter of 2021.

Regulatory add-ons drove an increase in RWA of USD 1.5 billion, of which USD 1.2 billion was for prime brokerage clients and the remainder for clients leasing aircraft and industrial goods.

The third quarter of 2021 also included an RWA increase of USD 0.9 billion from model updates, primarily due to a USD 0.7 billion quarterly phase-in impact for structured margin loans and similar products in Global Wealth Management, as well as a USD 0.5 billion quarterly phase-in impact of new probability of default (PD) and LGD models for the mortgage portfolio in the US. This was partly offset by a USD 0.3 billion reduction related to the introduction of new models for the leasing of aircraft and industrial goods.

We expect that further methodology changes, model updates and regulatory add-ons will increase credit and counterparty credit risk RWA by around USD 5 billion in the fourth quarter of 2021. Among other items, this includes regulatory add-ons of around USD 2 billion for prime brokerage clients, as well as the quarterly phase-in impacts on the exposures mentioned above.

The extent and timing of RWA changes may vary as methodology changes and model updates are completed and receive regulatory approval. In addition, changes in the composition of the relevant portfolios and other market factors will affect RWA.

›     Refer to the “Risk management and control” section of this report and our 30 September 2021 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors,  for more information

›     Refer to “Credit risk models” in the “Risk management and control” section of our Annual Report 2020 for more information

Market risk

Market risk RWA increased by USD 6.2 billion to USD 14.0 billion in the third quarter of 2021, primarily due to the introduction of a regulatory add-on of USD 5.5 billion, which considers profit or loss resulting from time decay in addition to the regulatory value-at-risk (VaR) and stressed VaR. The add-on reflects the outcome of discussions with FINMA regarding our regulatory VaR model, which started in late 2019. The integration of time decay into the regulatory VaR model, which would replace the add-on, is subject to further discussions between FINMA and UBS. The market risk RWA increase was also driven by a USD 1.0 billion increase from portfolio and market movements primarily in the Investment Bank’s Global Markets business.

›     Refer to the “Risk management and control” section of this report and our 30 September 2021 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors,  for more information

›     Refer to ”Market risk” in the “Risk management and control” section of our Annual Report 2020 for more information

Operational risk

Operational risk RWA were USD 75.8 billion as of 30 September 2021, unchanged from 30 June 2021.

›     Refer to “Operational risk” in the “Risk management and control” section of our Annual Report 2020 for information about the advanced measurement approach model

Risk-weighted assets by business division and Group Functions
USD billion	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total RWA
	30.9.21
Credit and counterparty credit risk[1]	55.2	62.2	3.7	61.0	6.9	189.0
Non-counterparty-related risk[2]	6.2	2.0	0.6	3.4	11.4	23.6
Market risk	1.6	0.0	0.0	10.9	1.6	14.0
Operational risk	32.8	7.2	3.3	23.1	9.4	75.8
Total	95.7	71.4	7.6	98.5	29.3	302.4

	30.6.21
Credit and counterparty credit risk[1]	51.9	62.4	4.0	60.0	8.1	186.4
Non-counterparty-related risk[2]	6.2	2.1	0.6	3.4	10.9	23.3
Market risk	1.1	0.0	0.0	5.7	1.0	7.8
Operational risk	32.8	7.2	3.3	23.2	9.3	75.8
Total	92.0	71.7	7.9	92.3	29.4	293.3

	30.9.21 vs 30.6.21
Credit and counterparty credit risk[1]	3.3	(0.3)	(0.3)	1.0	(1.1)	2.6
Non-counterparty-related risk[2]	0.0	0.0	0.0	0.0	0.4	0.3
Market risk	0.5	0.0	0.0	5.2	0.5	6.2
Operational risk	0.0	0.0	0.0	0.0	0.0	0.0
Total	3.7	(0.3)	(0.3)	6.2	(0.1)	9.1

1 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book, investments in funds and securitization exposures in the banking book.    2 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences (30 September 2021: USD 10.8 billion; 30 June 2021: USD 10.4 billion), property, equipment, software and other items (30 September 2021: USD 12.8 billion; 30 June 2021: USD 12.9 billion).

Risk, capital, liquidity and funding, and balance sheet | Capital management

Leverage ratio denominator

During the third quarter of 2021, LRD increased by USD 5 billion to USD 1,045 billion, reflecting an increase in asset size and other movements of USD 12 billion, partly offset by a decrease due to currency effects of USD 7 billion.

Movement in leverage ratio denominator by key driver
USD billion	LRD as of 30.6.21	Currency effects	Asset size and other	LRD as of 30.9.21
On-balance sheet exposures (excluding derivative exposures and SFTs)[1]	801.5	(5.5)	18.4	814.4
Derivative exposures	97.7	(0.9)	3.6	100.4
Securities financing transactions	121.5	(0.8)	(10.5)	110.3
Off-balance sheet items	31.1	(0.2)	0.4	31.3
Deduction items	(12.0)	0.0	0.4	(11.6)
Total	1,039.9	(7.4)	12.4	1,044.9

1 The exposures exclude derivative financial instruments, cash collateral receivables on derivative instruments, receivables from SFTs, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to SFTs. These exposures are presented separately under Derivative exposures and Securities financing transactions in this table.

The LRD movements described below exclude currency effects.

On-balance sheet exposures increased by USD 18 billion, mainly driven by higher central bank balances in Group Treasury and trading assets in the Investment Bank, as well as an increase in lending balances in Global Wealth Management, partly offset by lower high-quality liquid asset (HQLA) securities.

Derivative exposures increased by USD 4 billion, mainly reflecting higher client volumes and market-driven movements in the Investment Bank.

Securities financing transactions (SFTs) decreased by USD 10 billion, mainly due to excess cash reinvestment trade roll-offs and a reduction in collateral sourcing requirements in Group Treasury, as well as lower brokerage receivables and a decrease in borrowing activities in the Investment Bank.

›     Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements

Leverage ratio denominator by business division and Group Functions
USD billion	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
	30.9.21
Total IFRS assets	387.1	218.4	25.2	345.5	112.6	1,088.8
Difference in scope of consolidation[1]	(0.1)	0.0	(21.1)	(0.1)	0.1	(21.3)
Less: derivative exposures and SFTs[2]	(27.4)	(12.3)	(0.1)	(161.2)	(52.0)	(253.0)
On-balance sheet exposures	359.6	206.0	4.0	184.2	60.6	814.4
Derivative exposures	7.0	2.0	0.0	86.1	5.3	100.4
Securities financing transactions	23.5	11.0	0.1	46.8	28.9	110.3
Off-balance sheet items	6.6	16.7	0.0	7.7	0.3	31.3
Items deducted from Swiss SRB tier 1 capital	(5.3)	(0.2)	(1.2)	(0.2)	(4.7)	(11.6)
Total	391.3	235.6	2.8	324.6	90.5	1,044.9

	30.6.21
Total IFRS assets	375.1	222.0	29.5	343.9	116.1	1,086.5
Difference in scope of consolidation[1]	(0.1)	0.0	(22.3)	0.0	0.1	(22.3)
Less: derivative exposures and SFTs[2]	(29.3)	(15.1)	(0.7)	(162.7)	(54.9)	(262.7)
On-balance sheet exposures	345.6	206.9	6.5	181.3	61.3	801.5
Derivative exposures	6.7	2.5	0.0	82.4	6.1	97.7
Securities financing transactions	25.4	13.4	0.7	53.5	28.5	121.5
Off-balance sheet items	6.8	16.0	0.0	8.0	0.3	31.1
Items deducted from Swiss SRB tier 1 capital	(5.3)	(0.2)	(1.3)	(0.2)	(5.0)	(12.0)
Total	379.2	238.7	6.0	324.9	91.2	1,039.9

	30.9.21 vs 30.6.21
Total IFRS assets	12.1	(3.6)	(4.3)	1.6	(3.6)	2.3
Difference in scope of consolidation[1]	0.0	0.0	1.1	(0.2)	0.0	0.9
Less: derivative exposures and SFTs[2]	1.9	2.7	0.7	1.5	2.9	9.7
On-balance sheet exposures	14.0	(0.9)	(2.5)	2.9	(0.7)	12.9
Derivative exposures	0.3	(0.5)	0.0	3.7	(0.7)	2.7
Securities financing transactions	(1.9)	(2.4)	(0.7)	(6.7)	0.4	(11.2)
Off-balance sheet items	(0.2)	0.7	0.0	(0.2)	0.0	0.2
Items deducted from Swiss SRB tier 1 capital	0.0	0.0	0.0	0.0	0.4	0.4
Total	12.1	(3.0)	(3.1)	(0.3)	(0.7)	5.0

1 Represents the difference between the IFRS and the regulatory scope of consolidation, which is the applicable scope for the LRD calculation.    2 The exposures consist of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from SFTs, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to SFTs, all of which are in accordance with the regulatory scope of consolidation. These exposures are presented separately under Derivative exposures and Securities financing transactions in this table.

Risk, capital, liquidity and funding, and balance sheet | Capital management

Equity attribution and return on attributed equity

Under our equity attribution framework, tangible equity is attributed based on a weighting of 50% each for average risk-weighted assets (RWA) and average leverage ratio denominator (LRD), which both include resource allocations from Group Functions to the business divisions (the BDs). Average RWA and LRD are converted to common equity tier 1 (CET1) capital equivalents using capital ratios of 12.5% and 3.75%, respectively. If the attributed tangible equity calculated under the weighted-driver approach is less than the CET1 capital equivalent of risk-based capital (RBC) for any BD, the CET1 capital equivalent of RBC is used as a floor for that BD.

In addition to tangible equity, we allocate equity to the BDs to support goodwill and intangible assets.

Furthermore, we allocate to the BDs attributed equity related to certain CET1 deduction items, such as compensation-related components and expected losses on the advanced internal ratings-based portfolio, less general provisions.

We attribute all remaining Basel III capital deduction items to Group Functions. These items include deferred tax assets (DTAs) recognized for tax loss carry-forwards, DTAs on temporary differences in excess of the threshold, accruals for shareholder returns, and unrealized gains from cash flow hedges.

›     Refer to the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2020 for more information about the equity attribution framework

›     Refer to the “Balance sheet and off-balance sheet” section of this report for more information about movements in equity attributable to shareholders

Average attributed equity
	For the quarter ended			Year-to-date
USD billion	30.9.21	30.6.21	30.9.20	30.9.21	30.9.20
Global Wealth Management	19.0	18.5	17.4	18.6	16.8
Personal & Corporate Banking	9.2	9.1	9.0	9.1	8.8
Asset Management	1.9	2.1	2.0	2.1	1.9
Investment Bank	12.7	13.0	12.7	12.9	12.6
Group Functions	16.8	15.7	17.2	16.2	17.2
of which: deferred tax assets[1]	5.8	6.1	6.7	6.1	6.8
of which: related to retained RWA and LRD[2,3]	3.2	3.1	3.5	3.2	3.4
of which: accruals for shareholder returns and others[4]	7.8	6.4	6.9	6.9	6.9
Average equity attributed to business divisions and Group Functions	59.5	58.4	58.2	58.9	57.3

1 Includes average attributed equity related to the Basel III capital deduction items for deferred tax assets (deferred tax assets recognized for tax loss carry-forwards and deferred tax assets on temporary differences, excess over threshold), as well as retained RWA and LRD related to deferred tax assets.    2 Excludes average attributed equity related to retained RWA and LRD related to deferred tax assets.    3 The temporary exemption that applied from 25 March 2020 until 1 January 2021 and that was granted by FINMA in connection with COVID-19 was not applied when calculating average attributed equity for the respective periods in 2020. Refer to the “Regulatory and legal developments” section of our Annual Report 2020 for more information.    4 Includes attributed equity related to dividend accruals, share repurchase reserves built up in 2020, unrealized gains from cash flow hedges, and a balancing item for capital held in excess of the 12.5% / 3.75% capital and leverage ratio calibration thresholds for equity attribution.

Return on attributed equity[1]
	For the quarter ended			Year-to-date
USD billion	30.9.21	30.6.21	30.9.20	30.9.21	30.9.20
Global Wealth Management	31.9	27.9	24.3	30.2	25.0
Personal & Corporate Banking	20.8	21.8	14.9	19.9	13.7
Asset Management	46.3	49.0	147.5	45.2	74.0
Investment Bank	26.4	20.6	19.9	19.9	20.7
1 Return on attributed equity for Group Functions is not shown, as it is not meaningful.

Liquidity and funding management

Strategy, objectives and governance

This section provides liquidity and funding management information and should be read in conjunction with “Liquidity and funding management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2020, which provides more information about the Group’s strategy, objectives and governance in connection with liquidity and funding management.

Liquidity coverage ratio
USD billion, except where indicated	Average 3Q21[1]	Average 2Q21[1]
High-quality liquid assets	231	232
Net cash outflows	147	149
Liquidity coverage ratio (%)[2]	157	156

1 Calculated based on an average of 65 data points in the third quarter of 2021 and 64 data points in the second quarter of 2021.    2 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.

Liquidity coverage ratio

The UBS Group quarterly average liquidity coverage ratio (LCR) increased 1 percentage point to 157%, remaining above the prudential requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA). The increase in average LCR was driven by a decrease in average total net cash outflows of USD 2 billion to USD 147 billion, mainly due to decreases in outflows from secured financing transactions. Average high-quality liquid assets (HQLA) decreased by USD 1 billion to USD 231 billion, driven by an increase in assets subject to local transfer restrictions.

›     Refer to our 30 September 2021 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, and to “Liquidity and funding management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2020 for more information about LCR

Net stable funding ratio

As of 30 September 2021, our net stable funding ratio (NSFR) was 118%, an increase of 3 percentage points compared with the estimated pro forma NSFR as of 30 June 2021. This reflected a USD 3 billion increase in available stable funding, mainly driven by an increase in customer deposits. Required stable funding decreased by USD 9 billion, mainly due to calculation refinements related to securities and derivatives.

The NSFR regulation was finalized in the fourth quarter of 2020 with the release of the revised FINMA Circular 2015/2 “Liquidity risks – banks.” Our NSFR disclosure is based on the final regulation, which became effective on 1 July 2021.

›     Refer to our 30 September 2021 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, and to “Liquidity and funding management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2020 for more information about NSFR

Net stable funding ratio
USD billion, except where indicated	30.9.21	30.6.21[1]
Available stable funding	559	556
Required stable funding	473	482
Net stable funding ratio (%)	118	115
1 Prior-period “Net stable funding ratio” is based on estimated pro forma reporting.

Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet

Balance sheet and off-balance sheet

Strategy, objectives and governance

This section provides balance sheet and off-balance sheet information and should be read in conjunction with “Balance sheet and off-balance sheet” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2020, which provides more information about the Group’s balance sheet and off-balance sheet positions.

Balances disclosed in this report represent quarter-end positions, unless indicated otherwise. Intra-quarter balances fluctuate in the ordinary course of business and may differ from quarter-end positions.

Balance sheet assets (30 September 2021 vs 30 June 2021)

Total assets increased by USD 2 billion to USD 1,089 billion as of 30 September 2021.

Cash and balances at central banks increased by USD 14 billion, mainly driven by net roll-offs of securities financing transactions, higher customer deposits, and disposals of high-quality liquid asset (HQLA) securities. Trading portfolio assets increased by USD 3 billion, mainly due to higher inventory levels held to hedge client positions in our Financing business in the Investment Bank. Derivatives and cash collateral receivables on derivative instruments increased by USD 1 billion, mainly in our Financing business.

These increases were largely offset by a decrease in Securities financing transactions at amortized cost of USD 9 billion, predominantly reflecting net roll-offs of positions in the quarter. Other financial assets measured at amortized cost and fair value decreased by USD 3 billion, mainly driven by disposals in the HQLA portfolio. Brokerage receivables decreased by USD 2 billion due to lower lending. Non-financial assets and financial assets for unit-linked investment contracts decreased by USD 2 billion, mainly reflecting market-driven decreases and net new money outflows from unit-linked investment contracts in Asset Management.

›     Refer to the “Consolidated financial statements” section of this report for more information

Assets
	As of		% change from
USD billion	30.9.21	30.6.21	30.6.21
Cash and balances at central banks	174.5	160.7	9
Lending[1]	406.7	406.6	0
Securities financing transactions at amortized cost	74.5	83.5	(11)
Trading portfolio[2]	125.5	122.5	2
Derivatives and cash collateral receivables on derivative instruments	152.8	151.4	1
Brokerage receivables	20.7	23.0	(10)
Other financial assets measured at amortized cost and fair value[3]	75.5	78.3	(4)
Non-financial assets and financial assets for unit-linked investment contracts	58.5	60.5	(3)
Total assets	1,088.8	1,086.5	0

1 Consists of loans and advances to customers and banks.    2 Consists of financial assets at fair value held for trading.    3 Consists of financial assets at fair value not held for trading, financial assets measured at fair value through other comprehensive income and other financial assets measured at amortized cost, but excludes financial assets for unit-linked investment contracts.

Balance sheet liabilities (30 September 2021 vs 30 June 2021)

Total liabilities increased by USD 1 billion to USD 1,028 billion as of 30 September 2021.

Brokerage payables increased by USD 6 billion, mainly in our Financing business in the Investment Bank, with lower lending resulting in a decrease in netting effects. Customer deposits increased by USD 4 billion, reflecting higher levels of cash held by clients mainly in Global Wealth Management Americas, partly offset by currency effects. Trading portfolio liabilities increased by USD 1 billion, driven by the Investment Bank, mainly reflecting an increase in short positions ahead of the Japanese dividend season.

These increases were largely offset by a USD 6 billion decrease in short-term borrowings, mainly driven by net maturities of commercial paper in Group Treasury and other short-term debt in Global Wealth Management, as well as lower amounts due to banks in Personal & Corporate Banking. In addition, debt issued designated at fair value and long-term debt issued measured at amortized cost decreased by USD 5 billion, mainly reflecting net redemptions and market-driven movements on debt measured at fair value in our Derivatives & Solutions business in the Investment Bank, as well as the call of one high-trigger loss-absorbing additional tier 1 capital instrument in Group Treasury.

The “Liabilities by product and currency” table in this section provides more information about our funding sources.

›     Refer to “Bondholder information” at ubs.com/investors  for more information about capital and senior debt instruments

›     Refer to the “Consolidated financial statements” section of this report for more information

Equity (30 September 2021 vs 30 June 2021)

Equity attributable to shareholders increased by USD 1,454 million to USD 60,219 million as of 30 September 2021.

The increase of USD 1,454 million was mainly driven by total comprehensive income attributable to shareholders of positive USD 1,683 million, reflecting net profit of USD 2,279 million and negative other comprehensive income (OCI) of USD 596 million. OCI mainly included negative cash flow hedge OCI of USD 316 million, negative OCI related to foreign currency translation of USD 156 million, and negative OCI related to own credit of USD 98 million. In addition, share premium increased by USD 297 million, mainly reflecting an increase of USD 155 million related to the launch of our new operational partnership entity with Sumitomo Mitsui Trust Holdings, Inc., as well as USD 155 million related to the amortization of deferred share-based compensation awards.

These increases were partly offset by net treasury share activity, which decreased equity by USD 525 million. This was mainly due to repurchases of USD 600 million of shares under our 2021–2024 share repurchase program.

›     Refer to the “Recent developments” section of this report for more information about the partnership with Sumitomo Mitsui Trust Holdings, Inc.

›     Refer to the “Group performance” and “Consolidated financial statements” sections of this report for more information

›     Refer to the “Share information and earnings per share” section of this report for more information about the share repurchase program

Liabilities and equity
	As of		% change from
USD billion	30.9.21	30.6.21	30.6.21
Short-term borrowings[1]	51.8	57.3	(10)
Securities financing transactions at amortized cost	5.3	6.0	(12)
Customer deposits	517.7	513.3	1
Debt issued designated at fair value and long-term debt issued measured at amortized cost[2]	167.1	172.3	(3)
Trading portfolio[3]	34.6	33.3	4
Derivatives and cash collateral payables on derivative instruments	154.2	153.9	0
Brokerage payables	45.6	39.1	16
Other financial liabilities measured at amortized cost and fair value[4]	18.7	18.6	1
Non-financial liabilities and financial liabilities related to unit-linked investment contracts	33.2	33.6	(1)
Total liabilities	1,028.2	1,027.5	0
Share capital	0.3	0.3	0
Share premium	15.8	15.5	2
Treasury shares	(3.8)	(3.3)	16
Retained earnings	42.3	40.1	5
Other comprehensive income[5]	5.6	6.1	(8)
Total equity attributable to shareholders	60.2	58.8	2
Equity attributable to non-controlling interests	0.3	0.3	17
Total equity	60.6	59.0	3
Total liabilities and equity	1,088.8	1,086.5	0

1 Consists of short-term debt issued measured at amortized cost and amounts due to banks.    2 The classification of debt issued measured at amortized cost into short-term and long-term is based on original contractual maturity and therefore long-term debt also includes debt with a remaining time to maturity of less than one year. This classification does not consider any early redemption features.    3 Consists of financial liabilities at fair value held for trading.    4 Consists of other financial liabilities measured at amortized cost and other financial liabilities designated at fair value, but excludes financial liabilities related to unit-linked investment contracts.    5 Excludes other comprehensive income related to defined benefit plans and own credit, which is recorded directly in Retained earnings.

Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet

Liabilities by product and currency
	USD billion		As a percentage of total liabilities
	All currencies		All currencies		USD		CHF		EUR		Other
	30.9.21	30.6.21	30.9.21	30.6.21	30.9.21	30.6.21	30.9.21	30.6.21	30.9.21	30.6.21	30.9.21	30.6.21
Short-term borrowings	51.8	57.3	5.0	5.6	2.6	3.0	0.5	0.6	0.6	0.8	1.4	1.3
of which: due to banks	13.3	14.6	1.3	1.4	0.3	0.4	0.5	0.5	0.1	0.1	0.4	0.4
of which: short-term debt issued[1]	38.5	42.7	3.7	4.2	2.3	2.6	0.0	0.0	0.5	0.7	0.9	0.9
Securities financing transactions at amortized cost	5.3	6.0	0.5	0.6	0.5	0.5	0.0	0.0	0.0	0.0	0.0	0.0
Customer deposits	517.7	513.3	50.3	50.0	22.4	21.2	18.3	18.8	5.0	5.3	4.6	4.6
of which: demand deposits	245.6	244.2	23.9	23.8	9.1	8.5	6.8	7.0	4.3	4.5	3.7	3.8
of which: retail savings / deposits	223.6	220.7	21.7	21.5	10.0	9.4	11.2	11.6	0.5	0.5	0.0	0.0
of which: time deposits	33.6	32.9	3.3	3.2	2.3	2.2	0.2	0.2	0.0	0.0	0.8	0.8
of which: fiduciary deposits	14.8	15.5	1.4	1.5	1.1	1.1	0.1	0.1	0.2	0.2	0.0	0.1
Debt issued designated at fair value and long-term debt issued measured at amortized cost[2]	167.1	172.3	16.2	16.8	9.6	9.5	1.7	1.7	3.4	3.9	1.6	1.7
Trading portfolio	34.6	33.3	3.4	3.2	1.1	1.4	0.1	0.1	0.8	0.8	1.4	0.9
Derivatives and cash collateral payables on derivative instruments	154.2	153.9	15.0	15.0	12.2	12.2	0.3	0.2	1.5	1.6	1.1	1.0
Brokerage payables	45.6	39.1	4.4	3.8	3.3	2.8	0.0	0.0	0.3	0.2	0.8	0.7
Other financial liabilities measured at amortized cost and fair value[3]	18.7	18.6	1.8	1.8	0.9	1.0	0.2	0.2	0.4	0.3	0.3	0.3
Non-financial liabilities and financial liabilities related to unit-linked investment contracts	33.2	33.6	3.2	3.3	0.5	0.5	0.2	0.2	0.2	0.2	2.3	2.4
Total liabilities	1,028.2	1,027.5	100.0	100.0	53.2	52.2	21.2	21.9	12.2	13.1	13.4	12.9

1 Short-term debt issued consists of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market paper.    2 The classification of debt issued measured at amortized cost into short-term and long-term is based on original contractual maturity and therefore long-term debt also includes debt with a remaining time to maturity of less than one year. This classification does not consider any early redemption features.    3 Consists of other financial liabilities measured at amortized cost and other financial liabilities designated at fair value, but excludes financial liabilities related to unit-linked investment contracts.

Off-balance sheet (30 September 2021 vs 30 June 2021)

Guarantees increased by USD 2 billion, mainly in Group Treasury, as well as in Personal & Corporate Banking related to guarantees issued to corporate clients. Forward starting reverse repurchase agreements and forward starting repurchase agreements decreased by USD 5 billion and USD 1 billion, respectively, primarily in Group Treasury, reflecting fluctuations in business division activity in short-dated securities financing transactions. Loan commitments and committed unconditionally revocable credit lines were broadly unchanged as of 30 September 2021 compared with 30 June 2021.

Off-balance sheet
	As of		% change from
USD billion	30.9.21	30.6.21	30.6.21
Guarantees[1,2]	17.2	15.6	10
Loan commitments[1,3]	38.1	37.8	1
Committed unconditionally revocable credit lines	39.1	38.8	1
Forward starting reverse repurchase agreements[3]	3.7	8.2	(55)
Forward starting repurchase agreements[3]	0.8	1.8	(58)

1 Guarantees and loan commitments are shown net of sub-participations.    2 Includes guarantees measured at fair value through profit or loss.    3 Derivative loan commitments, as well as forward starting repurchase and reverse repurchase agreements, measured at fair value through profit or loss are not included. Refer to “Note 9 Derivative instruments” in the “Consolidated financial statements” section of this report for more information.

Share information and earnings per share

UBS Group AG shares are listed on the SIX Swiss Exchange (SIX). They are also listed on the New York Stock Exchange (the NYSE) as global registered shares. Each share has a nominal value of CHF 0.10 per share. Shares issued were unchanged in the third quarter of 2021.

We held 257 million shares as of 30 September 2021, of which 138 million shares are primarily held to hedge our share delivery obligations related to employee share-based compensation and participation plans. The remaining 119 million shares were acquired under our 2021–2024 share repurchase program for cancelation purposes.

Treasury shares held increased by 31 million shares in the third quarter of 2021. This largely reflected repurchases of 36.1 million shares under our 2021–2024 program.

Shares acquired under our 2021–2024 program totaled 119 million as of 30 September 2021 for a total acquisition cost of CHF 1,741 million (USD 1,900 million). Under this program, we intend to repurchase up to USD 0.6 billion of shares during the fourth quarter of 2021.

›     Refer to the “Return on equity and CET1 capital” table in the “Group performance” section of this report for more information about equity attributable to shareholders and tangible equity attributable to shareholders

	As of or for the quarter ended			As of or year-to-date
	30.9.21	30.6.21	30.9.20	30.9.21	30.9.20

Basic and diluted earnings (USD million)
Net profit / (loss) attributable to shareholders for basic EPS	2,279	2,006	2,093	6,109	4,921
Less: (profit) / loss on own equity derivative contracts	0	(1)	(1)	(2)	(1)
Net profit / (loss) attributable to shareholders for diluted EPS	2,279	2,005	2,093	6,108	4,920

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS[1]	3,463,572,205	3,502,478,236	3,587,340,552	3,501,490,976	3,587,905,206
Effect of dilutive potential shares resulting from notional employee shares, in-the-money options and warrants outstanding[2]	141,509,280	138,873,741	128,915,499	143,658,122	116,748,320
Weighted average shares outstanding for diluted EPS	3,605,081,485	3,641,351,977	3,716,256,051	3,645,149,098	3,704,653,526

Earnings per share
Basic earnings per share (USD)	0.66	0.57	0.58	1.74	1.37
Basic earnings per share (CHF)[3]	0.60	0.52	0.53	1.59	1.29
Diluted earnings per share (USD)	0.63	0.55	0.56	1.68	1.33
Diluted earnings per share (CHF)[3]	0.58	0.50	0.52	1.53	1.25

Shares outstanding and potentially dilutive instruments
Shares issued	3,702,422,995	3,702,422,995	3,859,055,395	3,702,422,995	3,859,055,395
Treasury shares[4]	256,853,565	225,877,281	271,111,411	256,853,565	271,111,411
of which: related to share repurchase program 2018–2021			148,975,800		148,975,800
of which: related to share repurchase program 2021–2024	119,201,773	83,090,525		119,201,773
Shares outstanding	3,445,569,430	3,476,545,714	3,587,943,984	3,445,569,430	3,587,943,984
Potentially dilutive instruments[5]	14,796,870	10,459,279	29,833,221	13,846,870	30,586,967

Other key figures
Total book value per share (USD)	17.48	16.90	16.57	17.48	16.57
Tangible book value per share (USD)	15.62	15.05	14.78	15.62	14.78
Share price (USD)[6]	16.09	15.31	11.18	16.09	11.18
Market capitalization (USD million)	55,423	53,218	40,113	55,423	40,113

1 The weighted average shares outstanding for basic EPS are calculated by taking the number of shares at the beginning of the period, adjusted by the number of shares acquired or issued during the period, multiplied by a time-weighted factor for the period outstanding. As a result, balances are affected by the timing of acquisitions and issuances during the period.    2 The weighted average number of shares for notional employee awards with performance conditions reflects all potentially dilutive shares that are expected to vest under the terms of the awards.    3 Basic and diluted earnings per share in Swiss francs are calculated based on a translation of net profit / (loss) under our US dollar presentation currency.    4 Based on a settlement date view.    5 Reflects potential shares that could dilute basic earnings per share in the future, but were not dilutive for the periods presented. It mainly includes equity derivative contracts.    6 Represents the share price as listed on the SIX Swiss Exchange, translated to US dollars using the closing exchange rate as of the respective date.

Ticker symbols UBS Group AG

Trading exchange	SIX / NYSE	Bloomberg	Reuters
SIX Swiss Exchange	UBSG	UBSG SW	UBSG.S
New York Stock Exchange	UBS	UBS UN	UBS.N

Security identification codes
ISIN	CH0244767585
Valoren	24 476 758
CUSIP	CINS H42097 10 7

Consolidated financial statements

Unaudited

Table of contents

UBS Group AG interim consolidated financial statements (unaudited)

55	Income statement
56	Statement of comprehensive income
58	Balance sheet
60	Statement of changes in equity
62	Statement of cash flows

64	1 Basis of accounting and other financial reporting effects
66	2 Segment reporting
67	3 Net interest income
67	4 Net fee and commission income
68	5 Personnel expenses
68	6 General and administrative expenses
68	7 Expected credit loss measurement
74	8 Fair value measurement
83	9 Derivative instruments
84	10 Other assets and liabilities
85	11 Debt issued designated at fair value
86	12 Debt issued measured at amortized cost
87	13 Interest rate benchmark reform
90	14 Provisions and contingent liabilities
96	15 Currency translation rates

UBS AG interim consolidated financial information (unaudited)

97	Comparison between UBS Group AG consolidated and UBS AG consolidated

UBS Group AG interim consolidated financial statements (unaudited)

Income statement
		For the quarter ended			Year-to-date
USD million	Note	30.9.21	30.6.21	30.9.20	30.9.21	30.9.20
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	3	2,178	2,106	2,111	6,381	6,699
Interest expense from financial instruments measured at amortized cost	3	(822)	(836)	(912)	(2,491)	(3,390)
Net interest income from financial instruments measured at fair value through profit or loss	3	338	357	318	1,044	930
Net interest income	3	1,693	1,628	1,517	4,934	4,240
Other net income from financial instruments measured at fair value through profit or loss		1,697	1,479	1,769	4,485	5,507
Credit loss (expense) / release	7	14	80	(89)	121	(628)
Fee and commission income	4	6,119	6,041	5,211	18,330	15,418
Fee and commission expense	4	(510)	(484)	(440)	(1,472)	(1,316)
Net fee and commission income	4	5,610	5,557	4,771	16,858	14,103
Other income		115	233	967	412	1,052
Total operating income		9,128	8,976	8,935	26,810	24,273
Personnel expenses	5	4,598	4,772	4,631	14,170	13,235
General and administrative expenses	6	1,148	1,103	1,173	3,340	3,369
Depreciation and impairment of property, equipment and software		511	500	538	1,520	1,452
Amortization and impairment of goodwill and intangible assets		7	9	15	24	47
Total operating expenses		6,264	6,384	6,357	19,054	18,103
Operating profit / (loss) before tax		2,865	2,593	2,578	7,755	6,169
Tax expense / (benefit)		576	581	485	1,629	1,242
Net profit / (loss)		2,289	2,012	2,094	6,127	4,927
Net profit / (loss) attributable to non-controlling interests		9	6	0	18	6
Net profit / (loss) attributable to shareholders		2,279	2,006	2,093	6,109	4,921

Earnings per share (USD)
Basic		0.66	0.57	0.58	1.74	1.37
Diluted		0.63	0.55	0.56	1.68	1.33

UBS Group AG interim consolidated financial statements (unaudited)

Statement of comprehensive income
	For the quarter ended			Year-to-date
USD million	30.9.21	30.6.21	30.9.20	30.9.21	30.9.20

Comprehensive income attributable to shareholders[1]
Net profit / (loss)	2,279	2,006	2,093	6,109	4,921

Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax	(392)	463	782	(1,391)	961
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax	175	(202)	(343)	681	(397)
Foreign currency translation differences on foreign operations reclassified to the income statement	7	(10)	(7)	(2)	(7)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified to the income statement	0	8	9	7	2
Income tax relating to foreign currency translations, including the impact of net investment hedges	53	(4)	(13)	59	(15)
Subtotal foreign currency translation, net of tax	(156)	255	428	(646)	544
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax	(44)	21	(3)	(154)	223
Realized gains reclassified to the income statement from equity	0	(3)	(13)	(11)	(36)
Realized losses reclassified to the income statement from equity	0	0	0	2	0
Income tax relating to net unrealized gains / (losses)	11	(4)	4	42	(50)
Subtotal financial assets measured at fair value through other comprehensive income, net of tax	(33)	14	(12)	(121)	137
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	(112)	542	(41)	(742)	2,204
Net (gains) / losses reclassified to the income statement from equity	(282)	(268)	(240)	(804)	(515)
Income tax relating to cash flow hedges	77	(51)	52	292	(318)
Subtotal cash flow hedges, net of tax	(316)	222	(229)	(1,254)	1,371
Cost of hedging
Change in fair value of cost of hedging, before tax	1	(24)	(27)	(36)	(38)
Amortization of initial cost of hedging to the income statement	4	7	19	18	26
Income tax relating to cost of hedging	0	0	0	0	0
Subtotal cost of hedging, net of tax	5	(16)	(8)	(18)	(12)
Total other comprehensive income that may be reclassified to the income statement, net of tax	(500)	475	179	(2,037)	2,039

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	10	(21)	46	(146)	(364)
Income tax relating to defined benefit plans	(9)	4	(3)	18	60
Subtotal defined benefit plans, net of tax	2	(17)	44	(128)	(304)
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	(98)	118	(144)	(8)	(82)
Income tax relating to own credit on financial liabilities designated at fair value	0	0	0	0	0
Subtotal own credit on financial liabilities designated at fair value, net of tax	(98)	118	(144)	(8)	(82)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(96)	102	(100)	(136)	(385)

Total other comprehensive income	(596)	576	80	(2,174)	1,654
Total comprehensive income attributable to shareholders	1,683	2,582	2,173	3,935	6,575

Statement of comprehensive income (continued)
	For the quarter ended			Year-to-date
USD million	30.9.21	30.6.21	30.9.20	30.9.21	30.9.20

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	9	6	0	18	6

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	(14)	14	6	(12)	3
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	(14)	14	6	(12)	3
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(14)	14	6	(12)	3
Total comprehensive income attributable to non-controlling interests	(5)	20	7	6	9

Total comprehensive income
Net profit / (loss)	2,289	2,012	2,094	6,127	4,927
Other comprehensive income	(610)	591	86	(2,186)	1,657
of which: other comprehensive income that may be reclassified to the income statement	(500)	475	179	(2,037)	2,039
of which: other comprehensive income that will not be reclassified to the income statement	(110)	116	(93)	(149)	(383)
Total comprehensive income	1,678	2,602	2,180	3,941	6,584
1 Refer to the “Group performance” section of this report for more information.

UBS Group AG interim consolidated financial statements (unaudited)

Balance sheet
USD million	Note	30.9.21	30.6.21	31.12.20

Assets
Cash and balances at central banks		174,478	160,672	158,231
Loans and advances to banks		16,378	16,500	15,444
Receivables from securities financing transactions		74,476	83,494	74,210
Cash collateral receivables on derivative instruments	9	31,654	29,785	32,737
Loans and advances to customers	7	390,369	390,126	379,528
Other financial assets measured at amortized cost	10	27,082	27,143	27,194
Total financial assets measured at amortized cost		714,437	707,720	687,345
Financial assets at fair value held for trading	8	125,471	122,482	125,397
of which: assets pledged as collateral that may be sold or repledged by counterparties		47,683	44,333	47,098
Derivative financial instruments	8, 9	121,189	121,622	159,617
Brokerage receivables	8	20,746	23,010	24,659
Financial assets at fair value not held for trading	8	60,799	65,393	80,364
Total financial assets measured at fair value through profit or loss		328,205	332,507	390,037
Financial assets measured at fair value through other comprehensive income	8	8,397	7,775	8,258
Investments in associates		1,188	1,198	1,557
Property, equipment and software		12,827	12,895	13,109
Goodwill and intangible assets		6,401	6,452	6,480
Deferred tax assets		8,830	8,988	9,212
Other non-financial assets	10	8,489	8,982	9,768
Total assets		1,088,773	1,086,519	1,125,765

Balance sheet (continued)
USD million	Note	30.9.21	30.6.21	31.12.20

Liabilities
Amounts due to banks		13,292	14,615	11,050
Payables from securities financing transactions		5,256	5,972	6,321
Cash collateral payables on derivative instruments	9	33,062	32,193	37,312
Customer deposits		517,697	513,290	524,605
Debt issued measured at amortized cost	12	133,662	139,911	139,232
Other financial liabilities measured at amortized cost	10	9,569	10,189	9,729
Total financial liabilities measured at amortized cost		712,537	716,169	728,250
Financial liabilities at fair value held for trading	8	34,650	33,348	33,595
Derivative financial instruments	8, 9	121,162	121,686	161,102
Brokerage payables designated at fair value	8	45,557	39,129	38,742
Debt issued designated at fair value	8, 11	71,898	75,065	61,243
Other financial liabilities designated at fair value	8, 10	30,248	30,642	30,387
Total financial liabilities measured at fair value through profit or loss		303,515	299,869	325,069
Provisions	14	2,810	2,855	2,828
Other non-financial liabilities	10	9,359	8,576	9,854
Total liabilities		1,028,221	1,027,469	1,066,000

Equity
Share capital		322	322	338
Share premium		15,828	15,531	16,753
Treasury shares		(3,847)	(3,322)	(4,068)
Retained earnings		42,330	40,143	38,776
Other comprehensive income recognized directly in equity, net of tax		5,586	6,091	7,647
Equity attributable to shareholders		60,219	58,765	59,445
Equity attributable to non-controlling interests		333	284	319
Total equity		60,552	59,050	59,765
Total liabilities and equity		1,088,773	1,086,519	1,125,765

UBS Group AG interim consolidated financial statements (unaudited)

Statement of changes in equity
USD million	Share capital	Share premium	Treasury shares	Retained earnings
Balance as of 1 January 2020	338	18,064	(3,326)	34,122
Acquisition of treasury shares			(1,037)[2]
Delivery of treasury shares under share-based compensation plans		(622)	695
Other disposal of treasury shares		(9)	90[2]
Share-based compensation expensed in the income statement		600
Tax (expense) / benefit		16
Dividends		(654)[3]		(654)[3]
Translation effects recognized directly in retained earnings				(28)
Share of changes in retained earnings of associates and joint ventures				(40)
New consolidations / (deconsolidations) and other increases / (decreases)		(73)
Total comprehensive income for the period				4,535
of which: net profit / (loss)				4,921
of which: OCI that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans				(304)
of which: OCI that will not be reclassified to the income statement, net of tax – own credit				(82)
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 30 September 2020	338	17,321	(3,578)	37,936

Balance as of 1 January 2021	338	16,753	(4,068)	38,776
Acquisition of treasury shares			(2,663)[2]
Delivery of treasury shares under share-based compensation plans		(673)	768
Other disposal of treasury shares		5	72[2]
Cancelation of treasury shares related to the 2018–2021 share repurchase program[4]	(16)	(236)	2,044	(1,792)
Share-based compensation expensed in the income statement		501
Tax (expense) / benefit		(56)
Dividends		(651)[3]		(651)[3]
Translation effects recognized directly in retained earnings				23
Share of changes in retained earnings of associates and joint ventures				1
New consolidations / (deconsolidations) and other increases / (decreases)[5]		185
Total comprehensive income for the period				5,973
of which: net profit / (loss)				6,109
of which: OCI that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans				(128)
of which: OCI that will not be reclassified to the income statement, net of tax – own credit				(8)
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 30 September 2021	322	15,828	(3,847)	42,330

1 Excludes other comprehensive income related to defined benefit plans and own credit that is recorded directly in Retained earnings.    2 Includes treasury shares acquired and disposed of by the Investment Bank in its capacity as a market maker with regard to UBS shares and related derivatives, and to hedge certain issued structured debt instruments. These acquisitions and disposals are reported based on the sum of the net monthly movements.    3 Reflects the payment of an ordinary cash dividend of USD 0.37 per dividend-bearing share in April 2021 (2020: USD 0.365 per dividend-bearing share paid in May 2020; a second tranche of the 2020 dividend of USD 0.365 per dividend-bearing share was paid in November 2020). From 2020 onward, Swiss tax law effective 1 January 2020 requires Switzerland-domiciled companies with shares listed on a Swiss stock exchange pay no more than 50% of dividends from capital contribution reserves, with the remainder required to be paid from retained earnings.    4 Reflects the cancelation of 156,632,400 shares purchased under UBS’s 2018–2021 share repurchase program as approved by shareholders at the 2021 Annual General Meeting. For shares repurchased from 2020 onward, Swiss tax law effective 1 January 2020 requires Switzerland-domiciled companies with shares listed on a Swiss stock exchange reduce capital contribution reserves by at least 50% of the total capital reduction amount exceeding the nominal value upon cancelation of the shares.    5 Includes the effects related to the launch of UBS’s new operational partnership entity with Sumitomo Mitsui Trust Holdings, Inc. Refer to the “Recent developments” section of this report for more information.

Other comprehensive income recognized directly in equity, net of tax[1]	of which: foreign currency translation	of which: financial assets measured at fair value through OCI	of which: cash flow hedges	of which: cost of hedging	Total equity attributable to shareholders	Non-controlling interests	Total equity
5,303	4,028	14	1,260		54,501	174	54,675
					(1,037)		(1,037)
					72		72
					81		81
					600		600
					16		16
					(1,308)	(4)	(1,312)
28		0	28		0		0
					(40)		(40)
65	65				(8)	113	105
2,039	544	137	1,371	(12)	6,575	9	6,584
					4,921	6	4,927
2,039	544	137	1,371	(12)	2,039		2,039
					(304)		(304)
					(82)		(82)
					0	3	3
7,435	4,637	151	2,659	(12)	59,451	293	59,744

7,647	5,188	151	2,321	(13)	59,445	319	59,765
					(2,663)		(2,663)
					96		96
					77		77
					0		0
					501		501
					(56)		(56)
					(1,301)	(4)	(1,305)
(23)		0	(23)	0	0		0
					1		1
					185	11	196
(2,037)	(646)	(121)	(1,254)	(18)	3,935	6	3,941
					6,109	18	6,127
(2,037)	(646)	(121)	(1,254)	(18)	(2,037)		(2,037)
					(128)		(128)
					(8)		(8)
					0	(12)	(12)
5,586	4,543	30	1,044	(30)	60,219	333	60,552

UBS Group AG interim consolidated financial statements (unaudited)

Statement of cash flows
	Year-to-date
USD million	30.9.21	30.9.20

Cash flow from / (used in) operating activities
Net profit / (loss)	6,127	4,927
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property, equipment and software	1,520	1,452
Amortization and impairment of goodwill and intangible assets	24	47
Credit loss expense / (release)	(121)	628
Share of net profits of associates and joint ventures and impairment related to associates	(72)	(71)
Deferred tax expense / (benefit)	429	328
Net loss / (gain) from investing activities	(322)	(842)
Net loss / (gain) from financing activities	(217)	(4,006)
Other net adjustments	5,407	(1,799)
Net change in operating assets and liabilities:
Loans and advances to banks and amounts due to banks	2,626	2,729
Securities financing transactions	(1,926)	2,478
Cash collateral on derivative instruments	(3,171)	(1,402)
Loans and advances to customers	(22,677)	(23,762)
Customer deposits	7,484	23,815
Financial assets and liabilities at fair value held for trading and derivative financial instruments	(3,787)	29,644
Brokerage receivables and payables	10,715	(1,264)
Financial assets at fair value not held for trading, other financial assets and liabilities	18,106	1,759
Provisions, other non-financial assets and liabilities	1,909	(435)
Income taxes paid, net of refunds	(760)	(719)
Net cash flow from / (used in) operating activities	21,292	33,508

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(1)	(29)
Disposal of subsidiaries, associates and intangible assets[1]	564	674
Purchase of property, equipment and software	(1,354)	(1,329)
Disposal of property, equipment and software	268	358
Purchase of financial assets measured at fair value through other comprehensive income	(3,118)	(5,506)
Disposal and redemption of financial assets measured at fair value through other comprehensive income	2,798	3,121
Net (purchase) / redemption of debt securities measured at amortized cost	223	(4,565)
Net cash flow from / (used in) investing activities	(622)	(7,275)

Statement of cash flows (continued)
	Year-to-date
USD million	30.9.21	30.9.20

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	(7,717)	14,944
Net movements in treasury shares and own equity derivative activity	(2,511)	(888)
Distributions paid on UBS shares	(1,301)	(1,308)
Issuance of debt designated at fair value and long-term debt measured at amortized cost	80,801	64,723
Repayment of debt designated at fair value and long-term debt measured at amortized cost	(65,458)	(64,452)
Net cash flows from other financing activities	(145)	(426)
Net cash flow from / (used in) financing activities	3,668	12,593

Total cash flow
Cash and cash equivalents at the beginning of the period	173,531	119,873
Net cash flow from / (used in) operating, investing and financing activities	24,338	38,826
Effects of exchange rate differences on cash and cash equivalents	(6,896)	5,594
Cash and cash equivalents at the end of the period[2]	190,973	164,293
of which: cash and balances at central banks[3]	174,350	149,052
of which: loans and advances to banks	15,044	13,285
of which: money market paper	1,579	1,957

Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash	8,285	9,169
Interest paid in cash	3,901	5,452
Dividends on equity investments, investment funds and associates received in cash	1,969	1,590

1 Includes cash proceeds from the sale of UBS’s investment in Clearstream Fund Centre AG (previously Fondcenter AG). UBS’s majority stake was sold in 2020 and the remaining minority investment was sold in the second quarter of 2021.     2 USD 3,823 million and USD 4,250 million of cash and cash equivalents (mainly reflected in Loans and advances to banks) were restricted as of 30 September 2021 and 30 September 2020, respectively. Refer to “Note 23 Restricted and transferred financial assets” in the “Consolidated financial statements” section of the Annual Report 2020 for more information.    3 Includes only balances with an original maturity of three months or less.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Notes to the UBS Group AG interim
consolidated financial statements (unaudited)

Note 1   Basis of accounting and other financial reporting effects

Basis of preparation

The consolidated financial statements (the financial statements) of UBS Group AG and its subsidiaries (together, “UBS” or the “Group”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (the IASB), and are presented in US dollars (USD). These interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim financial statements, the same accounting policies and methods of computation have been applied as in the UBS Group AG consolidated annual financial statements for the period ended 31 December 2020, except for the changes described in this Note. These interim financial statements are unaudited and should be read in conjunction with UBS Group AG’s audited consolidated financial statements in the Annual Report 2020 and the “Management report” sections of this report, including the disclosure of the “Sale of our domestic wealth management business in Spain” post-balance sheet event in “Recent developments.” In the opinion of management, all necessary adjustments were made for a fair presentation of the Group’s financial position, results of operations and cash flows.

Preparation of these interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and differences may be material to the financial statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information about areas of estimation uncertainty that are considered to require critical judgment, refer to “Note 1a Significant accounting policies” in the “Consolidated financial statements” section of the Annual Report 2020.

Amendments to IFRS 9, IAS 39 and IFRS 7 (Interest Rate Benchmark Reform – Phase 2)

On 1 January 2021, UBS adopted Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16), addressing a number of issues in financial reporting areas that arise when interbank offered rates (IBORs) are reformed or replaced.

The amendments provide a practical expedient that permits certain changes in the contractual cash flows of debt instruments attributable to the replacement of IBORs with alternative reference rates (ARRs) to be accounted for prospectively by updating a given instrument’s effective interest rate (EIR), provided (i) the change is necessary as a direct consequence of IBOR reform and (ii) the new basis for determining the contractual cash flows is economically equivalent to the previous basis.

UBS has adopted the amendments, which have no material effect on the Group’s financial statements.

Note 1   Basis of accounting and other financial reporting effects (continued)

Furthermore, the amendments provide various hedge accounting reliefs, with the following expected to benefit UBS.

–      Risk components

The amendments permit UBS to designate an alternative benchmark rate as a non-contractually specified risk component, even if it is not separately identifiable at the date when it is designated, provided UBS can reasonably expect that it will meet the requirements within 24 months of the first designation and the risk component is reliably measurable. As of 30 September 2021, the alternative benchmark rates that UBS has designated as the hedged risk in fair value hedges of interest rate risk related to debt instruments, mortgages and cash flow hedges of forecast transactions were the Secured Overnight Financing Rate (SOFR), the Swiss Average Rate Overnight (SARON) and the Sterling Overnight Index Average (SONIA). The designated notionals were USD 14.2 billion, USD 3.1 billion and USD 0.7 billion, respectively.

–      Hedge designation

Following amendments to the hedge documentation to reflect the change in designation relating to IBOR reform, UBS will continue its hedge relationships provided the other hedge accounting criteria and requirements of the phase 2 amendment are met. As of 30 September 2021, no such changes have been made.

–      Amounts accumulated in the cash flow hedge reserve

Upon changing the hedge designation as set out above, the accumulated amounts in the cash flow hedge reserve are assumed to be based on the alternative benchmark rate. For discontinued hedging relationships, when the interest rate benchmark on which the hedged future cash flows were based is changed as required by IBOR reform, the amount accumulated in the cash flow hedge reserve is also assumed to be based on the alternative benchmark rate for the purpose of assessing whether the hedged future cash flows are still expected to occur. As of 30 September 2021, no such changes have been made.

–      Retrospective effectiveness assessment as applied to hedges designated under IAS 39
Upon the end of the phase 1 relief for effectiveness assessment UBS may elect to reset to zero the cumulative fair value changes of the hedged item and hedging instrument for the purpose of assessing the retrospective effectiveness of a hedging relationship. As of 30 September 2021, no such election has been made.

›     Refer to “Note 25 Hedge accounting” in the “Consolidated financial statements” section of the Annual Report 2020 for details about phase 1 accounting reliefs

The amendments also introduced additional disclosure requirements regarding the Group’s management of the transition to alternative benchmark rates, its progress as at the reporting date and the risks to which it is exposed arising from financial instruments because of the transition.

›     Refer to Note 13 for more information

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 2   Segment reporting

UBS’s businesses are organized globally into four business divisions: Global Wealth Management, Personal & Corporate Banking, Asset Management and the Investment Bank. All four business divisions are supported by Group Functions and qualify as reportable segments for the purpose of segment reporting. Together with Group Functions they reflect the management structure of the Group.

›     Refer to “Note 2 Segment reporting” in the “Consolidated financial statements” section of the Annual Report 2020 for more information about the Group’s reporting segments

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	UBS

For the nine months ended 30 September 2021
Net interest income	3,130	1,577	(11)	318	(81)	4,934
Non-interest income	11,467	1,609	1,907	6,917	(145)	21,754
Income	14,598	3,187	1,896	7,235	(226)	26,689
Credit loss (expense) / release	27	76	0	19	0	121
Total operating income	14,625	3,263	1,895	7,253	(226)	26,810
Total operating expenses	10,405	1,897	1,199	5,337	217	19,054
Operating profit / (loss) before tax	4,220	1,366	696	1,917	(443)	7,755
Tax expense / (benefit)						1,629
Net profit / (loss)						6,127

As of 30 September 2021
Total assets	387,130	218,368	25,202	345,509	112,564	1,088,773

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	UBS

For the nine months ended 30 September 2020
Net interest income	3,016	1,546	(13)	116	(425)	4,240
Non-interest income	9,848	1,392	2,215	7,301	(94)	20,661
Income	12,865	2,938	2,202	7,417	(520)	24,901
Credit loss (expense) / release	(96)	(279)	(2)	(215)	(37)	(628)
Total operating income	12,769	2,658	2,200	7,202	(557)	24,273
Total operating expenses	9,614	1,752	1,146	5,249	342	18,103
Operating profit / (loss) before tax	3,155	907	1,054	1,953	(899)	6,169
Tax expense / (benefit)						1,242
Net profit / (loss)						4,927

As of 31 December 2020
Total assets	367,714	231,657	28,589	369,683	128,122	1,125,765

Note 3  Net interest income

	For the quarter ended			Year-to-date
USD million	30.9.21	30.6.21	30.9.20	30.9.21	30.9.20
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
Interest income from loans and deposits[1]	1,645	1,612	1,586	4,841	5,086
Interest income from securities financing transactions[2]	132	126	150	393	719
Interest income from other financial instruments measured at amortized cost	71	68	86	213	262
Interest income from debt instruments measured at fair value through other comprehensive income	33	16	30	84	83
Interest income from derivative instruments designated as cash flow hedges	297	284	260	849	550
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	2,178	2,106	2,111	6,381	6,699
Interest expense on loans and deposits[3]	128	136	164	401	871
Interest expense on securities financing transactions[4]	299	293	211	850	654
Interest expense on debt issued	370	381	509	1,163	1,781
Interest expense on lease liabilities	25	26	27	78	83
Total interest expense from financial instruments measured at amortized cost	822	836	912	2,491	3,390
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	1,356	1,270	1,199	3,890	3,309
Net interest income from financial instruments measured at fair value through profit or loss
Net interest income from financial instruments at fair value held for trading	202	193	188	595	631
Net interest income from brokerage balances	205	216	176	617	494
Net interest income from securities financing transactions at fair value not held for trading[5]	13	12	13	37	64
Interest income from other financial instruments at fair value not held for trading	68	75	119	238	474
Interest expense on other financial instruments designated at fair value	(150)	(138)	(178)	(444)	(733)
Total net interest income from financial instruments measured at fair value through profit or loss	338	357	318	1,044	930
Total net interest income	1,693	1,628	1,517	4,934	4,240

1 Consists of interest income from cash and balances at central banks, loans and advances to banks and customers, and cash collateral receivables on derivative instruments, as well as negative interest on amounts due to banks, customer deposits, and cash collateral payables on derivative instruments.    2 Includes interest income on receivables from securities financing transactions and negative interest, including fees, on payables from securities financing transactions.    3 Consists of interest expense on amounts due to banks, cash collateral payables on derivative instruments, and customer deposits, as well as negative interest on cash and balances at central banks, loans and advances to banks, and cash collateral receivables on derivative instruments.    4 Includes interest expense on payables from securities financing transactions and negative interest, including fees, on receivables from securities financing transactions.    5 Includes interest expense on securities financing transactions designated at fair value.

Note 4  Net fee and commission income

	For the quarter ended			Year-to-date
USD million	30.9.21	30.6.21	30.9.20	30.9.21	30.9.20
Fee and commission income
Underwriting fees	348	387	296	1,128	752
of which: equity underwriting fees	229	262	184	766	414
of which: debt underwriting fees	119	126	111	362	338
M&A and corporate finance fees	315	330	185	883	520
Brokerage fees	1,016	1,037	970	3,411	3,174
Investment fund fees	1,428	1,405	1,323	4,269	3,815
Portfolio management and related services	2,517	2,426	1,993	7,227	5,864
Other	495	455	445	1,412	1,293
Total fee and commission income[1]	6,119	6,041	5,211	18,330	15,418
of which: recurring	3,952	3,823	3,272	11,395	9,593
of which: transaction-based	2,133	2,176	1,851	6,764	5,623
of which: performance-based	34	42	88	171	202
Fee and commission expense
Brokerage fees paid	53	74	54	195	203
Distribution fees paid	159	153	155	444	456
Other	298	258	231	833	657
Total fee and commission expense	510	484	440	1,472	1,316
Net fee and commission income	5,610	5,557	4,771	16,858	14,103
of which: net brokerage fees	963	963	916	3,216	2,970

1 Reflects third-party fee and commission income for the third quarter of 2021 of USD 3,663 million for Global Wealth Management (second quarter of 2021: USD 3,585 million; third quarter of 2020: USD 3,093 million), USD 429 million for Personal & Corporate Banking (second quarter of 2021: USD 399 million; third quarter of 2020: USD 353 million), USD 815 million for Asset Management (second quarter of 2021: USD 805 million; third quarter of 2020: USD 778 million), USD 1,209 million for the Investment Bank (second quarter of 2021: USD 1,243 million; third quarter of 2020: USD 957 million) and USD 3 million for Group Functions (second quarter of 2021: USD 9 million; third quarter of 2020: USD 31 million).

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 5  Personnel expenses

	For the quarter ended			Year-to-date
USD million	30.9.21	30.6.21	30.9.20	30.9.21	30.9.20
Salaries and variable compensation	2,659	2,945	2,948	8,475	8,206
Financial advisor compensation[1]	1,239	1,183	980	3,592	3,015
Contractors	91	98	96	288	271
Social security	259	241	250	767	689
Post-employment benefit plans	205	173[2]	203	644	642
Other personnel expenses	144	132	155	404	414
Total personnel expenses	4,598	4,772	4,631	14,170	13,235

1 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    2 Includes curtailment gains of USD 59 million, which represent a reduction in the defined benefit obligation related to the Swiss pension plan resulting from a decrease in headcount following restructuring activities.

Note 6  General and administrative expenses

	For the quarter ended			Year-to-date
USD million	30.9.21	30.6.21	30.9.20	30.9.21	30.9.20
Outsourcing costs	225	206	234	632	656
IT expenses	255	256	242	777	694
Consulting, legal and audit fees	124	130	151	354	461
Real estate and logistics costs	162	151	156	464	479
Market data services	102	105	103	309	303
Marketing & communication	53	52	44	148	120
Travel and entertainment	18	13	8	39	67
Litigation, regulatory & similar matters[1]	12	63	41	84	49
Other	197	126	194	534	540
of which: UK and German bank levies	(9)	(11)	0	20	17
Total general and administrative expenses	1,148	1,103	1,173	3,340	3,369
1 Reflects the net increase in / (release of) provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 14 for more information.

Note 7  Expected credit loss measurement

a) Credit loss expense / release

Total net credit loss releases were USD 14 million in the third quarter of 2021, reflecting USD 11 million net credit loss releases related to stage 1 and 2 positions and USD 3 million net credit loss releases related to credit-impaired (stage 3) positions.

The USD 11 million stage 1 and 2 net releases primarily included book size and book quality movements in Global Wealth Management, as well as model changes, mainly in the Investment Bank, largely offset by a net increase in post-model adjustment.

Stage 3 net credit loss releases were USD 3 million, including USD 7 million net expenses in the Investment Bank and USD 8 million net releases in Personal & Corporate Banking, across various corporate lending positions.

Credit loss (expense) / release[1]
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
For the quarter ended 30.9.21
Stages 1 and 2	9	(1)	0	2	0	11
Stage 3	2	8	0	(7)	0	3
Total credit loss (expense) / release	11	7	0	(5)	0	14
1 Refer to the “Group performance” section of this report for year-to-date and comparative total credit loss (expense) / release information.

Note 7  Expected credit loss measurement (continued)

b) Changes to ECL models, scenarios, scenario weights and key inputs

Scenarios

The expected credit loss (ECL) scenarios, along with the related macroeconomic factors, were updated and reviewed in light of the economic and political conditions prevailing in the third quarter of 2021 through a series of governance meetings, with input and feedback from UBS risk and finance experts across the business divisions and regions.

The baseline and severe downside scenarios included several forward-looking assumptions that are slightly less optimistic, compared with those applied in the second quarter of 2021, mainly due to better-than-expected macroeconomic data in the first half of 2021, resulting in improved forecast starting levels.

Effective from the second quarter of 2021, UBS has included an upside scenario and a mild downside scenario in the ECL calculation. The upside scenario assumes that underlying macroeconomic conditions improve and asset values increase substantially.

The mild downside scenario assumes that rising inflation and long-term rates lead to market volatility and a mild global recession.

There were no significant revisions to any scenario during the third quarter of 2021.

The baseline scenario assumptions on a calendar-year basis are included in the table below and are generally more optimistic on a year-to-date basis in 2021 compared with 2020.

Scenario weights and post-model adjustments

UBS kept the scenario weights unchanged for the third quarter of 2021: upside at 5%, baseline at 55%, mild downside at 10% and severe downside at 30%. Given the continued level of uncertainty, with some macro factors slightly improving in the quarter (e.g., Swiss unemployment data), alongside other more adverse developments (e.g., maturing government support measures, new COVID-19 variants and supply chain issues), the post-model adjustment was increased from USD 183 million to USD 219 million. This includes the effects from scenario updates and other developments in the third quarter of 2021 that would otherwise have resulted in ECL releases.

	Baseline
Key parameters	2020	2021	2022
Real GDP growth (annual percentage change)
United States	(3.6)	6.5	6.0
Eurozone	(7.4)	5.1	5.3
Switzerland	(4.5)	3.4	3.0
Unemployment rate (%, annual average)
United States	8.1	5.5	4.4
Eurozone	8.5	8.1	7.7
Switzerland	3.2	3.2	2.9
Real estate (annual percentage change, Q4)
United States	3.4	10.2	2.3
Eurozone	(0.3)	6.0	3.0
Switzerland	4.0	5.0	1.0

Economic scenarios and weights applied

ECL scenario	Assigned weights in %
	30.9.21	30.6.21	31.12.20
Upside	5.0	5.0	0.0
Baseline	55.0	55.0	60.0
Mild downside	10.0	10.0	0.0
Severe downside	30.0	30.0	40.0

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 7  Expected credit loss measurement (continued)

c) ECL-relevant balance sheet and off-balance sheet positions including ECL allowances and provisions

The following tables provide information about financial instruments and certain non-financial instruments that are subject to ECL requirements. For amortized-cost instruments, the carrying amount represents the maximum exposure to credit risk, taking into account the allowance for credit losses. Financial assets measured at fair value through other comprehensive income (FVOCI) are also subject to ECL; however, unlike amortized-cost instruments, the allowance for credit losses for FVOCI instruments does not reduce the carrying amount of these financial assets. Instead, the carrying amount of financial assets measured at FVOCI represents the maximum exposure to credit risk.

In addition to recognized financial assets, certain off-balance sheet and other credit lines are also subject to ECL. The maximum exposure to credit risk for off-balance sheet financial instruments is calculated based on the maximum contractual amounts.

USD million	30.9.21
	Carrying amount¹ / Total exposure				ECL allowances / provisions
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	174,478	174,478	0	0	0	0	0	0
Loans and advances to banks	16,378	16,352	26	0	(9)	(7)	(1)	(1)
Receivables from securities financing transactions	74,476	74,476	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	31,654	31,654	0	0	0	0	0	0
Loans and advances to customers	390,369	370,769	17,789	1,810	(915)	(120)	(153)	(642)
of which: Private clients with mortgages	148,681	139,458	8,453	769	(130)	(27)	(67)	(35)
of which: Real estate financing	42,548	37,915	4,623	10	(60)	(18)	(43)	0
of which: Large corporate clients	13,154	11,502	1,242	410	(229)	(20)	(16)	(194)
of which: SME clients	14,158	11,835	1,804	519	(276)	(18)	(16)	(242)
of which: Lombard	147,273	147,253	0	20	(34)	(6)	0	(28)
of which: Credit cards	1,668	1,299	341	28	(35)	(10)	(9)	(16)
of which: Commodity trade finance	3,384	3,360	7	17	(103)	(5)	0	(97)
Other financial assets measured at amortized cost	27,082	26,311	457	314	(119)	(25)	(11)	(83)
of which: Loans to financial advisors	2,499	1,986	227	287	(96)	(18)	(7)	(72)
Total financial assets measured at amortized cost	714,437	694,041	18,272	2,125	(1,045)	(154)	(164)	(727)
Financial assets measured at fair value through other comprehensive income	8,397	8,397	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	722,834	702,438	18,272	2,125	(1,045)	(154)	(164)	(727)
Off-balance sheet (in scope of ECL)
Guarantees	19,126	17,595	1,364	167	(50)	(17)	(8)	(25)
of which: Large corporate clients	3,586	2,581	884	122	(14)	(3)	(3)	(8)
of which: SME clients	1,320	1,087	187	45	(11)	(1)	(1)	(10)
of which: Financial intermediaries and hedge funds	8,632	8,479	153	0	(16)	(12)	(4)	0
of which: Lombard	2,216	2,215	0	0	(1)	0	0	(1)
of which: Commodity trade finance	2,362	2,362	0	0	(2)	(1)	0	(1)
Irrevocable loan commitments	38,065	35,239	2,716	109	(113)	(70)	(44)	0
of which: Large corporate clients	22,902	20,440	2,428	34	(99)	(63)	(36)	0
Forward starting reverse repurchase and securities borrowing agreements	3,740	3,740	0	0	0	0	0	0
Committed unconditionally revocable credit lines	39,086	35,959	3,063	64	(37)	(28)	(10)	0
of which: Real estate financing	6,981	6,476	506	0	(6)	(5)	(1)	0
of which: Large corporate clients	4,517	3,440	1,054	23	(7)	(4)	(3)	0
of which: SME clients	5,111	4,597	481	33	(14)	(11)	(3)	0
of which: Lombard	8,350	8,350	0	0	0	0	0	0
of which: Credit cards	9,218	8,762	448	8	(6)	(5)	(2)	0
of which: Commodity trade finance	169	169	0	0	0	0	0	0
Irrevocable committed prolongation of existing loans	5,767	5,692	53	22	(2)	(2)	0	0
Total off-balance sheet financial instruments and other credit lines	105,784	98,225	7,196	363	(203)	(116)	(62)	(25)
Total allowances and provisions					(1,248)	(270)	(225)	(752)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Note 7  Expected credit loss measurement (continued)

USD million	30.6.21
	Carrying amount¹ / Total exposure				ECL allowances / provisions
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	160,672	160,672	0	0	0	0	0	0
Loans and advances to banks	16,500	16,457	42	0	(8)	(6)	(1)	(1)
Receivables from securities financing transactions	83,494	83,494	0	0	(3)	(3)	0	0
Cash collateral receivables on derivative instruments	29,785	29,785	0	0	0	0	0	0
Loans and advances to customers	390,126	369,810	18,403	1,913	(950)	(124)	(156)	(670)
of which: Private clients with mortgages	147,827	137,851	9,140	836	(139)	(26)	(76)	(37)
of which: Real estate financing	42,627	37,950	4,663	14	(49)	(17)	(32)	0
of which: Large corporate clients	14,294	12,671	1,229	395	(246)	(20)	(19)	(207)
of which: SME clients	14,116	11,753	1,814	549	(291)	(20)	(19)	(253)
of which: Lombard	146,167	146,135	0	32	(35)	(6)	0	(29)
of which: Credit cards	1,611	1,255	327	28	(34)	(9)	(9)	(16)
of which: Commodity trade finance	3,399	3,345	38	16	(103)	(5)	0	(98)
Other financial assets measured at amortized cost	27,143	26,398	436	309	(124)	(30)	(9)	(86)
of which: Loans to financial advisors	2,415	1,924	197	295	(103)	(23)	(6)	(74)
Total financial assets measured at amortized cost	707,720	686,616	18,882	2,222	(1,085)	(163)	(166)	(757)
Financial assets measured at fair value through other comprehensive income	7,775	7,775	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	715,496	694,392	18,882	2,222	(1,085)	(163)	(166)	(757)
Off-balance sheet (in scope of ECL)
Guarantees	17,457	15,719	1,580	158	(52)	(15)	(9)	(27)
of which: Large corporate clients	3,142	1,995	1,035	112	(13)	(3)	(3)	(7)
of which: SME clients	1,269	1,002	222	46	(13)	(1)	(1)	(12)
of which: Financial intermediaries and hedge funds	7,465	7,257	208	0	(16)	(10)	(5)	0
of which: Lombard	2,166	2,166	0	0	(1)	0	0	(1)
of which: Commodity trade finance	2,372	2,342	30	0	(2)	(1)	0	(1)
Irrevocable loan commitments	37,751	34,505	3,064	181	(118)	(69)	(49)	0
of which: Large corporate clients	22,464	19,621	2,718	125	(103)	(61)	(42)	0
Forward starting reverse repurchase and securities borrowing agreements	8,253	8,253	0	0	0	0	0	0
Committed unconditionally revocable credit lines	38,796	35,201	3,526	68	(36)	(28)	(8)	0
of which: Real estate financing	6,542	6,135	407	0	(5)	(4)	(1)	0
of which: Large corporate clients	4,383	2,924	1,434	25	(7)	(4)	(3)	0
of which: SME clients	5,173	4,498	643	32	(14)	(12)	(2)	0
of which: Lombard	8,632	8,632	0	0	0	0	0	0
of which: Credit cards	9,298	8,825	464	9	(6)	(5)	(2)	0
of which: Commodity trade finance	251	251	0	0	0	0	0	0
Irrevocable committed prolongation of existing loans	5,281	5,260	20	1	(3)	(2)	(1)	0
Total off-balance sheet financial instruments and other credit lines	107,537	98,938	8,191	408	(209)	(114)	(67)	(27)
Total allowances and provisions					(1,294)	(277)	(233)	(784)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 7  Expected credit loss measurement (continued)

USD million	31.12.20
	Carrying amount¹ / Total exposure				ECL allowances / provisions
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	158,231	158,231	0	0	0	0	0	0
Loans and advances to banks	15,444	15,260	184	0	(16)	(9)	(5)	(1)
Receivables from securities financing transactions	74,210	74,210	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	32,737	32,737	0	0	0	0	0	0
Loans and advances to customers	379,528	356,948	20,341	2,240	(1,060)	(142)	(215)	(703)
of which: Private clients with mortgages	148,175	138,769	8,448	959	(166)	(35)	(93)	(39)
of which: Real estate financing	43,429	37,568	5,838	23	(63)	(15)	(44)	(4)
of which: Large corporate clients	15,161	12,658	2,029	474	(279)	(27)	(40)	(212)
of which: SME clients	14,872	11,990	2,254	628	(310)	(19)	(23)	(268)
of which: Lombard	133,850	133,795	0	55	(36)	(5)	0	(31)
of which: Credit cards	1,558	1,198	330	30	(38)	(11)	(11)	(16)
of which: Commodity trade finance	3,269	3,214	43	12	(106)	(5)	0	(101)
Other financial assets measured at amortized cost	27,194	26,377	348	469	(133)	(34)	(9)	(90)
of which: Loans to financial advisors	2,569	1,982	137	450	(108)	(27)	(5)	(76)
Total financial assets measured at amortized cost	687,345	663,763	20,873	2,709	(1,211)	(187)	(229)	(795)
Financial assets measured at fair value through other comprehensive income	8,258	8,258	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	695,603	672,021	20,873	2,709	(1,211)	(187)	(229)	(795)

Off-balance sheet (in scope of ECL)
Guarantees	17,081	14,687	2,225	170	(63)	(14)	(15)	(34)
of which: Large corporate clients	3,710	2,048	1,549	113	(20)	(4)	(5)	(12)
of which: SME clients	1,310	936	326	48	(13)	(1)	(1)	(11)
of which: Financial intermediaries and hedge funds	7,637	7,413	224	0	(17)	(7)	(9)	0
of which: Lombard	641	633	0	8	(2)	0	0	(2)
of which: Commodity trade finance	1,441	1,416	25	0	(2)	(1)	0	0
Irrevocable loan commitments	41,372	36,894	4,374	104	(142)	(74)	(68)	0
of which: Large corporate clients	24,209	20,195	3,950	64	(121)	(63)	(58)	0
Forward starting reverse repurchase and securities borrowing agreements	3,247	3,247	0	0	0	0	0	0
Committed unconditionally revocable credit lines	40,134	35,233	4,792	108	(50)	(29)	(21)	0
of which: Real estate financing	6,328	5,811	517	0	(12)	(5)	(7)	0
of which: Large corporate clients	4,909	2,783	2,099	27	(9)	(2)	(7)	0
of which: SME clients	5,827	4,596	1,169	63	(16)	(12)	(4)	0
of which: Lombard	9,671	9,671	0	0	0	(1)	0	0
of which: Credit cards	8,661	8,220	430	11	(8)	(6)	(2)	0
of which: Commodity trade finance	242	242	0	0	0	0	0	0
Irrevocable committed prolongation of existing loans	3,282	3,277	5	0	(2)	(2)	0	0
Total off-balance sheet financial instruments and other credit lines	105,116	93,337	11,396	382	(257)	(119)	(104)	(34)
Total allowances and provisions					(1,468)	(306)	(333)	(829)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Note 7  Expected credit loss measurement (continued)

The table below provides information about the ECL gross exposure and the ECL coverage ratio for our core loan portfolios (i.e., Loans and advances to customers and  Loans to financial advisors) and relevant off-balance sheet exposures. Cash and balances at central banks, Loans and advances to banks, Receivables from securities financing transactions, Cash collateral receivables on derivative instruments and Financial assets measured at fair value through other comprehensive income are not included in the table below, due to their lower sensitivity to ECL.

ECL coverage ratios are calculated by dividing ECL allowances and provisions by the gross carrying amount of the exposures.

Coverage ratios for core loan portfolio	30.9.21
	Gross carrying amount (USD million)				ECL coverage (bps)
On-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Private clients with mortgages	148,810	139,485	8,520	805	9	2	79	440
Real estate financing	42,608	37,933	4,665	10	14	5	91	80
Large corporate clients	13,383	11,522	1,257	604	171	17	124	3,210
SME clients	14,434	11,853	1,821	761	191	15	89	3,177
Lombard	147,306	147,259	0	47	2	0	0	5,849
Credit cards	1,702	1,309	350	44	203	73	257	3,652
Commodity trade finance	3,487	3,365	7	115	295	16	2	8,491
Other loans and advances to customers	19,553	18,164	1,322	67	25	9	14	4,487
Loans to financial advisors	2,596	2,003	234	358	371	89	295	1,998
Total[1]	393,880	372,893	18,176	2,811	26	4	88	2,540

	Gross exposure (USD million)				ECL coverage (bps)
Off-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Private clients with mortgages	7,867	7,600	264	3	4	4	8	103
Real estate financing	8,843	8,317	526	0	9	7	54	0
Large corporate clients	31,039	26,494	4,366	179	38	26	96	466
SME clients	8,209	7,197	843	168	41	19	118	572
Lombard	14,309	14,309	0	0	2	1	0	0
Credit cards	9,218	8,762	448	8	7	5	35	0
Commodity trade finance	2,532	2,531	0	0	8	5	0	0
Financial intermediaries and hedge funds	8,579	8,249	330	0	20	16	137	0
Other off-balance sheet commitments	11,449	11,025	419	5	10	5	21	0
Total[2]	102,044	94,485	7,196	363	20	12	86	695

1 Includes Loans and advances to customers of USD 391,284 million and Loans to financial advisors of USD 2,596 million, which are presented on the balance sheet line Other assets measured at amortized cost.    2 Excludes Forward starting reverse repurchase and securities borrowing agreements.

Coverage ratios for core loan portfolio	30.6.21
	Gross carrying amount (USD million)				ECL coverage (bps)
On-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Private clients with mortgages	147,966	137,877	9,216	874	9	2	82	427
Real estate financing	42,677	37,967	4,696	14	12	4	69	101
Large corporate clients	14,540	12,691	1,247	602	169	16	151	3,446
SME clients	14,407	11,772	1,833	802	202	17	102	3,152
Lombard	146,202	146,141	0	61	2	0	0	4,698
Credit cards	1,644	1,264	336	44	205	72	261	3,608
Commodity trade finance	3,503	3,350	38	114	295	15	2	8,605
Other loans and advances to customers	20,137	18,871	1,193	73	26	11	13	4,051
Loans to financial advisors	2,518	1,946	202	369	408	116	290	2,016
Total[1]	393,594	371,880	18,762	2,952	27	4	86	2,521

	Gross exposure (USD million)				ECL coverage (bps)
Off-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Private clients with mortgages	8,063	7,809	251	3	4	4	7	349
Real estate financing	8,048	7,596	452	0	9	7	49	0
Large corporate clients	29,990	24,540	5,187	262	41	27	91	278
SME clients	8,273	7,099	1,040	134	43	20	91	878
Lombard	14,736	14,735	0	0	1	0	0	0
Credit cards	9,298	8,825	464	9	7	5	33	0
Commodity trade finance	2,623	2,593	30	0	8	5	50	0
Financial intermediaries and hedge funds	10,576	10,110	466	0	17	12	120	0
Other off-balance sheet commitments	7,678	7,377	301	0	17	8	21	0
Total[2]	99,284	90,685	8,191	408	21	13	82	671

1 Includes Loans and advances to customers of USD 391,076 million and Loans to financial advisors of USD 2,518 million, which are presented on the balance sheet line Other assets measured at amortized cost.    2 Excludes Forward starting reverse repurchase and securities borrowing agreements.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 7  Expected credit loss measurement (continued)

Coverage ratios for core loan portfolio	31.12.20
	Gross carrying amount (USD million)				ECL coverage (bps)
On-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Private clients with mortgages	148,341	138,803	8,540	998	11	2	108	390
Real estate financing	43,492	37,583	5,883	27	15	4	75	1,414
Large corporate clients	15,440	12,684	2,069	686	181	21	192	3,089
SME clients	15,183	12,010	2,277	896	204	16	101	2,991
Lombard	133,886	133,800	0	86	3	0	0	3,592
Credit cards	1,596	1,209	342	46	240	91	333	3,488
Commodity trade finance	3,375	3,219	43	113	315	16	2	8,939
Other loans and advances to customers	19,274	17,781	1,402	91	31	14	25	3,563
Loans to financial advisors	2,677	2,009	142	526	404	135	351	1,446
Total[1]	383,266	359,099	20,697	3,470	30	5	106	2,247

	Gross exposure (USD million)				ECL coverage (bps)
Off-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Private clients with mortgages	6,285	6,083	198	3	7	6	16	197
Real estate financing	7,056	6,576	481	0	21	9	185	0
Large corporate clients	32,828	25,026	7,598	205	46	27	92	565
SME clients	9,121	7,239	1,734	148	40	19	63	779
Lombard	14,178	14,170	0	8	2	1	0	1,941
Credit cards	8,661	8,220	430	11	9	8	44	0
Commodity trade finance	1,683	1,658	25	0	10	8	15	0
Financial intermediaries and hedge funds	7,690	7,242	448	0	26	13	248	166
Other off-balance sheet commitments	14,366	13,876	482	8	13	7	11	0
Total[2]	101,869	90,090	11,396	382	25	13	91	894

1 Includes Loans and advances to customers of USD 380,589 million and Loans to financial advisors of USD 2,677 million, which are presented on the balance sheet line Other assets measured at amortized cost.    2 Excludes Forward starting reverse repurchase and securities borrowing agreements.

Note 8  Fair value measurement

This Note provides fair value measurement information for both financial and non-financial instruments and should be read in conjunction with “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2020, which provides more information about valuation principles, valuation governance, fair value hierarchy classification, valuation adjustments, valuation techniques and inputs, sensitivity of fair value measurements, and methods applied to calculate fair values for financial instruments not measured at fair value.

›     Refer to the “Balance sheet and off-balance sheet” section of this report for more information about quarter-on-quarter balance sheet movements

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. When the inputs used to measure fair value may fall within different levels of the fair value hierarchy, the level in the hierarchy within which each instrument is classified in its entirety is based on the lowest-level input that is significant to the position’s fair value measurement:

–      Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;

–      Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data; or

–      Level 3 – valuation techniques for which significant inputs are not based on observable market data.

Note 8   Fair value measurement (continued)

a) Fair value hierarchy

The fair value hierarchy classification of financial and non-financial assets and liabilities measured at fair value is summarized in the table below.

Determination of fair values from quoted market prices or valuation techniques[1]
	30.9.21				30.6.21				31.12.20
USD million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value on a recurring basis

Financial assets at fair value held for trading	108,962	14,719	1,791	125,471	103,684	16,675	2,123	122,482	107,507	15,553	2,337	125,397
of which:
Equity instruments	93,180	861	103	94,145	86,722	1,336	128	88,186	90,307	1,101	171	91,579
Government bills / bonds	7,319	1,555	31	8,905	8,123	1,776	10	9,910	9,028	2,207	10	11,245
Investment fund units	7,700	1,335	13	9,048	8,048	1,707	18	9,773	7,374	1,794	23	9,192
Corporate and municipal bonds	756	8,733	831	10,320	784	8,417	821	10,022	789	8,356	817	9,961
Loans	0	1,898	672	2,570	0	3,115	1,000	4,114	0	1,860	1,134	2,995
Asset-backed securities	6	337	141	484	7	323	147	478	8	236	181	425

Derivative financial instruments	1,299	118,526	1,364	121,189	795	119,348	1,479	121,622	795	157,068	1,754	159,617
of which:
Foreign exchange contracts	602	50,263	8	50,873	296	49,154	6	49,456	319	68,424	5	68,749
Interest rate contracts	0	33,677	285	33,962	0	38,104	342	38,446	0	50,353	537	50,890
Equity / index contracts	0	31,581	696	32,278	1	28,383	801	29,185	0	33,990	853	34,842
Credit derivative contracts	0	1,185	343	1,528	0	1,739	303	2,043	0	2,008	350	2,358
Commodity contracts	0	1,691	27	1,718	0	1,832	24	1,856	0	2,211	6	2,217

Brokerage receivables	0	20,746	0	20,746	0	23,010	0	23,010	0	24,659	0	24,659

Financial assets at fair value not held for trading	26,249	30,263	4,287	60,799	29,125	31,809	4,459	65,393	40,986	35,435	3,942	80,364
of which:
Financial assets for unit-linked investment contracts	20,793	6	4	20,803	21,974	9	8	21,991	20,628	101	2	20,731
Corporate and municipal bonds	138	14,930	323	15,391	88	16,009	333	16,430	290	16,957	372	17,619
Government bills / bonds	4,908	3,114	0	8,022	6,640	3,331	0	9,971	19,704	3,593	0	23,297
Loans	0	4,523	902	5,425	0	5,626	1,087	6,712	0	7,699	862	8,561
Securities financing transactions	0	7,084	202	7,286	0	6,203	201	6,404	0	6,629	122	6,751
Auction rate securities	0	0	1,573	1,573	0	0	1,563	1,563	0	0	1,527	1,527
Investment fund units	307	607	118	1,031	317	613	120	1,051	278	447	105	831
Equity instruments	102	0	632	734	105	18	594	717	86	0	544	631
Other	0	0	533	533	0	0	554	554	0	10	408	418

Financial assets measured at fair value through other comprehensive income on a recurring basis

Financial assets measured at fair value through other comprehensive income	2,804	5,593	0	8,397	2,165	5,611	0	7,775	1,144	7,114	0	8,258
of which:
Asset-backed securities	0	5,205	0	5,205	0	5,200	0	5,200	0	6,624	0	6,624
Government bills / bonds	2,758	33	0	2,791	2,121	44	0	2,165	1,103	47	0	1,150
Corporate and municipal bonds	45	355	0	400	44	367	0	411	40	444	0	485

Non-financial assets measured at fair value on a recurring basis

Precious metals and other physical commodities	5,027	0	0	5,027	5,470	0	0	5,470	6,264	0	0	6,264

Non-financial assets measured at fair value on a non-recurring basis

Other non-financial assets[2]	0	0	66	66	0	1	67	68	0	1	245	246
Total assets measured at fair value	144,340	189,848	7,508	341,696	141,238	196,453	8,129	345,820	156,696	239,831	8,278	404,805

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 8  Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques (continued)[1]
	30.9.21				30.6.21				31.12.20
USD million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial liabilities measured at fair value on a recurring basis

Financial liabilities at fair value held for trading	28,339	6,215	96	34,650	27,038	6,216	94	33,348	26,888	6,652	55	33,595
of which:
Equity instruments	22,480	364	80	22,924	20,826	387	75	21,288	22,519	425	40	22,985
Corporate and municipal bonds	36	4,426	11	4,473	37	4,592	13	4,642	31	4,048	9	4,089
Government bills / bonds	5,414	787	0	6,201	5,727	620	0	6,347	3,642	1,036	0	4,678
Investment fund units	405	602	5	1,013	442	581	6	1,028	696	1,127	5	1,828

Derivative financial instruments	1,271	117,347	2,543	121,162	754	117,983	2,950	121,686	746	156,884	3,471	161,102
of which:
Foreign exchange contracts	576	49,584	19	50,180	280	47,048	59	47,387	316	70,149	61	70,527
Interest rate contracts	0	28,415	534	28,949	0	32,177	526	32,703	0	43,389	527	43,916
Equity / index contracts	0	35,701	1,606	37,307	9	34,431	1,902	36,342	0	38,870	2,306	41,176
Credit derivative contracts	0	1,427	296	1,723	0	2,000	392	2,392	0	2,403	528	2,931
Commodity contracts	0	2,055	67	2,122	0	2,034	51	2,085	0	2,003	24	2,027

Financial liabilities designated at fair value on a recurring basis

Brokerage payables designated at fair value	0	45,557	0	45,557	0	39,129	0	39,129	0	38,742	0	38,742

Debt issued designated at fair value	0	56,360	15,538	71,898	0	60,321	14,744	75,065	0	50,273	10,970	61,243

Other financial liabilities designated at fair value	0	29,545	703	30,248	0	30,032	610	30,642	0	29,671	716	30,387
of which:
Financial liabilities related to unit-linked investment contracts	0	21,078	0	21,078	0	22,217	0	22,217	0	20,975	0	20,975
Securities financing transactions	0	7,142	13	7,156	0	6,181	3	6,184	0	7,317	0	7,317
Over-the-counter debt instruments	0	1,241	670	1,911	0	1,550	592	2,142	0	1,363	697	2,060
Total liabilities measured at fair value	29,611	255,024	18,880	303,515	27,791	253,679	18,398	299,869	27,635	282,222	15,212	325,069

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in this table. The fair value of these derivatives was not material for the periods presented.    2 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.

b) Valuation adjustments and other items

The table below summarizes the valuation adjustment reserves recognized on the balance sheet. Details about each category are provided further below.

Valuation adjustment reserves on the balance sheet
	As of
Life-to-date gain / (loss), USD million	30.9.21	30.6.21	31.12.20
Deferred day-1 profit or loss reserves	429	405	269
Own credit adjustments on financial liabilities designated at fair value	(371)	(278)	(381)
CVAs, FVAs, DVAs and other valuation adjustments	(948)	(956)	(959)

Deferred day-1 profit or loss reserves

The table below summarizes the changes in deferred day-1 profit or loss reserves during the relevant period.

Deferred day-1 profit or loss is generally released into Other net income from financial instruments measured at fair value through profit or loss when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss reserves
	For the quarter ended			Year-to-date
USD million	30.9.21	30.6.21	30.9.20	30.9.21	30.9.20
Reserve balance at the beginning of the period	405	387	243	269	146
Profit / (loss) deferred on new transactions	102	97	48	380	287
(Profit) / loss recognized in the income statement	(78)	(79)	(60)	(220)	(201)
Foreign currency translation	(1)	0	0	(1)	(1)
Reserve balance at the end of the period	429	405	231	429	231

Note 8  Fair value measurement (continued)

Own credit

The valuation of financial liabilities designated at fair value requires consideration of the own credit component of fair value. Own credit risk is reflected in the valuation of UBS’s fair value option liabilities where this component is considered relevant for valuation purposes by UBS’s counterparties and other market participants. However, own credit risk is not reflected in the valuation of UBS’s liabilities that are fully collateralized or for other obligations for which it is established market practice to not include an own credit component.

A description of UBS’s methodology to estimate own credit and the related accounting principles is included in “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2020.

In the third quarter of 2021, other comprehensive income related to own credit on financial liabilities designated at fair value was negative USD 98 million, primarily due to a tightening of UBS’s credit spreads.

Own credit adjustments on financial liabilities designated at fair value
	Included in Other comprehensive income
	For the quarter ended			Year-to-date
USD million	30.9.21	30.6.21	30.9.20	30.9.21	30.9.20
Recognized during the period:
Realized gain / (loss)	(3)	(5)	(5)	(14)	5
Unrealized gain / (loss)	(95)	123	(139)	6	(86)
Total gain / (loss), before tax	(98)	118	(144)	(8)	(82)

	As of
USD million	30.9.21	30.6.21	31.12.20
Recognized on the balance sheet as of the end of the period:
Unrealized life-to-date gain / (loss)	(371)	(278)	(381)

Credit, funding, debit and other valuation adjustments

A description of UBS’s methodology for estimating credit valuation adjustments (CVAs), funding valuation adjustments (FVAs), debit valuation adjustments (DVAs) and other valuation adjustments is included in “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2020.

Valuation adjustments on financial instruments
	As of
Life-to-date gain / (loss), USD million	30.9.21	30.6.21	31.12.20
Credit valuation adjustments[1]	(48)	(51)	(66)
Funding valuation adjustments	(53)	(58)	(73)
Debit valuation adjustments	2	1	0
Other valuation adjustments	(849)	(848)	(820)
of which: liquidity	(321)	(327)	(340)
of which: model uncertainty	(527)	(521)	(479)
1 Amounts do not include reserves against defaulted counterparties.

c) Transfers between Level 1 and Level 2

During the first nine months of 2021, assets and liabilities transferred from Level 2 to Level 1, or from Level 1 to Level 2, that were held for the entire reporting period were not material.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 8  Fair value measurement (continued)

d) Level 3 instruments: valuation techniques and inputs

The table below presents material Level 3 assets and liabilities, together with the valuation techniques used to measure fair value, the inputs used in a given valuation technique that are considered significant as of 30 September 2021 and unobservable, and a range of values for those unobservable inputs.

The range of values represents the highest- and lowest-level inputs used in the valuation techniques. Therefore the range does not reflect the level of uncertainty regarding a particular input or an assessment of the reasonableness of the Group’s estimates and assumptions, but rather the different underlying characteristics of the relevant assets and liabilities held by the Group. The ranges will therefore vary from period to period and parameter to parameter based on characteristics of the instruments held at each balance sheet date. Furthermore, the ranges of unobservable inputs may differ across other financial institutions, reflecting the diversity of the products in each firm’s inventory.

The significant unobservable inputs disclosed in the table below are consistent with those included in “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2020. A description of the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown, is also provided in “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2020.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value					Significant unobservable input(s)[1]	Range of inputs
	Assets		Liabilities		Valuation technique(s)		30.9.21			31.12.20
USD billion	30.9.21	31.12.20	30.9.21	31.12.20			low	high	weighted average[2]	low	high	weighted average[2]	unit[1]
Financial assets and liabilities at fair value held for trading and Financial assets at fair value not held for trading
Corporate and municipal bonds	1.2	1.2	0.0	0.0	Relative value to market comparable	Bond price equivalent	26	143	99	1	143	100	points
					Discounted expected cash flows	Discount margin	379	379		268	268		basis points
Traded loans, loans measured at fair value, loan commitments and guarantees	2.1	2.4	0.0	0.0	Relative value to market comparable	Loan price equivalent	1	101	100	0	101	99	points
					Discounted expected cash flows	Credit spread	180	800	442	190	800	398	basis points
					Market comparable and securitization model	Credit spread	28	1,545	237	40	1,858	333	basis points
Auction rate securities	1.6	1.5			Discounted expected cash flows	Credit spread	115	213	159	100	188	140	basis points
Investment fund units[3]	0.1	0.1	0.0	0.0	Relative value to market comparable	Net asset value
Equity instruments[3]	0.7	0.7	0.1	0.0	Relative value to market comparable	Price
Debt issued designated at fair value[4]			15.5	11.0
Other financial liabilities designated at fair value			0.7	0.7	Discounted expected cash flows	Funding spread	25	175		42	175		basis points
Derivative financial instruments
Interest rate contracts	0.3	0.5	0.5	0.5	Option model	Volatility of interest rates	48	77		29	69		basis points
Credit derivative contracts	0.3	0.3	0.3	0.5	Discounted expected cash flows	Credit spreads	1	417		1	489		basis points
						Bond price equivalent	3	104		0	100		points
Equity / index contracts	0.7	0.9	1.6	2.3	Option model	Equity dividend yields	0	17		0	13%
						Volatility of equity stocks, equity and other indices	4	94		4	100%
						Equity-to-FX correlation	(29)	76		(34)	65%
						Equity-to-equity correlation	(25)	100		(16)	100%

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par (e.g., 100 points would be 100% of par).    2 Weighted averages are provided for most non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments. Weighted averages are not provided for inputs related to Other financial liabilities designated at fair value and Derivative financial instruments, as this would not be meaningful.    3 The range of inputs is not disclosed, as there is a dispersion of values given the diverse nature of the investments.    4 Debt issued designated at fair value is composed primarily of UBS structured notes, which include variable maturity notes with various equity and foreign exchange underlying risks, rates-linked and credit-linked notes, all of which have embedded derivative parameters that are considered to be unobservable. The equivalent derivative instrument parameters are presented in the respective derivative financial instruments lines in this table.

Note 8  Fair value measurement (continued)

e) Level 3 instruments: sensitivity to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof. The table presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity of fair value measurements for debt issued designated at fair value and over-the-counter debt instruments designated at fair value is reported together with the equivalent derivative or securities financing instrument.

The sensitivity data shown below presents an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well-defined interdepend-encies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Furthermore, direct interrelationships between the Level 3 parameters are not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions
	30.9.21		30.6.21		31.12.20
USD million	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Traded loans, loans designated at fair value, loan commitments and guarantees	19	(10)	22	(13)	29	(28)
Securities financing transactions	43	(62)	69	(68)	40	(52)
Auction rate securities	83[1]	(83)[1]	114	(114)	105	(105)
Asset-backed securities	26	(29)	48	(34)	41	(41)
Equity instruments	165	(138)	150	(120)	129	(96)
Interest rate derivative contracts, net	32	(18)	25	(14)	11	(16)
Credit derivative contracts, net	6	(8)	8	(10)	10	(14)
Foreign exchange derivative contracts, net	21	(16)	15	(9)	20	(15)
Equity / index derivative contracts, net	362	(326)	344	(324)	318	(294)
Other	53	(76)	58	(77)	91	(107)
Total	810	(766)	852	(782)	794	(768)
1 Includes refinements applied in estimating valuation uncertainty across various parameters and a change in assumptions regarding the underlying statistical distribution.

f) Level 3 instruments: movements during the period

Significant changes in Level 3 instruments

The table on the following pages presents additional information about material Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Furthermore, the realized and unrealized gains and losses presented in the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 8  Fair value measurement (continued)

Movements of Level 3 instruments
		Total gains / losses included in comprehensive income
USD billion	Balance as of 31 December 2019	Net gains / losses included in income[1]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30 September 2020

Financial assets at fair value held for trading	1.8	0.0	0.0	0.6	(1.4)	0.5	0.0	0.2	0.0	0.0	1.6
of which:
Investment fund units	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Corporate and municipal bonds	0.5	0.1	0.0	0.4	(0.5)	0.0	0.0	0.0	0.0	0.0	0.5
Loans	0.8	0.0	0.0	0.0	(0.6)	0.5	0.0	0.0	0.0	0.0	0.7
Other	0.4	(0.1)	(0.1)	0.1	(0.2)	0.0	0.0	0.1	0.0	0.0	0.3

Derivative financial instruments – assets	1.3	0.2	0.2	0.0	0.0	0.6	(0.9)	0.5	(0.1)	0.0	1.5
of which:
Interest rate contracts	0.3	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3
Equity / index contracts	0.6	0.0	0.1	0.0	0.0	0.5	(0.7)	0.4	(0.1)	0.0	0.8
Credit derivative contracts	0.4	0.0	0.0	0.0	0.0	0.1	(0.2)	0.0	0.0	0.0	0.3
Other	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Financial assets at fair value not held for trading	4.0	(0.2)	(0.1)	0.8	(0.8)	0.0	0.0	0.0	0.0	0.0	3.8
of which:
Loans	1.2	0.0	0.1	0.3	(0.7)	0.0	0.0	0.0	0.0	0.0	0.8
Auction rate securities	1.5	(0.1)	(0.1)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.4
Equity instruments	0.5	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.5
Other	0.7	0.0	0.0	0.4	(0.1)	0.0	0.0	0.0	0.0	0.0	1.0

Derivative financial instruments – liabilities	2.0	0.8	0.7	0.0	0.0	0.7	(0.7)	0.5	(0.5)	0.0	2.8
of which:
Interest rate contracts	0.1	0.5	0.5	0.0	0.0	0.1	(0.1)	0.3	(0.1)	0.0	0.7
Equity / index contracts	1.3	0.4	0.2	0.0	0.0	0.5	(0.5)	0.1	(0.2)	0.0	1.6
Credit derivative contracts	0.5	0.0	0.0	0.0	0.0	0.1	0.0	0.1	(0.2)	0.0	0.5
Other	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

Debt issued designated at fair value	9.9	(0.6)	(0.5)	0.0	0.0	6.2	(4.4)	0.4	(1.5)	0.0	10.0

Other financial liabilities designated at fair value	0.8	0.1	0.1	0.0	0.0	0.4	(0.4)	0.0	0.0	0.0	0.9

1 Net gains / losses included in comprehensive income are composed of Net interest income, Other net income from financial instruments measured at fair value through profit or loss and Other income.    2 Total Level 3 assets as of 30 September 2021 were USD 7.5 billion (31 December 2020: USD 8.3 billion). Total Level 3 liabilities as of 30 September 2021 were USD 18.9 billion (31 December 2020: USD 15.2 billion).

Note 8   Fair value measurement (continued)

	Total gains / losses included in comprehensive income
Balance as of 31 December 2020[2]	Net gains / losses included in income[1]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30 September 2021[2]

2.3	0.0	0.0	0.3	(1.0)	0.2	0.0	0.2	(0.2)	0.0	1.8

0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
0.8	0.0	0.0	0.2	(0.2)	0.0	0.0	0.0	(0.1)	0.0	0.8
1.1	0.0	0.0	0.0	(0.6)	0.2	0.0	0.0	(0.2)	0.0	0.7
0.4	(0.1)	(0.1)	0.0	(0.2)	0.0	0.0	0.1	0.0	0.0	0.3

1.8	(0.2)	(0.2)	0.0	0.0	0.5	(0.5)	0.1	(0.1)	0.0	1.4

0.5	(0.1)	(0.1)	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.3
0.9	0.0	0.0	0.0	0.0	0.3	(0.4)	0.0	(0.1)	0.0	0.7
0.3	(0.1)	(0.1)	0.0	0.0	0.1	0.0	0.1	0.0	0.0	0.3
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

3.9	0.1	0.1	0.8	(0.4)	0.0	0.0	0.1	(0.3)	0.0	4.3

0.9	0.0	0.0	0.4	(0.2)	0.0	0.0	0.0	(0.3)	0.0	0.9
1.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.6
0.5	0.1	0.1	0.1	(0.1)	0.0	0.0	0.0	0.0	0.0	0.6
1.0	0.0	(0.1)	0.3	(0.1)	0.0	0.0	0.0	0.0	0.0	1.2

3.5	0.2	0.0	0.0	0.0	0.8	(1.6)	0.0	(0.3)	0.0	2.5

0.5	0.0	0.0	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.5
2.3	0.4	0.1	0.0	0.0	0.6	(1.4)	0.0	(0.2)	0.0	1.6
0.5	(0.2)	(0.2)	0.0	0.0	0.1	0.0	0.0	(0.1)	0.0	0.3
0.1	0.1	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.1

11.0	0.2	0.2	0.0	0.0	8.6	(3.4)	0.2	(0.9)	(0.2)	15.5

0.7	0.0	0.0	0.0	0.0	0.3	(0.3)	0.0	0.0	0.0	0.7

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 8   Fair value measurement (continued)

g) Financial instruments not measured at fair value

The table below reflects the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
	30.9.21		30.6.21		31.12.20
USD billion	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Assets
Cash and balances at central banks	174.5	174.5	160.7	160.7	158.2	158.2
Loans and advances to banks	16.4	16.4	16.5	16.5	15.4	15.4
Receivables from securities financing transactions	74.5	74.5	83.5	83.5	74.2	74.2
Cash collateral receivables on derivative instruments	31.7	31.7	29.8	29.8	32.7	32.7
Loans and advances to customers	390.4	389.4	390.1	389.8	379.5	380.8
Other financial assets measured at amortized cost	27.1	27.5	27.1	27.6	27.2	28.0
Liabilities
Amounts due to banks	13.3	13.3	14.6	14.6	11.0	11.0
Payables from securities financing transactions	5.3	5.3	6.0	6.0	6.3	6.3
Cash collateral payables on derivative instruments	33.1	33.1	32.2	32.2	37.3	37.3
Customer deposits	517.7	517.7	513.3	513.3	524.6	524.7
Debt issued measured at amortized cost	133.7	136.0	139.9	142.4	139.2	141.9
Other financial liabilities measured at amortized cost[1]	5.9	5.9	6.4	6.4	5.8	5.8
1 Excludes lease liabilities.

The fair values included in the table above have been calculated for disclosure purposes only. The valuation techniques and assumptions relate only to UBS’s financial instruments not otherwise measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another.

Note 9  Derivative instruments

a) Derivative instruments

As of 30.9.21, USD billion	Derivative financial assets	Notional values related to derivative financial assets[1]	Derivative financial liabilities	Notional values related to derivative financial liabilities[1]	Other notional values[2]
Derivative financial instruments
Interest rate contracts	34.0	969	28.9	894	9,086
Credit derivative contracts	1.5	50	1.7	52	0
Foreign exchange contracts	50.9	3,163	50.2	2,957	1
Equity / index contracts	32.3	520	37.3	641	90
Commodity contracts	1.7	60	2.1	58	16
Loan commitments measured at FVTPL	0.0	1	0.0	10
Unsettled purchases of non-derivative financial instruments[3]	0.3	29	0.4	29
Unsettled sales of non-derivative financial instruments[3]	0.5	42	0.5	21
Total derivative financial instruments, based on IFRS netting[4]	121.2	4,833	121.2	4,662	9,193
Further netting potential not recognized on the balance sheet[5]	(107.1)		(106.9)
of which: netting of recognized financial liabilities / assets	(88.0)		(87.9)
of which: netting with collateral received / pledged	(19.1)		(19.0)
Total derivative financial instruments, after consideration of further netting potential	14.1		14.3

As of 30.6.21, USD billion
Derivative financial instruments
Interest rate contracts	38.4	995	32.7	912	9,918
Credit derivative contracts	2.0	54	2.4	54	0
Foreign exchange contracts	49.5	3,074	47.4	2,869	2
Equity / index contracts	29.2	458	36.3	615	90
Commodity contracts	1.9	59	2.1	58	15
Loan commitments measured at FVTPL	0.0	1	0.0	11
Unsettled purchases of non-derivative financial instruments[3]	0.3	29	0.3	26
Unsettled sales of non-derivative financial instruments[3]	0.3	39	0.4	23
Total derivative financial instruments, based on IFRS netting[4]	121.6	4,708	121.7	4,569	10,024
Further netting potential not recognized on the balance sheet[5]	(107.5)		(106.8)
of which: netting of recognized financial liabilities / assets	(86.8)		(86.8)
of which: netting with collateral received / pledged	(20.6)		(20.0)
Total derivative financial instruments, after consideration of further netting potential	14.2		14.9

As of 31.12.20, USD billion
Derivative financial instruments
Interest rate contracts	50.9	928	43.9	880	11,292
Credit derivative contracts	2.4	58	2.9	65	0
Foreign exchange contracts	68.7	2,951	70.5	2,820	1
Equity / index contracts	34.8	450	41.2	581	91
Commodity contracts	2.2	58	2.0	50	10
Loan commitments measured at FVTPL			0.0	10
Unsettled purchases of non-derivative financial instruments[3]	0.3	18	0.2	10
Unsettled sales of non-derivative financial instruments[3]	0.2	17	0.3	13
Total derivative financial instruments, based on IFRS netting[4]	159.6	4,479	161.1	4,430	11,394
Further netting potential not recognized on the balance sheet[5]	(144.4)		(141.2)
of which: netting of recognized financial liabilities / assets	(117.2)		(117.2)
of which: netting with collateral received / pledged	(27.2)		(23.9)
Total derivative financial instruments, after consideration of further netting potential	15.2		19.9

1 In cases where derivative financial instruments are presented on a net basis on the balance sheet, the respective notional values of the netted derivative financial instruments are still presented on a gross basis. Notional amounts of exchange-traded agency transactions and OTC-cleared transactions entered into on behalf of clients are not disclosed, as they have a significantly different risk profile.    2 Other notional values relate to derivatives that are cleared through either a central counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for all periods presented.    3 Changes in the fair value of purchased and sold non-derivative financial instruments between trade date and settlement date are recognized as derivative financial instruments.    4 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of UBS or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    5 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 22 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2020 for more information.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 9  Derivative instruments (continued)

b) Cash collateral on derivative instruments

USD billion	Receivables 30.9.21	Payables 30.9.21	Receivables 30.6.21	Payables 30.6.21	Receivables 31.12.20	Payables 31.12.20
Cash collateral on derivative instruments, based on IFRS netting[1]	31.7	33.1	29.8	32.2	32.7	37.3
Further netting potential not recognized on the balance sheet[2]	(19.4)	(16.9)	(18.3)	(16.9)	(21.1)	(21.6)
of which: netting of recognized financial liabilities / assets	(15.5)	(13.0)	(15.9)	(14.4)	(19.6)	(19.6)
of which: netting with collateral received / pledged	(3.9)	(3.9)	(2.4)	(2.5)	(1.5)	(2.1)
Cash collateral on derivative instruments, after consideration of further netting potential	12.2	16.2	11.5	15.3	11.6	15.7

1 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of UBS or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    2 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 22 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2020 for more information.

Note 10  Other assets and liabilities

a) Other financial assets measured at amortized cost

USD million	30.9.21	30.6.21	31.12.20
Debt securities	18,267	18,484	18,801
of which: government bills / bonds	9,502	9,531	9,789
Loans to financial advisors	2,499	2,415	2,569
Fee- and commission-related receivables	2,127	1,982	2,014
Finance lease receivables	1,342	1,363	1,447
Settlement and clearing accounts	687	1,228	614
Accrued interest income	518	532	591
Other	1,642	1,139	1,158
Total other financial assets measured at amortized cost	27,082	27,143	27,194

b) Other non-financial assets

USD million	30.9.21	30.6.21	31.12.20
Precious metals and other physical commodities	5,027	5,470	6,264
Bail deposit[1]	1,352	1,382	1,418
Prepaid expenses	1,051	1,083	1,081
VAT and other tax receivables	467	435	433
Properties and other non-current assets held for sale	66	68	246
Other	526	545	326
Total other non-financial assets	8,489	8,982	9,768
1 Refer to item 1 in Note 14b for more information.

c) Other financial liabilities measured at amortized cost

USD million	30.9.21	30.6.21	31.12.20
Other accrued expenses	1,768	1,758	1,696
Accrued interest expenses	839	1,015	1,355
Settlement and clearing accounts	1,561	2,176	1,199
Lease liabilities	3,629	3,754	3,927
Other	1,773	1,487	1,553
Total other financial liabilities measured at amortized cost	9,569	10,189	9,729

Note 10  Other assets and liabilities (continued)

d) Other financial liabilities designated at fair value

USD million	30.9.21	30.6.21	31.12.20
Financial liabilities related to unit-linked investment contracts	21,078	22,217	20,975
Securities financing transactions	7,156	6,184	7,317
Over-the-counter debt instruments	1,911	2,142	2,060
Other	103	99	35
Total other financial liabilities designated at fair value	30,248	30,642	30,387
of which: life-to-date own credit (gain) / loss	(25)	(39)	(36)

e) Other non-financial liabilities

USD million	30.9.21	30.6.21	31.12.20
Compensation-related liabilities	6,788	5,959	7,468
of which: Deferred Contingent Capital Plan	1,570	1,500	1,858
of which: financial advisor compensation plans	1,423	1,314	1,500
of which: other compensation plans	2,489	1,830	2,740
of which: net defined benefit liability	651	666	722
of which: other compensation-related liabilities[1]	655	650	648
Deferred tax liabilities	316	392	564
Current tax liabilities	1,273	1,250	1,009
VAT and other tax payables	575	597	523
Deferred income	307	262	228
Other	100	116	61
Total other non-financial liabilities	9,359	8,576	9,854
1 Includes liabilities for payroll taxes and untaken vacation.

Note 11  Debt issued designated at fair value

USD million	30.9.21	30.6.21	31.12.20
Issued debt instruments
Equity-linked[1]	47,170	49,157	41,069
Rates-linked	15,213	16,397	11,038
Credit-linked	1,716	1,826	1,933
Fixed-rate	2,884	2,883	3,604
Commodity-linked	2,029	1,961	1,497
Other	2,886	2,841	2,101
of which: debt that contributes to total loss-absorbing capacity	2,083	2,112	1,190
Total debt issued designated at fair value	71,898	75,065	61,243
of which: life-to-date own credit (gain) / loss	396	317	418
1 Includes investment fund unit-linked instruments issued.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 12  Debt issued measured at amortized cost

USD million	30.9.21	30.6.21	31.12.20
Certificates of deposit	13,548	12,193	15,680
Commercial paper	21,769	25,304	25,472
Other short-term debt	3,170	5,219	5,515
Short-term debt[1]	38,487	42,716	46,666
Senior unsecured debt that contributes to total loss-absorbing capacity (TLAC)	37,159	37,765	36,611
Senior unsecured debt other than TLAC	28,684	28,945	21,340
Covered bonds	1,413	1,449	2,796
Subordinated debt	18,838	20,072	22,157
of which: high-trigger loss-absorbing additional tier 1 capital instruments	11,149	12,330	11,837
of which: low-trigger loss-absorbing additional tier 1 capital instruments	2,473	2,509	2,577
of which: low-trigger loss-absorbing tier 2 capital instruments	2,638	4,686	7,201
of which: non-Basel III-compliant tier 2 capital instruments	548	547	543
Debt issued through the Swiss central mortgage institutions	9,081	8,963	9,660
Other long-term debt	0	0	3
Long-term debt[2]	95,175	97,195	92,566
Total debt issued measured at amortized cost[3]	133,662	139,911	139,232

1 Debt with an original contractual maturity of less than one year.    2 Debt with an original contractual maturity greater than or equal to one year. The classification of debt issued into short-term and long-term does not consider any early redemption features.    3 Net of bifurcated embedded derivatives, the fair value of which was not material for the periods presented.

Note 13   Interest rate benchmark reform

Background

A market-wide reform of major interest rate benchmarks is being undertaken globally, with the Financial Conduct Authority (the FCA) announcing in March 2021 that the publication of London Interbank Offered Rates (LIBORs) will cease for all non-US dollar LIBORs, as well as for one-week and two-month USD LIBOR, after 31 December 2021. Publication of the remaining USD LIBOR tenors will cease immediately after 30 June 2023.

The majority of UBS’s Interbank Offered Rate (IBOR) exposure is to CHF LIBOR and USD LIBOR. The alternative reference rate (the ARR) for CHF LIBOR is the Swiss Average Rate Overnight (SARON). The ARR for USD LIBOR is the Secured Overnight Financing Rate (SOFR); in addition, there are recommended ARRs for GBP LIBOR, JPY LIBOR and EUR LIBOR.

The Euro Interbank Offered Rate (Euribor) was reformed in 2019, with the reform consisting of a change in the underlying calculation method.

The transition to ARRs includes a number of active steps that will also benefit from the support of associated regulatory activities. There will be some contracts, known as “tough legacy contracts,” that cannot be practically transitioned or amended from IBORs to ARRs. UBS is currently assessing post-cessation remediation options, including the adoption of legislative solutions. The UK Financial Services Act 2021 was enacted in April 2021 to amend the UK Benchmarks Regulation, providing the FCA with the authority to publish “synthetic” LIBORs for GBP and JPY after the cessation dates. These synthetic LIBORs will not be available for use in new contracts given that they are non-representative and are instead intended to help reduce disruption where another resolution has not been agreed for certain tough legacy contracts. The FCA continues to consult market participants about the use of synthetic GBP and JPY LIBORs for legacy contracts and prohibiting certain USD LIBOR tenors for new contracts from 1 January 2022 onward. Similarly, the EU Benchmarks Regulation was amended in February 2021 to enable the European Commission to designate a statutory replacement rate for tough legacy LIBOR contracts that are governed by the laws of EU Member States and remain outstanding after LIBOR cessation. On 6 April 2021, the New York State LIBOR legislation was enacted with the intention of minimizing legal uncertainty and adverse economic effects associated with USD LIBOR transition for tough legacy contracts governed by New York law. For USD LIBOR contracts governed by the laws of other US states that have not passed similar legislation, a bill at the federal level, which is intended to eliminate the need to enact LIBOR legislation on a state-by-state basis, has been introduced in Congress.

On 25 January 2021, the IBOR Fallbacks Supplement and IBOR Fallbacks Protocol, which amend the International Swaps and Derivatives Association (ISDA) standard definitions for interest rate derivatives to incorporate fallbacks for derivatives linked to certain IBORs, came into effect. From that date, all newly cleared and non-cleared derivatives between adhering parties that reference ISDA standard definitions now include these fallbacks. UBS adhered to the protocol in November 2020.

UBS is focused on transitioning existing contracts via bi-lateral and multi-lateral agreements, by leveraging industry solutions (e.g., the use of fallback provisions) and through third-party actions (those by clearing houses, agents, etc.). UBS has established a framework to address the transition of contracts that do not contain adequate fallback provisions. Furthermore, in line with regulatory guidance, UBS has implemented a framework to limit entry into new contracts referencing IBORs.

Governance over the transition to alternative benchmark rates

UBS has established a global cross-divisional, cross-functional governance structure and change program to address the scale and complexity of the transition. This global program is sponsored by the Group CFO and led by senior representatives from the business divisions and UBS’s control and support functions. The program includes governance and execution structures within each business division, together with cross-divisional teams from each control and support function. Progress is overseen centrally via a monthly operating committee and a monthly steering committee, as well as quarterly updates to the joint Audit and Risk Committees.

Risks

A core part of UBS’s change program is the identification, management and monitoring of the risks associated with IBOR reform and transition. These risks include, but are not limited to, the following:

–      economic risks to UBS and its clients, through the repricing of existing contracts, reduced transparency and / or liquidity of pricing information, market uncertainty or disruption;

–      accounting risks, where the transition affects the accounting treatment, including hedge accounting and consequential income statement volatility;

–      valuation risks arising from the variation between benchmarks that will cease and ARRs, affecting the risk profile of financial instruments;

–      operational risks arising from changes to UBS’s front-to-back processes and systems to accommodate the transition, e.g., data sourcing and processing and bulk migration of contracts; and

–      legal and conduct risks relating to UBS’s engagement with clients and market counterparties around new benchmark products and amendments required for existing contracts referencing benchmarks that will cease.

Overall, the effort required to transition is affected by multiple factors, including whether negotiations need to take place with multiple stakeholders (as is the case for syndicated loans or certain listed securities), market readiness – such as liquidity in ARR-equivalent products – and a client’s technical readiness to handle ARR market conventions. UBS remains confident that it has the transparency, oversight and operational preparedness to progress with the IBOR transition consistent with market timelines. UBS does not expect changes to its risk management approach and strategy as a result of interest rate benchmark reform.

Note 13   Interest rate benchmark reform (continued)

Progress with regard to the transition

Non-derivative instruments

UBS’s significant non-derivative IBOR exposures primarily relate to brokerage receivable and payable balances, corporate and private loans, and mortgages, linked to CHF and USD LIBORs. During 2020, UBS transitioned most of its CHF LIBOR-linked deposits to SARON. Furthermore, in 2020 UBS launched SARON-based mortgages and corporate loans based on all major ARRs in the Swiss market, as well as SOFR-based mortgages in the US market. UBS has successfully transitioned its GBP LIBOR- and EUR LIBOR-based private and commercial real estate mortgages in the UK and Monaco to the Sterling Overnight Index Average (SONIA) and Euribor, respectively.

In March 2021, following the FCA announcement regarding the cessation timelines for IBORs, UBS initiated a centralized communication initiative for private mortgages linked to CHF LIBOR, with the objective of transitioning these exposures, either through the activation of existing fallbacks or the amendment of contractual terms where such fallbacks do not exist. During the third quarter of 2021, mortgages that were linked to CHF LIBOR were reduced by approximately USD 2 billion, resulting in a year-to-date transition volume of USD 8 billion. The remaining CHF LIBOR mortgages will automatically transition from January 2022 on their next coupon roll date. US mortgages linked to USD LIBOR are planned to transition to SOFR in 2022–2023. US securities-based lending increased by approximately USD 2 billion in the third quarter of 2021, with transition to SOFR expected from the first quarter of 2022.

UBS is also proactively discussing transition mechanisms with many of its brokerage and corporate clients in order to transition their exposures during 2021 from LIBOR. During the third quarter of 2021, the gross carrying amount of IBOR-indexed non-derivative financial assets and liabilities related to brokerage accounts was reduced by approximately USD 15 billion in aggregate as a result of completed transitions, predominantly for USD and EUR LIBORs. The year-to-date transition volume was approximately USD 30 billion in aggregate, with transition now complete for most brokerage clients.

For certain non-derivative financial assets and financial liabilities, in particular bonds issued by third parties, UBS is dependent on the participation of issuers and the final form of legislative solutions, which, as noted earlier, are still in progress. UBS is monitoring legislative developments and applicable fallback language for these exposures, and is in discussions with relevant parties.

As of 30 September 2021, UBS had approximately USD 2.9 billion equivalent of Japanese yen- and US dollar-denominated publicly issued benchmark bonds that, per current contractual terms, if not called on their respective call dates, would reset based directly on JPY LIBOR and USD LIBOR. These bonds have robust IBOR fallback language and UBS is on track to complete the transition of these instruments to respective ARRs within the required timelines. Similarly, certain benchmark bonds publicly issued by UBS reference rates indirectly derived from IBORs, if they are not called on their respective call dates. UBS is in the process of implementing related changes to the fixed-rate reset terms and aims to transition those bonds on time. These debt instruments have not been included in the table on the following page given their current fixed-rate coupon.

UBS had approximately USD 12 billion of irrevocable commitments as of 30 September 2021 (30 June 2021: USD 16 billion) that can be drawn down in different currencies with IBOR-based interest rates, primarily USD LIBOR and Euribor,1 and that expire after the relevant benchmark cessation dates. Related drawn-down amounts under these commitments were USD 3 billion (30 June 2021: USD 4 billion). The increase in USD LIBOR irrevocable commitments was attributable to US securities-based lending, which is expected to transition to SOFR from the first quarter of 2022. In addition, UBS had approximately USD 3 billion (30 June 2021: USD 10 billion) of committed revocable credit lines outstanding that allow clients to draw down a number of IBOR-linked products. UBS is in discussions with impacted clients, with plans in place to have contracts amended by the relevant cessation dates.

Derivative instruments

UBS holds derivatives for trading and hedging purposes, including those designated in hedge accounting relationships. A significant number of interest rate and cross-currency swaps have floating legs that reference various benchmarks that will cease.

The majority of derivatives are transacted with clearing houses where UBS is dependent upon industry-wide compression activities to reduce exposure and clearing house actions to convert any remaining derivatives nearer the cessation dates. London Clearing House (LCH), which is the clearing house for a significant number of UBS’s interest rate swaps, has confirmed that a standardized transition will be undertaken in December 2021 to transition non-USD IBOR-based derivatives to the respective ARRs. UBS has successfully participated in the preparatory activities for these significant industry-wide events and is confident that it can manage the operational processes that will take place on transition dates. The increase in the number of GBP and USD LIBOR-linked derivatives during the third quarter of 2021 was associated with normal client activity.

For derivatives not transacted with clearing houses, as previously noted, in November 2020 UBS adhered to the ISDA IBOR Fallbacks Protocol, which builds in agreed fallbacks. A significant proportion of UBS’s counterparties have adhered to the protocol. While no significant active switching has been observed, UBS will continue its efforts to switch to ARRs before the relevant cessation dates or bi-laterally compress where feasible.

In order to minimize the operational risk of converting high volumes of transactions at the time of cessation, UBS will begin to bulk convert LIBOR-linked contracts to ARRs after the last rate fixing takes place, which will begin in the fourth quarter of 2021.

1 Under these facilities, amounts drawn in a particular currency including Euribor can be repaid and drawn down again in the same or a different currency.

Note 13   Interest rate benchmark reform (continued)

Financial instruments yet to transition to alternative benchmarks

The amounts included in the table below relate to financial instrument contracts across UBS’s business divisions where UBS has material exposures subject to IBOR reform that have not yet transitioned to ARRs, and that:

–      contractually reference an interest rate benchmark that will transition to an alternative benchmark; and

–      have a contractual maturity date (including open-ended contracts) after the agreed cessation dates.

Contracts where penalty terms reference IBORs, or where exposure to an IBOR is not the primary purpose of the contract, have not been included, as these contracts do not have a material impact on the transition process.

In line with information provided to management and external parties monitoring UBS’s transition progress, the table below includes the following financial metrics for instruments that are external to the Group, subject to interest rate benchmark reform:

–      gross carrying value / exposure for non-derivative financial instruments; and

–      total trade count for derivative financial instruments.

The exposures included in the table below represent the maximum IBOR exposure, without regard for early termination rights, with the actual exposure being dependent upon client preferences and investment decisions.

		30.9.21
		LIBOR benchmark rates
	Measure	CHF	USD	GBP	EUR[1]	JPY	Multi-currency
Carrying value of non-derivative financial instruments
Total non-derivative financial assets	USD million	24,969[2]	71,360[3,4]	1,774[4]	2,693[4]	2,128[4]	3,039[5]
Total non-derivative financial liabilities	USD million	468	6,649[4]	449[4]	1,365[4]	361[4]	0

Trade count of derivative financial instruments
Total derivative financial instruments	Trade count	6,637	45,386[6]	13,140[6]	6,234	3,623	2,436[7]

Off-balance sheet exposures
Total irrevocable loan commitments	USD million	0	5,447[8]	0	0	0	12,409[9]

		30.6.21
		LIBOR benchmark rates
	Measure	CHF	USD	GBP	EUR[1]	JPY	Multi-currency
Carrying value of non-derivative financial instruments
Total non-derivative financial assets	USD million	31,423	77,502	1,829	6,587	3,070	3,796[5]
Total non-derivative financial liabilities	USD million	2,029	9,834	566	1,919	1,060	0

Trade count of derivative financial instruments
Total derivative financial instruments	Trade count	9,519	42,566	12,513	9,626	4,247	5,948[7]

Off-balance sheet exposures
Total irrevocable loan commitments	USD million	1	4,433	0	0	0	15,767[9]

1 Includes primarily EUR LIBOR positions.    2 Primarily relates to CHF LIBOR mortgages, which were reduced by approximately USD 2 billion during the third quarter of 2021.    3 Primarily relates to US LIBOR securities-based lending, which increased by approximately USD 2 billion in the third quarter of 2021, with a smaller amount related to brokerage accounts.    4 Includes brokerage accounts, which were reduced by approximately USD 15 billion in aggregate during the third quarter of 2021, as a result of completed transitions, predominantly for USD and EUR LIBORs.    5 Includes loans related to revolving multi-currency credit lines.    6 Increase in GBP and USD LIBOR-linked derivatives during the third quarter of 2021 was associated with normal client activity.    7 Includes cross-currency swaps where either leg or both legs are indexed to an IBOR.    8 Includes an approximately USD 1 billion increase in USD LIBOR securities-based lending commitments.    9 Includes loan commitments that can be drawn in different currencies at the client‘s discretion.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 14  Provisions and contingent liabilities

a) Provisions

The table below presents an overview of total provisions.

USD million	30.9.21	30.6.21	31.12.20
Provisions other than provisions for expected credit losses	2,607	2,646	2,571
Provisions for expected credit losses[1]	203	209	257
Total provisions	2,810	2,855	2,828
1 Refer to Note 7c for more information.

The following table presents additional information for provisions other than provisions for expected credit losses.

USD million	Litigation, regulatory and similar matters[1]	Restructuring[2]	Other[3]	Total
Balance as of 31 December 2020	2,135	72	363	2,571
Balance as of 30 June 2021	2,119	179	348	2,646
Increase in provisions recognized in the income statement	25	72	15	111
Release of provisions recognized in the income statement	(13)	(10)	(6)	(29)
Provisions used in conformity with designated purpose	(27)	(67)	(14)	(108)
Capitalized reinstatement costs	0	0	13	13
Foreign currency translation / unwind of discount	(20)	(2)	(4)	(26)
Balance as of 30 September 2021	2,084	170	352	2,607

1 Comprises provisions for losses resulting from legal, liability and compliance risks.    2 Includes personnel-related restructuring provisions of USD 122 million as of 30 September 2021 (30 June 2021: USD 135 million; 31 December 2020: USD 18 million) and provisions for onerous contracts of USD 48 million as of 30 September 2021 (30 June 2021: USD 40 million; 31 December 2020: USD 49 million).    3 Mainly includes provisions related to real estate, employee benefits and operational risks.

Restructuring provisions primarily relate to personnel-related provisions and onerous contracts. Personnel-related restructuring provisions are used within a short period of time but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring event and therefore the estimated costs. Onerous contracts for property are recognized when UBS is committed to pay for non‑lease components, such as utilities, service charges, taxes and maintenance, when a property is vacated or not fully recovered from sub-tenants.

Information about provisions and contingent liabilities in respect of litigation, regulatory and similar matters, as a class, is included in Note 14b. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this Note may refer to UBS Group AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against the Group, but are nevertheless expected to be, based on the Group’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to such matters could be significant. Developments relating to a matter that occur after the relevant reporting period, but prior to the issuance of financial statements, which affect management’s assessment of the provision for such matter (because, for example, the developments provide evidence of conditions that existed at the end of the reporting period), are adjusting events after the reporting period under IAS 10 and must be recognized in the financial statements for the reporting period.

Note 14  Provisions and contingent liabilities (continued)

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either: (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard; or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in the “Provisions” table in Note 14a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require UBS to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although UBS therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, UBS believes that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the non-prosecution agreement UBS entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with submissions of benchmark interest rates, including, among others, the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that UBS had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, paid a fine and was subject to probation, which ended in January 2020.

A guilty plea to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market utilities to limit, suspend or terminate UBS’s participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of this report.

Provisions for litigation, regulatory and similar matters by business division and in Group Functions[1]
USD million	Global Wealth Manage- ment	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total
Balance as of 31 December 2020	861	115	0	227	932	2,135
Balance as of 30 June 2021	800	100	1	282	936	2,119
Increase in provisions recognized in the income statement	13	0	8	2	2	25
Release of provisions recognized in the income statement	(12)	0	0	(1)	0	(13)
Provisions used in conformity with designated purpose	(23)	0	(1)	(4)	0	(27)
Foreign currency translation / unwind of discount	(14)	(2)	0	(4)	0	(20)
Balance as of 30 September 2021	765	98	8	275	938	2,084

1 Provisions, if any, for matters described in this Note are recorded in Global Wealth Management (item 3 and item 4) and Group Functions (item 2). Provisions, if any, for the matters described in items 1 and 6 of this Note are allocated between Global Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in this Note in item 5 are allocated between the Investment Bank and Group Functions.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 14  Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that the implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future. UBS has received disclosure orders from the Swiss Federal Tax Administration (FTA) to transfer information based on requests for international administrative assistance in tax matters. The requests concern a number of UBS account numbers pertaining to current and former clients and are based on data from 2006 and 2008. UBS has taken steps to inform affected clients about the administrative assistance proceedings and their procedural rights, including the right to appeal. The requests are based on data received from the German authorities, who seized certain data related to UBS clients booked in Switzerland during their investigations and have apparently shared this data with other European countries. UBS expects additional countries to file similar requests.

Since 2013, UBS (France) S.A., UBS AG and certain former employees have been under investigation in France for alleged complicity in unlawful solicitation of clients on French territory, regarding the laundering of proceeds of tax fraud, and banking and financial solicitation by unauthorized persons. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“caution”) of EUR 1.1 billion and UBS (France) S.A. to post bail of EUR 40 million, which was reduced on appeal to EUR 10 million.

A trial in the court of first instance took place from 8 October 2018 until 15 November 2018. On 20 February 2019, the court announced a verdict finding UBS AG guilty of unlawful solicitation of clients on French territory and aggravated laundering of the proceeds of tax fraud, and UBS (France) S.A. guilty of aiding and abetting unlawful solicitation and laundering the proceeds of tax fraud. The court imposed fines aggregating EUR 3.7 billion on UBS AG and UBS (France) S.A. and awarded EUR 800 million of civil damages to the French state. UBS has appealed the decision. Under French law, the judgment is suspended while the appeal is pending. The trial in the Court of Appeal took place between 8-24 March 2021. At the conclusion of the trial, the prosecutor asserted that the maximum penalty was EUR 2.2 billion and requested the court to award a penalty of at least EUR 2 billion. The French state asked for civil damages of EUR 1 billion. The deliberations of the Court of Appeal on the merits of the case have been extended and the decision is currently set to be rendered on 13 December 2021. A subsequent appeal to the Cour de Cassation, France’s highest court, is possible with respect to questions of law.

UBS believes that based on both the law and the facts the judgment of the court of first instance should be reversed. UBS believes it followed its obligations under Swiss and French law as well as the European Savings Tax Directive. Even assuming liability, which it contests, UBS believes the penalties and damage amounts awarded greatly exceed the amounts that could be supported by the law and the facts. In particular, UBS believes the court incorrectly based the penalty on the total regularized assets rather than on any unpaid taxes on those assets for which a fraud has been characterized and further incorrectly awarded damages based on costs that were not proven by the civil party. Notwithstanding that UBS believes it should be acquitted, our balance sheet at 30 September 2021 reflected provisions with respect to this matter in an amount of EUR 450 million (USD 521 million at 30 September 2021). The wide range of possible outcomes in this case contributes to a high degree of estimation uncertainty. The provision reflected on our balance sheet at 30 September 2021 reflects our best estimate of possible financial implications, although it is reasonably possible that actual penalties and civil damages could exceed the provision amount.

In 2016, UBS was notified by the Belgian investigating judge that it is under formal investigation (“inculpé”) regarding the laundering of proceeds of tax fraud, of banking and financial solicitation by unauthorized persons, and of serious tax fraud.

Our balance sheet at 30 September 2021 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Note 14  Provisions and contingent liabilities (continued)

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages.

In November 2018, the DOJ filed a civil complaint in the District Court for the Eastern District of New York. The complaint seeks unspecified civil monetary penalties under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 related to UBS’s issuance, underwriting and sale of 40 RMBS transactions in 2006 and 2007. UBS moved to dismiss the civil complaint on 6 February 2019. On 10 December 2019, the district court denied UBS’s motion to dismiss.

Our balance sheet at 30 September 2021 reflected a provision with respect to matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) S.A. (now UBS Europe SE, Luxembourg branch) and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier. Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds faced severe losses, and the Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles, including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members.

In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees, seeking amounts totaling approximately EUR 2.1 billion, which includes amounts that the funds may be held liable to pay the trustee for the liquidation of BMIS (BMIS Trustee).

A large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff fraud. The majority of these cases have been filed in Luxembourg, where decisions that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed a further appeal in one of the test cases.

In the US, the BMIS Trustee filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. In 2014, the US Supreme Court rejected the BMIS Trustee’s motion for leave to appeal decisions dismissing all claims except those for the recovery of approximately USD 125 million of payments alleged to be fraudulent conveyances and preference payments. In 2016, the bankruptcy court dismissed these claims against the UBS entities. In February 2019, the Court of Appeals reversed the dismissal of the BMIS Trustee’s remaining claims, and the US Supreme Court subsequently denied a petition seeking review of the Court of Appeals’ decision. The case has been remanded to the Bankruptcy Court for further proceedings.

4. Puerto Rico

Declines since 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) led to multiple regulatory inquiries, which in 2014 and 2015, led to settlements with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico, the US Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority.

Since then, UBS clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and/or who used their UBS account assets as collateral for UBS non-purpose loans filed customer complaints and arbitration demands seeking aggregate damages of USD 3.4 billion, of which USD 3.0 billion have been resolved through settlements, arbitration or withdrawal of claims. Allegations include fraud, misrepresentation and unsuitability of the funds and of the loans.

A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2015, defendants’ motion to dismiss was denied.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. In 2016, the court granted the System’s request to join the action as a plaintiff. In 2017, the court denied defendants’ motion to dismiss the complaint. In 2020, the court denied plaintiffs’ motion for summary judgment.

Note 14  Provisions and contingent liabilities (continued)

Beginning in 2015, certain agencies and public corporations of the Commonwealth of Puerto Rico (Commonwealth) defaulted on certain interest payments on Puerto Rico bonds. In 2016, US federal legislation created an oversight board with power to oversee Puerto Rico’s finances and to restructure its debt. The oversight board has imposed a stay on the exercise of certain creditors’ rights. In 2017, the oversight board placed certain of the bonds into a bankruptcy-like proceeding under the supervision of a Federal District Judge.

In May 2019, the oversight board filed complaints in Puerto Rico federal district court bringing claims against financial, legal and accounting firms that had participated in Puerto Rico municipal bond offerings, including UBS, seeking a return of underwriting and swap fees paid in connection with those offerings. UBS estimates that it received approximately USD 125 million in fees in the relevant offerings.

In August 2019, and February and November 2020, four US insurance companies that insured issues of Puerto Rico municipal bonds sued UBS and several other underwriters of Puerto Rico municipal bonds in three separate cases. The actions collectively seek recovery of an aggregate of USD 955 million in damages from the defendants. The plaintiffs in these cases claim that defendants failed to reasonably investigate financial statements in the offering materials for the insured Puerto Rico bonds issued between 2002 and 2007, which plaintiffs argue they relied upon in agreeing to insure the bonds notwithstanding that they had no contractual relationship with the underwriters. In June 2021 the court in the first of the three cases denied defendants’ motion to dismiss; defendants are seeking leave to appeal that decision. In July 2021, the court in another of these cases granted defendants’ motion to dismiss. A motion to dismiss is pending in the remaining case.

Our balance sheet at 30 September 2021 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

5. Foreign exchange, LIBOR and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Beginning in 2013, numerous authorities commenced investigations concerning possible manipulation of foreign exchange markets and precious metals prices. As a result of these investigations, UBS entered into resolutions with Swiss, US and United Kingdom regulators and the European Commission. UBS was granted conditional immunity by the Antitrust Division of the DOJ and by authorities in other jurisdictions in connection with potential competition law violations relating to foreign exchange and precious metals businesses.

Foreign exchange-related civil litigation: Putative class actions have been filed since 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. UBS has resolved US federal court class actions relating to foreign currency transactions with the defendant banks and persons who transacted in foreign exchange futures contracts and options on such futures under a settlement agreement that provides for UBS to pay an aggregate of USD 141 million and provide cooperation to the settlement classes. Certain class members have excluded themselves from that settlement and have filed individual actions in US and English courts against UBS and other banks, alleging violations of US and European competition laws and unjust enrichment.

In 2015, a putative class action was filed in federal court against UBS and numerous other banks on behalf of persons and businesses in the US who directly purchased foreign currency from the defendants and alleged co-conspirators for their own end use. In March 2017, the court granted UBS’s (and the other banks’) motions to dismiss the complaint. The plaintiffs filed an amended complaint in August 2017. In March 2018, the court denied the defendants’ motions to dismiss the amended complaint.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies conducted investigations regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain times. UBS reached settlements or otherwise concluded investigations relating to benchmark interest rates with the investigating authorities. UBS was granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and the Swiss Competition Commission (WEKO), in connection with potential antitrust or competition law violations related to certain rates. However, UBS has not reached a final settlement with WEKO, as the Secretariat of WEKO has asserted that UBS does not qualify for full immunity.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending in the US and in other jurisdictions are a number of other actions asserting losses related to various products whose interest rates were linked to LIBOR and other benchmarks, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. The complaints allege manipulation, through various means, of certain benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR, SGD SIBOR and SOR and Australian BBSW, and seek unspecified compensatory and other damages under varying legal theories.

Note 14  Provisions and contingent liabilities (continued)

USD LIBOR class and individual actions in the US: In 2013 and 2015, the district court in the USD LIBOR actions dismissed, in whole or in part, certain plaintiffs’ antitrust claims, federal racketeering claims, CEA claims, and state common law claims. Although the Second Circuit vacated the district court’s judgment dismissing antitrust claims, the district court again dismissed antitrust claims against UBS in 2016. Certain plaintiffs have appealed that decision to the Second Circuit. Separately, in 2018, the Second Circuit reversed in part the district court’s 2015 decision dismissing certain individual plaintiffs’ claims and certain of these actions are now proceeding. UBS entered into an agreement in 2016 with representatives of a class of bondholders to settle their USD LIBOR class action. The agreement has received final court approval. In 2018, the district court denied plaintiffs’ motions for class certification in the USD class actions for claims pending against UBS, and plaintiffs sought permission to appeal that ruling to the Second Circuit. In July 2018, the Second Circuit denied the petition to appeal of the class of USD lenders and in November 2018 denied the petition of the USD exchange class. In December 2019, UBS entered into an agreement with representatives of the class of USD lenders to settle their USD LIBOR class action. The agreement has received final court approval. In January 2019, a putative class action was filed in the District Court for the Southern District of New York against UBS and numerous other banks on behalf of US residents who, since 1 February 2014, directly transacted with a defendant bank in USD LIBOR instruments. The complaint asserts antitrust claims. The defendants moved to dismiss the complaint in August 2019. On 26 March 2020 the court granted defendants’ motion to dismiss the complaint in its entirety. Plaintiffs have appealed the dismissal. In August 2020, an individual action was filed in the Northern District of California against UBS and numerous other banks alleging that the defendants conspired to fix the interest rate used as the basis for loans to consumers by jointly setting the USD LIBOR rate and monopolized the market for LIBOR-based consumer loans and credit cards. Defendants moved to dismiss the complaint on 30 September 2021.

Other benchmark class actions in the US: In 2014, 2015 and 2017, the court in one of the Euroyen TIBOR lawsuits dismissed certain of the plaintiffs’ claims, including plaintiffs’ federal antitrust and racketeering claims. In August 2020, the court granted defendants’ motion for judgment on the pleadings and dismissed the lone remaining claim in the action as impermissibly extraterritorial. Plaintiffs have appealed. In 2017, the court dismissed the other Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds. In April 2020, the appeals court reversed the dismissal and in August 2020 plaintiffs in that action filed an amended complaint. The court granted in part and denied in part defendants’ motion to dismiss the amended complaint in September 2021. In 2017, the court dismissed the CHF LIBOR action on standing grounds and failure to state a claim. Plaintiffs filed an amended complaint following the dismissal, and the court granted a renewed motion to dismiss in September 2019. Plaintiffs appealed. In September 2021, the Second Circuit granted the parties’ joint motion to vacate the dismissal and remand the case for further proceedings. Also in 2017, the court in the EURIBOR lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Plaintiffs have appealed. In October 2018, the court in the SIBOR / SOR action dismissed all but one of plaintiffs’ claims against UBS. Plaintiffs filed an amended complaint following the dismissal, and the court granted a renewed motion to dismiss in July 2019. Plaintiffs appealed. In March 2021, the Second Circuit reversed the dismissal. In November 2018, the court in the BBSW lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Following that dismissal, plaintiffs filed an amended complaint in April 2019, which UBS and other defendants named in the amended complaint moved to dismiss. In February 2020, the court in the BBSW action granted in part and denied in part defendants’ motions to dismiss the amended complaint. In August 2020, UBS and other BBSW defendants joined a motion for judgment on the pleadings, which the court denied in May 2021. The court dismissed the GBP LIBOR action in August 2019. Plaintiffs have appealed.

Government bonds: Putative class actions have been filed since 2015 in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. A consolidated complaint was filed in 2017 in the US District Court for the Southern District of New York alleging that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction and in the secondary market and asserting claims under the antitrust laws and for unjust enrichment. Defendants’ motions to dismiss the consolidated complaint was granted in March 2021. Plaintiffs filed an amended complaint, which defendants moved to dismiss in June 2021. Similar class actions have been filed concerning European government bonds and other government bonds.

In May 2021, the European Commission issued a decision finding that UBS and six other banks breached European Union antitrust rules in 2007-2011 relating to European government bonds. The European Commission fined UBS EUR 172 million. UBS is appealing the amount of the fine.

With respect to additional matters and jurisdictions not encompassed by the settlements and orders referred to above, our balance sheet at 30 September 2021 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 14  Provisions and contingent liabilities (continued)

6. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver. FINMA issued a supervisory note to all Swiss banks in response to the Supreme Court decision. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among other things, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 30 September 2021 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Note 15   Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS’s operations with a functional currency other than the US dollar into US dollars.

	Closing exchange rate				Average rate[1]
	As of				For the quarter ended			Year-to-date
	30.9.21	30.6.21	31.12.20	30.9.20	30.9.21	30.6.21	30.9.20	30.9.21	30.9.20
1 CHF	1.07	1.08	1.13	1.09	1.09	1.10	1.10	1.09	1.06
1 EUR	1.16	1.19	1.22	1.17	1.17	1.20	1.18	1.19	1.13
1 GBP	1.35	1.38	1.37	1.29	1.37	1.39	1.31	1.38	1.28
100 JPY	0.90	0.90	0.97	0.95	0.90	0.91	0.95	0.91	0.93

1 Monthly income statement items of operations with a functional currency other than the US dollar are translated into US dollars using month-end rates. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

UBS AG interim consolidated financial
information (unaudited)

This section contains a comparison of selected financial and capital information between UBS Group AG consolidated and UBS AG consolidated. Refer to the UBS AG third quarter 2021 report, which will be available as of 29 October 2021 under “Quarterly reporting” at ubs.com/investors, for the interim consolidated financial statements of UBS AG.

Comparison between UBS Group AG consolidated and UBS AG consolidated

The accounting policies applied under International Financial Reporting Standards (IFRS) to both the UBS Group AG and the UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences as noted below.

–      Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG but not in those of UBS AG. UBS AG’s assets, liabilities, operating income and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG and other shared services subsidiaries, are not subject to elimination in the consolidated financial statements of UBS AG, but are eliminated in the consolidated financial statements of UBS Group AG. UBS Business Solutions AG and other shared services subsidiaries of UBS Group AG charge other legal entities within the UBS AG consolidation scope for services provided, including a markup on costs incurred.

–      The equity of UBS Group AG consolidated was USD 3.1 billion higher than the equity of UBS AG consolidated as of 30 September 2021. This difference was mainly driven by higher dividends paid by UBS AG to UBS Group AG compared with the dividend distributions of UBS Group AG, as well as higher retained earnings in the consolidated financial statements of UBS Group AG, largely related to the aforementioned markup charged by shared services subsidiaries of UBS Group AG to other legal entities in the UBS AG scope of consolidation. In addition, UBS Group AG is the grantor of the majority of the compensation plans of the Group and recognizes share premium for equity-settled awards granted. These effects were partly offset by treasury shares acquired and canceled as part of our share repurchase programs and those held to hedge share delivery obligations associated with Group compensation plans, as well as additional share premium recognized at the UBS AG consolidated level related to the establishment of UBS Group AG and UBS Business Solutions AG, a wholly owned subsidiary of UBS Group AG.

–      The going concern capital of UBS Group AG consolidated was USD 5.0 billion higher than the going concern capital of UBS AG consolidated as of 30 September 2021, reflecting higher common equity tier 1 (CET1) capital of USD 3.7 billion and going concern loss-absorbing additional tier 1 (AT1) capital of USD 1.4 billion.

–      The CET1 capital of UBS Group AG consolidated was USD 3.7 billion higher than that of UBS AG consolidated as of 30 September 2021. The higher CET1 capital of UBS Group AG consolidated was primarily due to higher UBS Group AG consolidated IFRS equity of USD 3.1 billion, as described above, and lower UBS Group AG accruals for future capital returns to shareholders, partly offset by compensation-related regulatory capital accruals at the UBS Group AG level.

–      The going concern loss-absorbing AT1 capital of UBS Group AG consolidated was USD 1.4 billion higher than that of UBS AG consolidated as of 30 September 2021, mainly reflecting deferred contingent capital plan awards granted at the Group level to eligible employees for the performance years 2016 to 2020, partly offset by two loss-absorbing AT1 capital instruments on-lent by UBS Group AG to UBS AG.

Comparison between UBS Group AG consolidated and UBS AG consolidated
	As of or for the quarter ended 30.9.21
USD million, except where indicated	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)

Income statement
Operating income	9,128	9,224	(95)
Operating expenses	6,264	6,512	(248)
Operating profit / (loss) before tax	2,865	2,712	152
of which: Global Wealth Management	1,516	1,500	16
of which: Personal & Corporate Banking	478	479	(1)
of which: Asset Management	214	214	0
of which: Investment Bank	837	833	4
of which: Group Functions	(180)	(314)	134
Net profit / (loss)	2,289	2,163	125
of which: net profit / (loss) attributable to shareholders	2,279	2,154	125
of which: net profit / (loss) attributable to non-controlling interests	9	9	0

Statement of comprehensive income
Other comprehensive income	(610)	(598)	(12)
of which: attributable to shareholders	(596)	(584)	(12)
of which: attributable to non-controlling interests	(14)	(14)	0
Total comprehensive income	1,678	1,565	113
of which: attributable to shareholders	1,683	1,570	113
of which: attributable to non-controlling interests	(5)	(5)	0

Balance sheet
Total assets	1,088,773	1,088,246	528
Total liabilities	1,028,221	1,030,828	(2,607)
Total equity	60,552	57,418	3,134
of which: equity attributable to shareholders	60,219	57,085	3,134
of which: equity attributable to non-controlling interests	333	333	0

Capital information
Common equity tier 1 capital	45,022	41,356	3,665
Going concern capital	60,369	55,334	5,035
Risk-weighted assets	302,426	299,612	2,814
Common equity tier 1 capital ratio (%)	14.9	13.8	1.1
Going concern capital ratio (%)	20.0	18.5	1.5
Total loss-absorbing capacity ratio (%)	34.0	32.6	1.4
Leverage ratio denominator[1]	1,044,916	1,044,438	479
Common equity tier 1 leverage ratio (%)[1]	4.31	3.96	0.35
Going concern leverage ratio (%)[1]	5.8	5.3	0.5
Total loss-absorbing capacity leverage ratio (%)	9.8	9.4	0.5

1 Leverage ratio denominators and leverage ratios for 31 December 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of our Annual Report 2020 for more information.

As of or for the quarter ended 30.6.21			As of or for the quarter ended 31.12.20
UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)

8,976	9,071	(94)	8,117	8,220	(103)
6,384	6,589	(206)	6,132	6,324	(192)
2,593	2,481	111	1,985	1,896	89
1,294	1,273	21	864	855	9
498	496	2	353	353	(1)
255	254	1	401	401	0
668	655	14	529	528	1
(124)	(197)	73	(161)	(241)	79
2,012	1,919	93	1,645	1,572	73
2,006	1,913	93	1,636	1,563	73
6	6	0	9	9	0

591	592	(1)	83	54	29
576	578	(1)	65	36	29
14	14	0	18	18	0
2,602	2,510	92	1,728	1,626	102
2,582	2,491	92	1,701	1,599	102
20	20	0	27	27	0

1,086,519	1,085,861	658	1,125,765	1,125,327	438
1,027,469	1,030,216	(2,746)	1,066,000	1,067,254	(1,254)
59,050	55,645	3,405	59,765	58,073	1,691
58,765	55,361	3,405	59,445	57,754	1,691
284	284	0	319	319	0

42,583	40,190	2,393	39,890	38,181	1,709
59,188	55,398	3,790	56,178	52,610	3,567
293,277	290,470	2,807	289,101	286,743	2,358
14.5	13.8	0.7	13.8	13.3	0.5
20.2	19.1	1.1	19.4	18.3	1.1
35.6	34.6	1.0	35.2	34.2	1.0
1,039,939	1,039,375	564	1,037,150	1,036,771	379
4.09	3.87	0.23	3.85	3.68	0.16
5.7	5.3	0.4	5.4	5.1	0.3
10.0	9.7	0.4	9.8	9.5	0.3

Significant regulated subsidiary and sub-group information

Unaudited

Significant regulated subsidiary and sub-group information

Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups

	UBS AG (standalone)		UBS Switzerland AG (standalone)		UBS Europe SE (consolidated)		UBS Americas Holding LLC (consolidated)
All values in millions, except where indicated	USD		CHF		EUR		USD
Financial and regulatory requirements	Swiss GAAP Swiss SRB rules		Swiss GAAP Swiss SRB rules		IFRS EU regulatory rules		US GAAP US Basel III rules
As of or for the quarter ended	30.9.21	30.6.21	30.9.21	30.6.21	30.9.21	30.6.21[1]	30.9.21	30.6.21

Financial information[2]
Income statement
Total operating income	3,196	4,473	2,132	2,135	349	277	3,616	3,423
Total operating expenses	2,003	2,030	1,298	1,352	179	205	2,967	2,930
Operating profit / (loss) before tax	1,193	2,443	834	783	170	72	649	493
Net profit / (loss)	1,311	2,479	678	636	129	50	406	299
Balance sheet
Total assets	508,794	511,973	319,163	323,291	47,436	47,426	188,404	183,777
Total liabilities	456,581	461,071	305,080	309,886	42,559	42,675	160,599	155,939
Total equity	52,213	50,902	14,083	13,405	4,877	4,751	27,806	27,838

Capital[3]
Common equity tier 1 capital	51,233	51,279	12,199	12,312	3,930	3,927	14,831	14,477
Additional tier 1 capital	13,978	15,208	5,396	5,393	290	290	3,047	3,047
Total going concern capital / Tier 1 capital	65,211	66,487	17,596	17,705	4,220	4,217	17,877	17,523
Tier 2 capital	3,170	5,214					607	620
Total capital					4,220	4,217	18,485	18,143
Total gone concern loss-absorbing capacity	42,412	45,091	10,876	10,868	2,150[4]	2,150[4]	6,500[5]	6,300[5]
Total loss-absorbing capacity	107,623	111,578	28,472	28,572	6,370	6,367	24,377	23,823

Risk-weighted assets and leverage ratio denominator[3]
Risk-weighted assets	318,755	319,195	109,941	109,602	13,455	13,119	71,571	69,139
Leverage ratio denominator	597,542	606,536	338,636	341,991	47,237	47,094[6]	175,486	170,985
Supplementary leverage ratio denominator							199,073	195,617

Capital and leverage ratios (%)[3]
Common equity tier 1 capital ratio	16.1	16.1	11.1	11.2	29.2	29.9	20.7	20.9
Going concern capital ratio / Tier 1 capital ratio	20.5	20.8	16.0	16.2	31.4	32.1	25.0	25.3
Total capital ratio					31.4	32.1	25.8	26.2
Total loss-absorbing capacity ratio			25.9	26.1	47.3	48.5	34.1	34.5
Tier 1 leverage ratio					8.9	9.0[6]	10.2	10.2
Supplementary tier 1 leverage ratio							9.0	9.0
Going concern leverage ratio	10.9	11.0	5.2	5.2
Total loss-absorbing capacity leverage ratio			8.4	8.4	13.5	13.5	13.9	13.9
Gone concern capital coverage ratio	110.2	120.6

Liquidity coverage ratio[3]
High-quality liquid assets (billion)	92	89	92	98	17	17	30	29
Net cash outflows (billion)	51	51	64	65	10	11	20	18
Liquidity coverage ratio (%)[7,8]	183	176	143	150	165	161	154	166

Net stable funding ratio[3]
Total available stable funding	251,277		229,666		15,472	15,816
Total required stable funding	283,682		156,849		9,160	9,631
Net stable funding ratio (%)	89[9]		146[9]		169	164

Other
Joint and several liability between UBS AG and UBS Switzerland AG (billion)[10]			5	7

1 Comparative figures have been restated to align with the regulatory reports as submitted to the European Central Bank (the ECB).    2 The financial information disclosed does not represent interim financial statements under the respective GAAP / IFRS.    3 Refer to the 30 September 2021 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    4 Consists of positions that meet the conditions laid down in Art. 72a–b of the Capital Requirements Regulation (CRR) II with regard to contractual, structural or legal subordination.    5 Consists of eligible long-term debt that meets the conditions specified in 12 CFR 252.162 of the final TLAC rules. Total loss-absorbing capacity is the sum of tier 1 capital and eligible long-term debt.    6 Comparative figures have been adjusted following the initial CRR II go-live to align with the regulatory reports as submitted to the ECB.    7 In the third quarter of 2021, the UBS AG liquidity coverage ratio (LCR) was 183%, remaining above the prudential requirements communicated by FINMA.    8 In the third quarter of 2021, the LCR of UBS Switzerland AG, which is a Swiss SRB, was 143%, remaining above the prudential requirement communicated by FINMA in connection with the Swiss Emergency Plan.    9 In accordance with Art. 17h para. 3 and 4 of the Liquidity Ordinance, UBS AG standalone is required to maintain a minimum NSFR of at least 80% without taking into account excess funding of UBS Switzerland AG and 100% after taking into account such excess funding.    10 Refer to the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2020 for more information about the joint and several liability. Under certain circumstances, the Swiss Banking Act and FINMA’s Banking Insolvency Ordinance authorize FINMA to modify, extinguish or convert to common equity liabilities of a bank in connection with a resolution or insolvency of such bank.

UBS Group AG is a holding company and conducts substantially all of its operations through UBS AG and subsidiaries thereof. UBS Group AG and UBS AG have contributed a significant portion of their respective capital to, and provide substantial liquidity to, such subsidiaries. Many of these subsidiaries are subject to regulations requiring compliance with minimum capital, liquidity and similar requirements. The tables in this section summarize the regulatory capital components and capital ratios of our significant regulated subsidiaries and sub-groups determined under the regulatory framework of each subsidiary’s or sub-group’s home jurisdiction.

Supervisory authorities generally have discretion to impose higher requirements or to otherwise limit the activities of subsidiaries. Supervisory authorities also may require entities to measure capital and leverage ratios on a stressed basis and may limit the ability of an entity to engage in new activities or take capital actions based on the results of those tests.

Following the completion of the annual Dodd–Frank Act Stress Testing (DFAST) and the Comprehensive Capital Analysis and Review (CCAR), UBS Americas Holding LLC was assigned a stress capital buffer (SCB) of 7.1% (previously 6.7%) under the SCB rule as of 1 October 2021, resulting in a total common equity tier 1 (CET1) capital requirement of 11.6%. As of 30 September 2021, the CET1 ratio of UBS Americas Holding LLC was 20.7%.

Standalone regulatory information for UBS AG and UBS Switzerland AG, as well as consolidated regulatory information for UBS Europe SE and UBS Americas Holding LLC, is provided in the 30 September 2021 Pillar 3 report, which is available under “Pillar 3 disclosures” at ubs.com/investors.

Selected financial and regulatory information for UBS AG consolidated is included in the key figures table below. Refer also to the UBS AG third quarter 2021 report, which will be available as of 29 October 2021 under “Quarterly reporting” at ubs.com/investors.

UBS AG consolidated key figures
	As of or for the quarter ended				As of or year-to-date
USD million, except where indicated	30.9.21	30.6.21	31.12.20	30.9.20	30.9.21	30.9.20
Results
Operating income	9,224	9,071	8,220	9,038	27,130	24,559
Operating expenses	6,512	6,589	6,324	6,560	19,785	18,757
Operating profit / (loss) before tax	2,712	2,481	1,896	2,478	7,345	5,802
Net profit / (loss) attributable to shareholders	2,154	1,913	1,563	2,018	5,777	4,632
Profitability and growth
Return on equity (%)	15.3	13.6	10.9	14.3	13.6	11.0
Return on tangible equity (%)	17.3	15.3	12.2	16.1	15.3	12.4
Return on common equity tier 1 capital (%)	21.1	19.4	16.3	21.2	19.5	16.8
Return on risk-weighted assets, gross (%)	12.5	12.5	11.7	12.9	12.4	12.0
Return on leverage ratio denominator, gross (%)[1]	3.5	3.5	3.3	3.7	3.5	3.5
Cost / income ratio (%)	70.7	73.3	76.3	71.9	73.3	74.5
Net profit growth (%)	6.8	60.3	151.3	108.5	24.7	38.6
Resources
Total assets	1,088,246	1,085,861	1,125,327	1,064,621	1,088,246	1,064,621
Equity attributable to shareholders	57,085	55,361	57,754	57,461	57,085	57,461
Common equity tier 1 capital[2]	41,356	40,190	38,181	38,652	41,356	38,652
Risk-weighted assets[2]	299,612	290,470	286,743	281,442	299,612	281,442
Common equity tier 1 capital ratio (%)[2]	13.8	13.8	13.3	13.7	13.8	13.7
Going concern capital ratio (%)[2]	18.5	19.1	18.3	18.8	18.5	18.8
Total loss-absorbing capacity ratio (%)[2]	32.6	34.6	34.2	34.2	32.6	34.2
Leverage ratio denominator[1,2]	1,044,438	1,039,375	1,036,771	994,015	1,044,438	994,015
Common equity tier 1 leverage ratio (%)[1,2]	3.96	3.87	3.68	3.89	3.96	3.89
Going concern leverage ratio (%)[1,2]	5.3	5.3	5.1	5.3	5.3	5.3
Total loss-absorbing capacity leverage ratio (%)[2]	9.4	9.7	9.5	9.7	9.4	9.7
Other
Invested assets (USD billion)[3]	4,432	4,485	4,187	3,807	4,432	3,807
Personnel (full-time equivalents)	47,293	47,227	47,546	47,584	47,293	47,584

1 Leverage ratio denominators and leverage ratios for the respective periods in 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of our Annual Report 2020 for more information.    2 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    3 Consists of invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking. Refer to “Note 32 Invested assets and net new money” in the “Consolidated financial statements” section of our Annual Report 2020 for more information.

Appendix

Appendix

Alternative performance measures

Alternative performance measures

An alternative performance measure (an APM) is a financial measure of historical or future financial performance, financial position or cash flows other than a financial measure defined or specified in the applicable recognized accounting standards or in other applicable regulations. We report a number of APMs in the discussion of the financial and operating performance of the Group, our business divisions and our Group Functions. We use APMs to provide a more complete picture of our operating performance and to reflect management’s view of the fundamental drivers of our business results. A definition of each APM, the method used to calculate it and the information content are presented in the table below. Our APMs may qualify as non-GAAP measures as defined by US Securities and Exchange Commission (SEC) regulations.

APM label	Calculation	Information content
Invested assets (USD and CHF) – GWM, P&C, AM

Calculated as the sum of managed fund assets, managed institutional assets, discretionary and advisory wealth management portfolios, fiduciary deposits, time deposits, savings accounts, and wealth management securities or brokerage accounts.

This measure provides information about the volume of client assets managed by or deposited with UBS for investment purposes.
Client assets (USD and CHF) – GWM, P&C	Calculated as the sum of invested assets and other assets held purely for transactional purposes or custody only.

This measure provides information about the volume of client assets managed by or deposited with UBS for investment purposes, including other assets held purely for transactional purposes or custody only.

Recurring net fee income (USD and CHF) – GWM, P&C

Calculated as the total of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees and custody fees, which are generated on client assets, and administrative fees for accounts.

This measure provides information about the amount of recurring net fee income.
Transaction-based income (USD and CHF) – GWM, P&C

Calculated as the total of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, and credit card fees, as well as fees for payment and foreign exchange transactions, together with other net income from financial instruments measured at fair value through profit or loss.

This measure provides information about the amount of the non-recurring portion of net fee and commission income.
Cost / income ratio (%)	Calculated as operating expenses divided by operating income before credit loss expense or release (annualized as applicable).	This measure provides information about the efficiency of the business by comparing operating expenses with gross income.
Gross margin on invested assets (bps) – AM	Calculated as operating income before credit loss expense or release (annualized as applicable) divided by average invested assets.	This measure provides information about the operating income before credit loss expense or release of the business in relation to invested assets.
Net interest margin (bps) – P&C	Calculated as net interest income (annualized as applicable) divided by average loans.	This measure provides information about the profitability of the business by calculating the difference between the price charged for lending and the cost of funding, relative to loan value.
Net margin on invested assets (bps) – AM	Calculated as operating profit before tax (annualized as applicable) divided by average invested assets.	This measure provides information about the operating profit before tax of the business in relation to invested assets.
Business volume for Personal Banking (CHF and USD) – P&C	Calculated as the sum of client assets and loans.	This measure provides information about the volume of client assets and loans.
Net new business volume for Personal Banking (CHF and USD) – P&C	Calculated as the sum of net inflows and outflows of client assets and loans during a specific period (annualized as applicable).	This measure provides information about the business volume as a result of net new business volume flows during a specific period.
Net new business volume growth for Personal Banking (%) – P&C

Calculated as the sum of net inflows and outflows of client assets and loans during a specific period (annualized as applicable) divided by total business volume / client assets at the beginning of the period.

This measure provides information about the growth of business volume as a result of net new business volume flows during a specific period.

APM label	Calculation	Information content
Net profit growth (%)

Calculated as the change in net profit attributable to shareholders from continuing operations between current and comparison periods divided by net profit attributable to shareholders from continuing operations of the comparison period.

This measure provides information about profit growth in comparison with the prior period.
Pre-tax profit growth (%)

Calculated as the change in net profit before tax attributable to shareholders from continuing operations between current and comparison periods divided by net profit before tax attributable to shareholders from continuing operations of the comparison period.

This measure provides information about pre-tax profit growth in comparison with the prior period.
Return on common equity tier 1 capital (%)	Calculated as annualized net profit attributable to shareholders divided by average common equity tier 1 capital.	This measure provides information about the profitability of the business in relation to common equity tier 1 capital.
Return on equity (%)	Calculated as annualized net profit attributable to shareholders divided by average equity attributable to shareholders.	This measure provides information about the profitability of the business in relation to equity.
Return on attributed equity (%)	Calculated as annualized business division operating profit before tax divided by average attributed equity.	This measure provides information about the profitability of the business divisions in relation to attributed equity.
Return on leverage ratio denominator, gross (%)	Calculated as annualized operating income before credit loss expense or release divided by average leverage ratio denominator.	This measure provides information about the revenues of the business in relation to leverage ratio denominator.
Return on risk-weighted assets, gross (%)	Calculated as annualized operating income before credit loss expense or release divided by average risk-weighted assets.	This measure provides information about the revenues of the business in relation to risk-weighted assets.
Return on tangible equity (%)	Calculated as annualized net profit attributable to shareholders divided by average equity attributable to shareholders less average goodwill and intangible assets.	This measure provides information about the profitability of the business in relation to tangible equity.
Total book value per share (USD and CHF1)	Calculated as equity attributable to shareholders divided by the number of shares outstanding.	This measure provides information about net assets on a per-share basis.
Tangible book value per share (USD and CHF1)	Calculated as equity attributable to shareholders less goodwill and intangible assets divided by the number of shares outstanding.	This measure provides information about tangible net assets on a per-share basis.
Loan penetration (%) – GWM	Calculated as loans divided by invested assets.	This measure provides information about loan volume in relation to invested assets.
Net new money (USD) – AM	Calculated as the sum of the net amount of inflows and outflows of invested assets (as defined in UBS policy) recorded during a specific period.

This measure provides information about the development of invested assets during a specific period as a result of net new money flows and excludes movements due to market performance, foreign exchange translation, dividends, interest and fees.

Impaired loan portfolio as a percentage of total loan portfolio, gross (%) – GWM, P&C	Calculated as impaired loan portfolio divided by total gross loan portfolio.	This measure provides information about the proportion of impaired loan portfolio in the total gross loan portfolio.
Secured loan portfolio as a percentage of total loan portfolio, gross (%) – P&C	Calculated as secured loan portfolio divided by total gross loan portfolio.	This measure provides information about the proportion of the secured loan portfolio in the total gross loan portfolio.
Active Digital Banking clients in Personal Banking (%) – P&C

Calculated as the average number of active clients for each month in the relevant period divided by the average number of total clients. “Clients” refers to the number of unique business relationships operated by Personal Banking, excluding persons under the age of 15, clients who do not have a private account, clients domiciled outside Switzerland, and clients who have defaulted on loans or credit facilities. At the end of each month, any client that has logged on at least once in that month is determined to be “active.”

This measure provides information about the proportion of active Digital Banking clients in the total number of UBS clients (within the aforementioned meaning) who are serviced by Personal Banking.

Appendix

APM label	Calculation	Information content
Active Digital Banking clients in Corporate & Institutional Clients (%) – P&C

Calculated as the average number of active clients for each month in the relevant period divided by the average number of total clients. “Clients” refers to the number of unique business relationships or legal entities operated by Corporate & Institutional Clients, excluding clients that do not have an account, mono-product clients and clients that have defaulted on loans or credit facilities. At the end of each month, any client that has logged on at least once in that month is determined to be “active.”

This measure provides information about the proportion of active Digital Banking clients in the total number of UBS clients (within the aforementioned meaning) which are serviced by Corporate & Institutional Clients.

Mobile Banking log-in share in Personal Banking (%) – P&C	Calculated as the number of Mobile Banking app log-ins divided by total log-ins via E-Banking and the Mobile Banking app in Personal Banking.	This measure provides information about the proportion of Mobile Banking app log-ins in the total number of log-ins via E-Banking and the Mobile Banking app in Personal Banking.
Fee-generating assets (USD) – GWM

Calculated as the sum of discretionary and non-discretionary wealth management portfolios (mandate volume) and assets where generated revenues are predominantly of a recurring nature, i.e., mainly investment and mutual funds, including hedge funds and private markets, where we have a distribution agreement.

This measure provides information about the volume of invested assets that create a revenue stream, whether as a result of the nature of the contractual relationship with clients or through the fee structure of the asset. An increase in the level of fee-generating assets results in an increase in the associated revenue stream.

Net new fee-generating assets (USD) – GWM

Calculated as the sum of the net amount of fee-generating assets inflows and outflows, including dividend and interest inflows into mandates and outflows from mandate fees paid by clients, during a specific period.

This measure provides information about the development of fee-generating assets during a specific period as a result of net flows and excludes movements due to market performance and foreign exchange translation.

Fee-generating asset margin (bps) – GWM

Calculated as revenues from fee-generating assets (a portion of which is included in recurring fee income and a portion of which is included in transaction-based income, annualized as applicable) divided by average fee-generating assets for the relevant mandate fee billing period.

This measure provides information about the revenues from fee-generating assets in relation to their average volume during the relevant mandate fee billing period.

1  Total book value per share and tangible book value per share in Swiss francs are calculated based on a translation of equity under our US dollar presentation currency.

Abbreviations frequently used in our financial reports

A

ABS                asset-backed securities

AEI                 automatic exchange of information

AGM              Annual General Meeting of shareholders

A-IRB              advanced internal
ratings-based

AIV                 alternative investment vehicle

ALCO             Asset and Liability Committee

AMA              advanced measurement approach

AML               anti-money laundering

AoA                Articles of Association

APAC             Asia Pacific

APM               alternative performance measure

ARR                alternative reference rate

ARS                auction rate securities

ASF                 available stable funding

AT1                additional tier 1

AuM               assets under management

B

BCBS              Basel Committee on
Banking Supervision

BEAT              base erosion and anti-abuse tax

BIS                  Bank for International Settlements

BoD                Board of Directors

BVG                Swiss occupational
pension plan

C

CAO               Capital Adequacy Ordinance

CCAR             Comprehensive Capital Analysis and Review

CCF                credit conversion factor

CCP                central counterparty

CCR                counterparty credit risk

CCRC             Corporate Culture and Responsibility Committee

CCyB              countercyclical capital buffer

CDO               collateralized debt
obligation

CDS                credit default swap

CEA                Commodity Exchange Act

CEM               current exposure method

CEO               Chief Executive Officer

CET1              common equity tier 1

CFO                Chief Financial Officer

CFTC              US Commodity Futures Trading Commission

CHF                Swiss franc

CIC                 Corporate & Institutional Clients

CIO                 Chief Investment Office

CLS                 Continuous Linked Settlement

CMBS             commercial mortgage-backed security

C&ORC          Compliance & Operational Risk Control

CRD IV           EU Capital Requirements Directive of 2013

CRM               credit risk mitigation (credit risk) or comprehensive risk measure (market risk)

CRR                Capital Requirements Regulation

CST                combined stress test

CVA               credit valuation adjustment

D

DBO               defined benefit obligation

DCCP             Deferred Contingent Capital Plan

DJSI                Dow Jones Sustainability Indices

DM                 discount margin

DOJ                US Department of Justice

D-SIB              domestic systemically important bank

DTA                deferred tax asset

DVA               debit valuation adjustment

E

EAD                exposure at default

EB                   Executive Board

EBA                European Banking Authority

EC                  European Commission

ECB                European Central Bank

ECL                expected credit loss

EIR                  effective interest rate

EL                   expected loss

EMEA             Europe, Middle East and Africa

EOP                Equity Ownership Plan

EPE                 expected positive exposure

EPS                 earnings per share

ESG                environmental, social and governance

ETD                exchange-traded derivatives

ETF                 exchange-traded fund

EU                  European Union

EUR                euro

Euribor           Euro Interbank Offered Rate

EVE                economic value of equity

EY                  Ernst & Young (Ltd)

F

FA                  financial advisor

FCA                UK Financial Conduct
Authority

FCT                foreign currency translation

FINMA            Swiss Financial Market Supervisory Authority

FMIA              Swiss Financial Market Infrastructure Act

FSB                 Financial Stability Board

FTA                Swiss Federal Tax Administration

FVA                funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL             fair value through profit or loss

FX                   foreign exchange

G

GAAP             generally accepted
accounting principles

GBP                pound sterling

GDP               gross domestic product

GEB                Group Executive Board

GIA                 Group Internal Audit

GIIPS              Greece, Italy, Ireland,
Portugal and Spain

GMD              Group Managing Director

GRI                 Global Reporting Initiative

GSE                government-sponsored entities

G-SIB              global systemically important bank

H

HQLA             high-quality liquid assets

HR                  human resources

Appendix

Abbreviations frequently used in our financial reports (continued)

I

IAA                 internal assessment approach

IAS                 International Accounting Standards

IASB               International Accounting Standards Board

IBOR               Interbank Offered Rate

IFRIC               International Financial Reporting Interpretations Committee

IFRS                International Financial Reporting Standards

IHC                 intermediate holding company

IMA                internal models approach

IMM               internal model method

IRB                  internal ratings-based

IRC                 incremental risk charge

IRRBB              interest rate risk in the banking book

ISDA               International Swaps and Derivatives Association

K

KRT                Key Risk Taker

L

LAS                liquidity-adjusted stress

LCR                liquidity coverage ratio

LGD                loss given default

LIBOR             London Interbank Offered Rate

LLC                 limited liability company

LRD                leverage ratio denominator

LTIP                Long-Term Incentive Plan

LTV                 loan-to-value

M

M&A              mergers and acquisitions

MiFID II           Markets in Financial Instruments Directive II

MRT               Material Risk Taker

N

NAV               net asset value

NCL                Non-core and Legacy Portfolio

NII                   net interest income

NRV                negative replacement value

NSFR              net stable funding ratio

NYSE              New York Stock Exchange

O

OCA               own credit adjustment

OCI                 other comprehensive income

OTC               over-the-counter

P

PD                  probability of default

PFE                 potential future exposure

PIT                  point in time

P&L                profit or loss

POCI               purchased or originated credit-impaired

PRA                UK Prudential Regulation Authority

PRV                positive replacement value

Q

QCCP             qualifying central counterparty

QRRE              qualifying revolving retail exposures

R

RBA                role-based allowances

RBC                risk-based capital

RbM               risk-based monitoring

RMBS             residential mortgage-backed securities

RniV                risks not in VaR

RoAE              return on attributed equity

RoCET1          return on CET1 capital

RoTE               return on tangible equity

RoU                right-of-use

RV                  replacement value

RW                 risk weight

RWA               risk-weighted assets

S

SA                  standardized approach

SA-CCR          standardized approach for counterparty credit risk

SBC                Swiss Bank Corporation

SDG               Sustainable Development Goal

SE                   structured entity

SEC                US Securities and Exchange Commission

SEEOP            Senior Executive Equity Ownership Plan

SFT                 securities financing transaction

SI                    sustainable investing

SICR               significant increase in credit risk

SIX                  SIX Swiss Exchange

SME               small and medium-sized entity

SMF                Senior Management Function

SNB                Swiss National Bank

SPPI                solely payments of principal and interest

SRB                 systemically relevant bank

SRM               specific risk measure

SVaR              stressed value-at-risk

T

TBTF               too big to fail

TCJA              US Tax Cuts and Jobs Act

TLAC              total loss-absorbing capacity

TTC                through-the-cycle

U

UBS RESI        UBS Real Estate Securities Inc.

UoM               units of measure

USD                US dollar

V

VaR                value-at-risk

VAT                value added tax

W

WEKO            Swiss Competition Commission

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Information sources

Reporting publications

Annual publications

Annual Report (SAP No. 80531): Published in English, this single-volume report provides descriptions of: our Group strategy and performance; the strategy and performance of the business divisions and Group Functions; risk, treasury and capital management; corporate governance, corporate responsibility and our compensation framework, including information about compensation for the Board of Directors and the Group Executive Board members; and financial information, including the financial statements.

Geschäftsbericht (SAP No. 80531): This publication provides a German translation of selected sections of our Annual Report.

Annual Review (SAP No. 80530): This booklet contains key information about our strategy and performance, with a focus on corporate responsibility at UBS. It is published in English, German, French and Italian.

Compensation Report (SAP No. 82307): This report discusses our compensation framework and provides information about compensation for the Board of Directors and the Group Executive Board members. It is available in English and German.

Quarterly publications

The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is available in English.

How to order publications

The annual and quarterly publications are available in ..pdf format at ubs.com/investors, under “Financial information,” and printed copies can be requested from UBS free of charge. For annual publications, refer to the “Investor services” section at ubs.com/investors. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website

The “Investor Relations” website at ubs.com/investors  provides the following information about UBS: news releases; financial information, including results-related filings with the US Securities and Exchange Commission; information for shareholders, including UBS share price charts, as well as data and dividend information, and for bondholders; the UBS corporate calendar; and presentations by management for investors and financial analysts. Information is available online in English, with some information also available in German.

Results presentations

Our quarterly results presentations are webcast live. Recordings of most presentations can be downloaded from ubs.com/presentations.

Messaging service

Email alerts to news about UBS can be subscribed for under “UBS News Alert” at ubs.com/global/en/investor-relations/contact/
investor-services.html. Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.

Form 20-F and other submissions to the US Securities and Exchange Commission

We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (the SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a wrap-around document. Most sections of the filing can be satisfied by referring to the combined UBS Group AG and UBS AG annual report. However, there is a small amount of additional information in Form 20-F that is not presented elsewhere and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available on the SEC’s website: sec.gov. Refer to ubs.com/investors  for more information.

Appendix

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS’s judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. The outbreak of COVID-19 and the measures taken in response to the pandemic have had and may continue to have a significant adverse effect on global economic activity, including disruptions to global supply chains, and an adverse effect on the credit profile of some of our clients and other market participants, which has resulted in and may continue to increase credit loss expense and credit impairments. In addition, we face heightened operational risks due to remote working arrangements, including risks to supervisory and surveillance controls, as well as increased fraud and data security risks. The unprecedented scale of the measures taken to respond to the pandemic, as well as the uncertainty surrounding vaccine supply, distribution, and efficacy against mutated virus strains create significantly greater uncertainty about forward-looking statements. Factors that may affect our performance and ability to achieve our plans, outlook and other objectives also include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (iii) the continuing low or negative interest rate environment in Switzerland and other jurisdictions; (iv) developments (including as a result of the COVID-19 pandemic) in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and increasing geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS’s clients and counterparties, as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in central bank policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS’s business activities; (vii) UBS’s ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, or other external developments; (viii) UBS’s ability to maintain and improve its systems and controls for the detection and prevention of money laundering and compliance with sanctions to meet evolving regulatory requirements and expectations, in particular in the US; (ix) the uncertainty arising from domestic stresses in certain major economies; (x) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA, as well as the amount of capital available for return to shareholders; (xiii) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xiv) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xvi) UBS’s ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xviii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased while COVID-19 control measures require large portions of the staff of both UBS and its service providers to work remotely; (xix) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; (xxi) uncertainty over the scope of actions that may be required by UBS, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards; and (xxii) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2020 and UBS’s First Quarter 2021 Report on Form 6K. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-253432), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Forms 6-K of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/   Ralph Hamers _______________

Name:  Ralph Hamers

Title:    Group Chief Executive Officer

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Group Chief Financial Officer

By: _/s/ Christopher Castello  ___________

      Name: Christopher Castello

      Title: Group Controller and

            Chief Accounting Officer

UBS AG

By:     /s/ Ralph Hamers ________________

Name:  Ralph Hamers

Title:    President of the Executive Board

By:     /s/ Kirt Gardner  _________________

Name:  Kirt Gardner

Title:    Chief Financial Officer

By:     /s/ Christopher Castello              _____

      Name: Christopher Castello

      Title:    Controller and Chief Accounting Officer

Date:  October 26, 2021